Exhibit 99.1

Ciba Specialty Chemicals Making the Difference

Annual Report 2002 Value beyond chemistry

Ciba Specialty Chemicals

Who We Are

Ciba Specialty Chemicals is more than
a chemical company. We deliver
value beyond chemistry.

Ciba Specialty Chemicals is a leading company dedicated to producing high-value effects for our customers’ products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product.

Business success is driven by our long-term strategy of innovation and continuous operational improvements.

Ciba Specialty Chemicals brings new and creative thought to the processes and products of our customers in more than 120 countries and, additionally, offers customers around the world and throughout the value chain comprehensive online service 24 hours a day and 7 days a week.

Ciba Specialty Chemicals’ continuing operations generated sales of CHF 7.085 billion in 2002, and CHF 294 million was spent on R&D to foster innovation across the Company.

Our Vision

We create effects to
improve the quality of life.

We add performance, protection, color and strength to automobiles, clothing, packaging, home and personal care products and much more.

Our Mission

Ciba Specialty Chemicals is a
global leader, committed to be
number one in all our chosen markets.

We strive to be the partner of choice for customers seeking innovative effects to enhance the performance of their products. We endeavor to be the employer of choice for the best people. We are determined to create value for our shareholders.

Our Strategy

Ciba Specialty Chemicals places the
customer first.

Our aim is to make our operations faster and more flexible, to increase our focus on customers and markets in order to drive profitable growth and to maximize value for our shareholders.

A lean, industry-targeted organization, with best-in-class manufacturing, aligns Ciba Specialty Chemicals closely with its customer industries. All five business segments ...

•	Plastic Additives

•	Coating Effects

•	Water & Paper Treatment

•	Textile Effects

•	Home & Personal Care

... have strong market positions and provide the best and most complete service to their specific customer industries.

We offer leading-
edge innovation.

We enable beneficial features that make every-day products better and breakthrough products possible. We offer our customers both quantum leap innovation as well as steady improvements by fostering a culture of innovation and by sharing and leveraging our core competencies.

We help our
customers succeed.

We do not simply sell products; we work alongside our customers — and our customers’ customers. We engage closely with the markets we serve, drawing on our applications expertise and industry knowledge to ensure our products offer maximum benefit, all along the value chain.

We want the best people
to work for Ciba Specialty Chemicals.

We attract, develop and retain the very best. We want our people to be empowered to explore the creative ideas that will spur us to profitable growth.

Where We Are

Ciba Specialty Chemicals’ Global Network of Major Locations

Production Sites Bradford (GB) Brussels (BE) Clayton (GB) R & D Sites Heerenveen (NL) Grimsby (GB) Maastricht (NL) Service Centers Macclesfield (GB) Paisley (GB) Grenzach (DE) Guangzhou (CN) Lampertheim (DE) Panyu (CN) Charlotte, NC (US) Langweid (DE) Shekou (CN) High Point, NC (US) Xiangtan (CN) Basel (CH) Kaisten (CH) West Memphis, AR (US) Tarrytown, NY (US) Shanghai (CN) Monthey (CH) St. Louis, MO (US) Newport, DE (US) Schweizerhalle (CH) Qingdao (CN) Suffolk, VA (US) Changchung (KR) Ulsan (KR)
Ai-oi (JP) Amagasaki (JP) Chiba (JP) Isohara (JP)
Kaohsiung (TW) McIntosh, AL (US) Lad Krabang (TH) St. Gabriel, LA (US) Mahachai (TH) Singapore (SG) Kuala Lumpur (MY) Atotonilquillo (MX) Puebla (MX) Auckland (NZ)
Fraijanes (GT)
Riyadh (SA) Bogotá (CO) Wetherill Park (AU) Spartan (RSA) Wyong (AU) Milano (IT) Santiago (CL) Mortara/Trivolzio (IT) Thomastown (AU) São Paulo (BR) Pontecchio Marconi (IT) Kwinana (AU) Vanzeghello (IT) Estrada do Colégio (BR)
Camaçari (BR) Abidos (FR) Huningue (FR) Candra Sari (ID) Saint-Denis (FR) Saint-Fons (FR) Geographic split of sales Saint-Jeoire (FR) Ankleshwar (IN) Goa (IN)
Mumbai (IN) 27% 38%
• 60 production sites in 23 countries • 22 research centers in 11 countries • 19,000 employees around the world Europe 35% The Americas Asia-Pacific

Our Core Competencies

We bring the benefits of leading-edge research to the real world to improve the quality of life.

Our effects improve existing, or add new qualities to products at every stage of the production process:

•	We protect plastics, coatings and photo graphic layers from degradation induced by light, heat, air and mechanical stress

•	We add color to plastics, coatings, textiles, paper and wood

•	We improve the efficiency of the papermaking process

•	We improve the brightness in paper

•	We cure and image layers and coatings using light

•	We help to shield people and objects from harmful ultraviolet light and microorganisms

•	We optimize water management

•	We improve the performance of textiles

•	We make textiles whiter and brighter through laundry detergents

•	We synthesize complex functional molecules economically

...and much more.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland

Value beyond chemistry

www.cibasc.com

Ciba Specialty Chemicals Business Review 2002

Ciba Specialty Chemicals

Group Summary
Making the difference

Ciba Specialty Chemicals further strengthened its financial position last year. The alignment of the Company with its markets and customers, consolidation of three supply chains into one and further streamlining produced clearly positive results. Productivity and market share improved in a difficult economic environment.

The continuing focus on profitable growth paid off. Sales increased 3 percent in local currencies compared to 2001, ahead of the market, with strong gains in Asia-Pacific (+5 percent) and 2 percent gains in both Europe and the Americas. Due to the significant appreciation of the Swiss franc, sales were 4 percent lower in Swiss francs, at CHF 7.085 billion. Volumes rose 5 percent, which outpaced price reductions, which were held to 3 percent.

EBITDA1 reached CHF 1.173 billion, allowing the EBITDA margin2 to be kept at a good level of 16.6 percent of sales. Spending on research and development rose 7 percent, to CHF 294 million, reflecting the Company’s commitment to innovation. Net income rose 6 percent to CHF 406 million. Earnings per share were CHF 5.92.

Net debt was further reduced to less than CHF 1.5 billion, while cash on hand reached a record of nearly CHF 2.4 billion. The generation of free cash flow was strong at CHF 683 million.

Over the past two years, the Company has closed four smaller production plants and has had a net reduction of 1,300 positions following the addition of new positions in Asian growth markets. The Company has also instituted direct e-commerce connections with major customers and begun e-marketing initiatives targeting customers further down the value chain.

With its leaner structure, strengthened balance sheet and continuing focus on cash and asset management, Ciba Specialty Chemicals is well positioned to either participate early in an economic upswing or respond quickly to adverse developments.

[1]	EBITDA stands for Earnings Before Interest, Taxes, Depreciation and Amortization, and is calculated as operating income plus depreciation and amortization.

[2]	EBITDA margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

Summary of Financial Information
(in millions of Swiss francs, except per share data)

Year ended December 31,	2002	2001

Statements of income

Net sales	7 085	7 367

Cost of goods sold	4 729	4 988

Gross profit	2 356	2 379

Selling, general and administrative	1 247	1 258

Research and development	294	276

Amortization of goodwill	0	61

Amortization of other intangibles	33	31

(Income) from earnings of equity affiliates	(6)	(8)

Operating income	788	761

Interest expense	(159)	(203)

Interest income	49	69

Other financial expense, net	(105)	(59)

Income from continuing operations, before income taxes and minority interest	573	568

Provision for income taxes	154	178

Income from continuing operations, before minority interest	419	390

Minority interest	13	10

Income from continuing operations	406	380

Cumulative effects of change in accounting principles, net of tax	0	2

Net income	406	382

Earnings per share from continuing operations	5.92	5.72

Earnings per share	5.92	5.76

Balance sheets

Current assets	5 314	4 827

Property, plant and equipment, net	3 196	3 565

Other long-term assets	3 282	3 326

Total assets	11 792	11 718

Current liabilities	3 095	1 977

Long-term liabilities	4 267	5 745

Minority interests	76	88

Shareholders’ equity	4 354	3 908

Total liabilities and shareholders’ equity	11 792	11 718

Statements of cash flows

Net cash provided by operating activities	1 038	1 054

Net cash used in investing activities	(349)	(334)

Net cash provided by (used in) financing activities	144	(275)

Effect of exchange rate changes on cash and cash equivalents	(74)	(22)

Net increase in cash and cash equivalents	759	423

2002 Stock Development Index*
Ciba Specialty Chemicals — Price Index
Dow Jones World Chemical Specialties — Price Index
* Source: Thomson Datastream

Ciba Specialty Chemicals

Sales

			Percentage change

			in local
	2002	2001	currencies	in CHF

PA	1 813	1 834	+6	-1

CE	1 920	1 944	+5	-1

WPT	1 409	1 486	+1	-5

TE	1 544	1 673	-2	-8

HPC	399	430	+1	-7

Group	7 085	7 367	+3	-4

in millions CHF

EBITDA

		% of		% of
	2002	sales	2001	sales

PA	346	19.1	388	21.1

CE	440	22.9	411	21.1

WPT	186	13.2	157	10.6

TE	208	13.5	248	14.8

HPC	82	20.6	95	22.2

Corporate	(89)		(69)

Total	1 173	16.6	1 230	16.7

in millions CHF

PA	Plastic Additives
CE	Coating Effects
WPT	Water & Paper Treatment
TE	Textile Effects
HPC	Home & Personal Care

Plastic Additives
Leveraging industry leadership

Plastic Additives expanded its product and service offerings in 2002, driving strong volume growth and market share gains in a competitive pricing environment. Sales rose a strong 6 percent in local currencies, with balanced global growth. Capital investments, aimed at debottlenecking, increased capacity and productivity.

Ciba Specialty Chemicals purchased the MELAPUR® flame-retardant technology from DSM, a leading range of halogen-free, melamine-based flame retardants. Coupled with the new Ciba® TINUVIN® FR technology, this established Plastic Additives as a credible flame retardant solution provider. The Segment also introduced Ciba® SMARTLIGHTTM RL 1000 – a photoselective additive for greenhouse films that increases crop productivity – using new e-marketing tools that leverage the Internet to reach targeted downstream customers. A hydrophilic additive was introduced, Ciba® IRGASURFTM HL560, designed to increase the absorbent properties of polypropylene fabrics used in wipes and diapers. To meet specific market needs for substrates and applications, the Segment launched Ciba® IRGASTAB® PUR for polyurethane and Ciba® IRGASTAB® STYL for styrenics.

Response to the year-old CIBA EXPERT SERVICESTM program was very promising, generating new revenues from analytical, testing and operational services. Many current and non-traditional customers attended conferences learning about product registration and industry regulations.

Lubricant Additives expanded its product range with Ciba® IRGALUBE® products designed for industrial lubricant applications.

Coating Effects
Expansion through innovative technology

Coating Effects had a strong year, with higher results in sales in local currencies (+5 percent) and in profitability. A good increase in volumes was due to strong demand in the coatings, plastics and inks markets, which represent the bulk of the Segment’s sales. Excellent growth was also achieved in digital printing as well as in pigments for LCD displays because of market developments in the notebook and computer monitor markets.

A large number of new product introductions met with excellent customer acceptance. The Segment introduced Ciba® TINUVIN® 405, a new ultraviolet absorber which is compatible with powder coatings. In addition, two new photo-initiators for the curing of coatings were launched: the state-of-the-art Ciba® IRGACURE® 819 DW and Ciba® IRGACURE® 250 for cationic curing. Several new pigments were also launched and, in December, Ciba® LIGNOSTABTM 1198 was presented, which protects wood’s natural color.

Further advancements were made in e-commerce, with new polymer colorant services available on the industry Internet platform SpecialChem as well as with new features on Ciba Specialty Chemicals’ own Internet site, better tailored to specific industry segments.

Customer Brand Management, a service introduced in 2000 to offer Ciba Specialty Chemicals’ expertise in color across a range of substrates to advise global companies on the maintenance of color consistency and protection of the quality of their valuable brand logos, generated more new business opportunities as well.

Sales EBITDA Net Income Sales by Segment: 2001 vs. 2002 Sales by Seg ment: 2002 in billions CHF in millions CHF in millions CHF in millions CHF

Water & Paper Treatment
The provider of choice in water & paper treatment

Water & Paper Treatment continued its turn-around in 2002, leading to higher sales in local currencies (+1 percent) and a further improvement in profitability. Production and personnel costs were both lower. Volumes increased ahead of price reductions. Strong growth in Asia-Pacific (especially China and Indonesia) and South America, as well as good growth in Europe, helped offsetting weakness in NAFTA.

Paper sales benefited from the introduction of Ciba® LODYNE® grease repellents, a fluoro-chemical which has been cleared for a wide variety of food contact uses by the United States Food and Drug Administration. Applications include everything from pet food bags and cartons to fast-service restaurant use and other food packaging. The Segment’s chemists were among those honored with the annual Ciba Specialty Chemicals R&D Award for developing a novel platform for oil, grease and water repellence.

Water treatment sales were boosted with the launch of new flocculants that use the revolutionary UMATM technology. In addition, the Segment developed a new inverse emulsion range of flocculants that increases cost efficiency and is useful across virtually all of its industry groups.

The Segment was also honored when its Ciba® HYDROCOL® system supported the setting of a new world speed record in fine paper production. Nordland Papier, a subsidiary of UPM-Kymmene Corporation, produced 3,000 kilometers of paper, nearly 10 meters wide, in 33 hours. The resulting length would have stretched from Germany to Morocco.

Textile Effects
The provider of integrated textile solutions

Textile Effects continued last year to manage the increasingly rapid shift of textile production markets from Europe and NAFTA to Asia. There was strong, double-digit growth in the oil and water repellent business and good gains in comfort and easy care. Global weakness continued in dyes for most major fiber grades. Segment sales in local currencies were 2 percent lower. Strong price competition continued. Volumes were modestly higher.

The Segment expanded its cooperation with DuPont Textiles and Interiors to jointly develop and market new and increasingly sophisticated products for stain and water repellent finishes, featured in DuPont’s Teflon® brand. Textile Effects’ chemists shared in receiving the Ciba Specialty Chemicals R&D Award for new advancements in this field.

New Ciba® ULTRAPHIL® moisture management agents were introduced, allowing “breathable” sportswear. The Segment also sees good potential for its line of digital printing inks with the recent introduction of the world’s first high-speed digital textile printer. Also, new dyes for polyamides were introduced, providing customers with a higher level of brilliance and performance.

The Segment has also introduced Ciba® Textile Services, featuring expertise in areas ranging from color matching, to effects development, fashion shade management, virtual color communication and training. Two world-class sample dyeing facilities are offering services globally to both the Segment’s customers as well as to their customers further down the value chain.

Home & Personal Care
Technology opportunities building a bright future

For Home & Personal Care, the strong market acceptance of its different lines of novel effects continued in 2002. The Segment successfully expanded its product portfolio beyond its traditional whiteners and hygiene solutions. Sales rose 1 percent in local currencies. UV protection products, solutions for fabric care and its line of sophisticated detergent whiteners were the main growth drivers. Good growth in North and South America, as well as Europe, offset weakness in Asia-Pacific where strong competitive activity continued in more mature product lines. Volumes rose modestly and outpaced price reductions.

At the 22nd Congress of the International Federation of Societies of Cosmetic Chemists, the Segment launched a revolutionary chemistry for UV skin protection products. Ciba® TINOSORB® S combines highly efficient UV-A and UV-B protection with photostability and oil solubility, making it applicable for cosmetic creams and lotions. And Ciba Specialty Chemicals introduced its computer-based Sunscreen Simulator, which allows sunscreen manufacturers to accurately predict the sun protection factor, to optimize development during the creation of their formulations.

There was eager response as well at the 5th World Detergents Conference, where the Segment introduced a new technology platform, oxidation catalysts. This platform’s first commercial catalyst, Ciba® TINOCAT®, to be launched in Asia in 2003, shows enhanced low-temperature stain bleaching effects as well as inhibition of transfer of colors during the wash cycle, all at very low concentrations.

EBITDA by Segment: 2001 vs. 2002 EBITDA by Segment: 2002 EBITDA Margin: 2001 vs. 2002 in millions CHF EBITDA as a percentage of sales

Letter to Shareholders 4 Executive Committee 7 2002 Highlights 8 Automotive 10 Textiles 12 Skin Care 14 Plastics 16 Paper 18 Building Relationships 20 Organizational Structure 22

Making the difference... right down the line. As a company dedicated to improving the quality of life for people around the world, Ciba Specialty Chemicals takes great pride in supporting, not just its own customers, but its customers’ customers: creating a line of value that stretches from its research labs all the way to the end-user. This Annual Report follows that line through five key markets, illustrated with images from the end-user’s perspective, as well as from its own and its customers’ industries – showing how its expertise and care can really make the difference.

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Ciba Specialty Chemicals

Statement from the
Chairman of the Board
and Chief Executive Officer
Armin Meyer

Dear Shareholders,

The dedicated and talented employees of Ciba Specialty Chemicals, backed by our good products and services, delivered many significant accomplishments last year, despite the fact that 2002 was, in almost all areas, very challenging. The economic environment was difficult; instead of the wind at our backs, we faced strong headwinds, without much external support to help us achieve our targets. In the fourth quarter, global business conditions softened. For the full year, worldwide GDP growth was moderate, estimated at 2 percent.

Two years after the introduction of the simplified Group structure, we are benefiting from the alignment with our customers and markets as well as from our firm actions to lower the cost base. The Company increased productivity in 2002, delivering more specialty chemicals with fewer resources. We will continue with this same structure as well as with our dynamic company culture, which is based on stable and sustainable values. This allows us to continue to fully focus on our key priorities: Profitable growth, innovation, excellence in people and cash generation.

An important result of our performance, particularly our strong free cash flow generation, is that this year we are once again able to reward our valued shareholders with the same high cash payout as last year: CHF 3 per share. The Board of Directors has voted to recommend that shareholders receive this payment through a reduction in the nominal value of Ciba Specialty Chemicals stock of CHF 3 per share, bringing the nominal value to CHF 6 per share, which, from a taxation perspective, is an attractive form of payment.

Reliable performance in a difficult environment

Sales in 2002 reached CHF 7.085 billion. In local currencies, we exceeded last year’s level by 3 percent. In Swiss francs, however, we were 4 percent below last year, mainly due to the significant strengthening of the Swiss franc against our major trading currencies. Many of our businesses grew above market average and quite a few benefited from a good number of new product introductions. Examples include coatings, lubricant additives, plastics, inks, paper, personal care and textile chemicals. In local

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Letter to Shareholders

currencies, Plastic Additives and Coating Effects achieved solid sales growth of 6 percent and 5 percent, respectively. In fact, all of our segments, with the exception of Textile Effects, exceeded last year’s sales level in local currencies. The Textile Effects Segment was faced with a very competitive environment, including the increasingly rapid shift from its traditional markets to Asia. With our global setup, however, we are in a position to follow the market moves and will continue to do so.

With our strategy of “quality before volume”, we could limit price reductions to 3 percent. This supported our earnings. Our customers continued to rely on the high value of our products, expertise and services. This allowed us to strengthen our market positions even in difficult times. Having no signs of an immediate improvement in the business climate, we continue to closely monitor the situation and are prepared to take fast and firm actions, either to participate early in an upturn or to match a further worsening environment.

In local currencies, sales in Asia-Pacific grew by 5 percent, with the China Region now becoming our third largest market after the United States and Germany. Europe grew by 2 percent, as did Germany itself. In the Americas, sales rose 2 percent, with the U.S. slightly ahead of last year’s level.

Net income increased by 6 percent in Swiss francs, to CHF 406 million, due to our substantially lower cost base, which helped to compensate the negative currency impacts. Earnings per share were CHF 5.92. We maintained the EBITDA margin at a good level of 16.6 percent of sales. We outperformed most of our competitors and this is the direct result of our determined actions to reduce costs and increase productivity. At the same time, we increased spending on research and development by 7 percent, demonstrating our commitment to technology and innovation.

We continued to focus strongly on cash generation. Proactive management of inventories and receivables, as well as a simplified supply chain structure, helped us reach a free cash flow of CHF 683 million. It is important that we are able to generate a solid cash flow also in difficult times, which is a convincing sign of stability. Net debt was further reduced, by CHF 888 million, and is now below the level of CHF 1.5 billion, with a record of nearly CHF 2.4 billion remaining available on the balance sheet in cash. The Company is well prepared to absorb the upcoming bond debt repayments in 2003 of around CHF 950 million, while afterwards maintaining a healthy balance sheet.

Continuous improvement of operations

Ciba Specialty Chemicals has launched a number of actions to improve productivity. The supply chain project, merging our three existing systems into one global logistics system, is well on track and will be finalized during 2003. This will lead to higher efficiency and simpler and faster processes. In addition, the announced cooperation with Danzas will help us achieve further cost reductions in the transportation logistics area. In our production network, four smaller manufacturing facilities have been closed over the past two years. Our capital expenditures are sharply focused on increasing productivity; that is, maximum capacity utilization at the lowest cost. In order not to contribute to the overcapacity existing worldwide, Ciba will further push rationalization to secure a streamlined and cost competitive production setup.

In 2001 and 2002, we eliminated 1,300 net positions to adapt our cost structure to the realities of the market. At the same time, we also added people in strategic areas such as China and other Asian countries, where business was growing over-proportionally. We implemented new e-marketing initiatives and online services that allow for a more precise targeting of customers further down the value chain.

“Our customers continued
to rely on the high value of
our products, expertise and
services. This allowed us to
strengthen our market positions
even in difficult times.”

2005 targets – Managing for Growth – Sustainability

While the Company has made substantial improvements in cash generation, cost reduction and earnings, an increased focus in 2003 and beyond will be on profitable growth, to further improve the top line. We are launching “Managing for Growth”. A variety of actions will be implemented with the target to outperform market growth by at least 2 percent, and dedicated teams will drive high-impact growth projects across the Company – in new markets as well as with new and innovative products and solutions. Our ambition is to aggressively seek every opportunity to grow and to become one of the best companies in creatively pursuing and creating growth opportunities. In addition, the Company is committed to realizing some acquisitions in 2003; however, we will not waver from our pol icy to only make acquisitions that meet our strict requirements and, by that, keep the risk level as low as possible. With all of these actions in place, we will stick to the earlier announced targets: 6 percent average annual growth until 2005 and, in 2005, an EBITDA margin of 20 percent of sales and a free cash flow exceeding CHF 1 billion.

Economic performance is a key pillar for Ciba Specialty Chemicals; more and more, however, social issues and environmental sustainability are as well. Ciba’s Executive Committee approved a Social Policy Statement last year, which complements the Code of Conduct adopted in 2000. Together, they represent internationally recognized, best practice standards of social performance. As our official policies, they shall ensure that Ciba Specialty Chemicals

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Ciba Specialty Chemicals

follows the highest level of standards in its ongoing implementation of open relationships with our neighbors and all of our stakeholders, be they inside or outside the Company. They also support our various and well established educational initiatives in the field of chemistry. In addition, the Executive Committee has also formalized our longstanding commitment to be accountable for our products from “cradle to grave”, with the official adoption of Product Stewardship Guiding Principles.

Corporate Governance

Ciba Specialty Chemicals continues both to meet the latest corporate governance guidelines as well as to exceed many of the standards in practice. The Company is complying with the Swiss Code of Best Practice guidelines, the new Swiss Exchange Corporate Governance Directive and continues to implement applicable regulations under the newly introduced U.S. Sarbanes-Oxley Act. All members of the Board of Directors, excluding the Chairman, are non-executive and independent of the Company. With the appointment of an external Lead Director and committees for Audit and Remuneration, both chaired by external directors, we have secured the right checks and balances. One of the initiatives approved by the Board is a change in the way in which members of the Executive Committee are rewarded. Instead of stock options they will receive shares. The Board believes that this new approach is a better method for driving long-term, sustainable and profitable growth.

Outlook 2003

In the upcoming quarters, Ciba Specialty Chemicals does not expect substantial changes in the current trading conditions. In such a challenging market environment, it is particularly important to continue to reduce the cost base by increasing operational efficiency and by adhering to strict expense controls. The Company will need to compensate for around CHF 60 million in additional expenses, mainly for an increase in pension contributions and higher insurance premiums.

Despite the anticipated challenging first two quarters of the year, for the full year the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002. With the continuous strong focus on cash generation, the Company is striving to achieve a free cash flow for 2003 in excess of CHF 600 million.

These forecasts are based on the assumption of an economic recovery later in the year in the United States and, afterwards, in Europe, as well as reasonably stable currency exchange rates vis-à-vis the Swiss franc, and, as usual, the effects of potential acquisitions are not included. In addition, the Company continues to monitor developments in the geopolitical climate globally and is prepared to react accordingly.

On behalf of the Board of Directors and the Executive Committee, I thank you, our shareholders, for your loyalty and support, and all Ciba Specialty Chemicals employees for their strong contributions and excellent performance.

With best regards,

Armin Meyer
Chairman and Chief Executive Officer
Ciba Specialty Chemicals

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Executive Committee

Armin Meyer, Chairman and Chief Executive Officer+
Ciba Specialty Chemicals’ Executive Committee
Martin Riediker, Michael Jacobi, Chief Technology Officer Chief Financial Officer
Brendan Cummins, Tim Schlange, International Coordination Home & Personal Care and Human Resources
Mark Garrett, Felix Meyer,
Water & Paper Treatment Plastic Additives
Christoph Biedermann, Hermann Angerer, Textile Effects Coating Effects

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Ciba Specialty Chemicals

January 9 April 29
Two new photoinitiators: Ciba® IRGACURE® 250 (for cationic Ciba® HYDROCOL® System curing) and Ciba® IRGACURE® supports paper production 819 DW (for state-of-the-art world record UV curing)
January 28 May 2
Ciba Specialty Chemicals wins
Mexico’s National Electrical Acquisition of DSM MELAPUR® Energy Conservation Award range of flame retardants
January 29 July 2
Ciba Specialty Chemicals com- plements e-business offer with FDA clears Ciba® SHELFPLUS® polymer colorant services on UV filter for food packaging SpecialChem
February July 11
New Ciba® ULTRAPHIL® Ciba® TINOLUX® laundry addi- moisture management agents tive uses sun to bleach stains for breathable sportswear
August
Global cooperation with Solid financial performance DuPont’s Teflon® brand strengthens the Company’s for textiles position
April 10 August 28
New water-treatment New Ciba® TINUVIN® 405: an flocculants with revolutionary ultraviolet absorber compatible UMA™ technology with powder coatings

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2002 Highlights

September 12 October 16
New Ciba® TINOCAT® New dyes for polyamide offer releases low-temperature brilliance and performance bleaching power
September 19
Ciba® Textile Services provides Global ad campaign expertise for customers emphasizes end-user benefits throughout the value chain
September 23
Revolutionary broad-spectrum R&D prize awarded to new UV skin protection: technology platform for oil, Ciba® TINOSORB® S grease and water repellence
September
New Ciba® IRGASURF™ HL 560: the first internal New Ciba® SMARTLIGHT™ hydrophilic additive for photoselective additive for nonwoven polypropylene greenhouse films boosts flower hygiene products growth and quality
October December 2
FDA clears Ciba® LODYNE®
2010 grease repellent for Ciba® LIGNOSTAB® 1198 food contact protects wood’s natural color
October December 5
Ciba Specialty Chemicals World’s first high-speed selects Danzas’ Control digital textile printer uses Ciba Tower Concept to boost Specialty Chemicals inks for transportation efficiency fast production at high quality

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Cars have never been simply a form of transport: they have always had personality. They appeal to the senses. And as cars become more alike mechanically, their appearance – color, brilliance, gloss – becomes ever more important to their owners.

There are around 500 million motor vehicles in the world; 58 million were produced last year. While each one leaves the factory with a perfect exterior finish, accidents soon change that: in 2001 in the U.S. alone, there were over four million crashes that, thankfully, damaged

“In care repair, productivity is everything. The paint booth often the bottleneck in a repair shop: waiting up to an hour for a primer or topcoat to dry holds up everything else. UV-curing saves my custom- ers time, improves workflow and helps them meet health and environmental standards. That makes all the difference.” Dr. Werner Lenhard Head R&D, UV Coatings for Refinish DuPont Performance Coatings Wuppertal, Germany
Ciba Specialty Chemicals’ accumulated expertise and continuing research into the interaction between ultraviolet light and polymers lets it create packages of photoinitiators and light stabilizers, so that leading paint companies like DuPont Performance Coatings can offer dramatic improvements in performance and productivity to automotive refinishers.

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Automotive

only the cars and not the occupants. It’s little wonder that, with a world market for automotive coatings of CHF 10-12 billion, an additional CHF 8-10 billion is for “refinishing”: that is, paintwork applied after sale.

Despite the size of its market, the refinishing business faces increasing pressure: sophisticated paint systems require skillful and knowledgeable staff; governments require reductions in the emission of volatile organic compounds (VOCs) given off by solvent-based coatings; customers and insurance companies require lower car repair costs and faster turnaround. Improved productivity is the key to success.

Ciba Specialty Chemicals can help: its wide expertise in photoinitiators, patented UV protection packages and antioxidant additives mean paint companies can now offer UV-cured coatings to the world’s automotive refinishers. UV-curing uses powerful ultraviolet light to cross-link the liquid polymer coating, taking only seconds to do what used to take up to an hour: create a tough, durable, scratch-resistant finish.

The refinishing industry is now extending its use of UV-cure primers and topcoats. In addition, it’s expected that over the next two to three years the UV-curing technology will be used in new car production — first for repairs of parts that were damaged during shipment as well as for touch-ups, to test the technology, and then for the original coating of parts and body panels. As the acknowledged market and technical leader in UV-curing, Ciba Speciality Chemicals is working with the top paint manufacturers to extend the application of this revolutionary technology.

The difference is productivity

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Ciba Specialty Chemicals

Starting with the sizing and pretreatment of the raw fibers, Ciba Specialty Chemicals offers solutions at every stage of textile production – dyes, dyeing auxiliaries, printing auxiliaries and high-performance finishes – ensuring that producers like Anna Maria Marzorati Kuntz from Vicunha Textiles can give retailers a product with the look, feel and quality that sells.
“Our customers are big-name brands; they demand textiles that meet the highest stan- dards for appearance and per- formance. At the same time, cost is always an issue. We can’t afford not to get it right the first time. We need a part- ner who can supply, not only great products, but a complete end-to-end package of exper- tise – helping us continually improve quality, productivity and cost-efficiency.” Anna Maria Marzorati Kuntz Commercial Director Vicunha Textiles São Paulo, Brazil

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Textiles

The difference is quality

The world’s nearly CHF 1 trillion garment industry all rests on one vital instant: when a customer looks, likes and decides to buy. Retailers and the brand names keep up with the trends of the moment – and producers have to keep up with them.

Vicunha Textiles in Brazil is one of Latin America’s largest textile companies; it supplies high-value customers such as Levi Strauss & Co. as well as produces high-volume textiles, including denims, for several destinations. Its size, vertical integration and presence in the world market give it a competitive advantage – but only because it can meet the retailers’ ever-rising demands for quality, consistency and speed of response.

These are demands Ciba Specialty Chemicals understands well through the experience of its 40 service labs and 800 technical representatives around the world. Ciba has recently expanded its partnership with Vicunha Textiles to include specially formulated stain repellents for Levi Strauss & Co.’s Dockers® brand, further helping it to differentiate its products in a highly competitive industry.

Because Ciba Specialty Chemicals expertise extends from the fiber to the finish, it can offer integrated solutions, helping producers improve quality while reducing process steps and containing cost. And because Ciba is in close touch with the retailers, it can establish uniform standards and recipes to ensure that when the garment arrives, it matches expectations.

The retailer wins by getting more textiles delivered right the first time, which means lower expenses and better return on capital; the producer wins by reducing rejects and making more efficient use of facilities; and Ciba Specialty Chemicals wins by building closer partnerships across the value chain, getting a higher return on its expertise.

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Ciba Specialty Chemicals

Everyone enjoys being out in the sun – but it’s not always good for us. Cumulative exposure to the sun’s ultraviolet light, including the longer-wavelength UV-A spectrum, damages skin, producing most of the visible signs of aging – wrinkles, pigment changes, roughness – and increasing the risk of skin cancer, the most common form of malignant disease worldwide.

Traditional sunscreens protect mostly against the UV-B radiation that causes sunburn. As people become more aware of the dangers of UV-A, there is increasing demand for broad-spectrum protection – not just in sunscreens but in moisturizers and day-creams.

Ciba Specialty Chemicals introduced just such a product in September 2002: Ciba® TINOSORB® S, a highly efficient and photo-stable broad-spectrum UV filter. It is oil-soluble for high water resistance and shows strong synergies with UV-B filters to create full-spectrum sunscreens. It introduces entirely new chemistry to the cosmetic industry, drawing on Ciba Specialty Chemicals’ more than forty years of experience in innovative UV absorbers.

The product has been test-marketed successfully for two years and is now being used in leading brands, such as Nivea® Sun range. While FDA approval is still pending the U.S., Ciba® TINOSORB® S has already attracted notice among American dermatologists: Dermatology Times described it as “setting photostability standards.”

The current world market for cosmetic UV absorbers in sunscreens is estimated at around CHF 500 million. Highly efficient and photo-stable UV-A absorption now makes the long-requested extension of UV absorber use into the wider skin-care market possible – estimated at over CHF 50 billion in 2001 and growing at nearly 6 percent a year.

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Skin Care

“As a dermatologist, I am naturally concerned at the rising levels of UV exposure and the potential for increased skin cancer rates. There is definitely a need for a product that protects against a broad spectrum of harmful UV light, that doesn’t wash off and that doesn’t break down over time into less-stable molecules. Based on published results, Ciba® TIN0SORB® S fulfills these criteria of broad spectrum protection and photostability.” Dr. Henry W. Lim Chairman Department of Dermatology Henry Ford Medical Group Detroit, Michigan, USA
Ciba® TINOSORB® UV absorbers, added to sunscreens and skin creams and applied correctly, help prevent skin damage, giving cosmetics new functionality and assisting the work of dermatologists like Dr. Henry W. Lim. The difference is safety

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Ciba Specialty Chemicals

The difference is expertise

People in Basel are passionate about soccer – from the performance of their team to the comfort and safety of their stadium. Long gone are the days when fans shivered, while sitting on bare concrete terraces: leisure is a sophisticated industry whose customers expect the best. Supporters of FC Basel enjoy home games sitting on comfortable, durable, flame-retardant, colorful polypropylene seats – thanks to revolutionary solutions from Ciba Specialty Chemicals.

Polypropylene is one of the fastest-growing segments of the plastics industry; its excellent mechanical properties and low cost make it a popular choice for molded and extruded products. Until now, it had two disadvantages: it burns easily and degrades quickly under UV light – and conventional fire-retardants interfered with light stabilizers, effectively ruling out this popular polyolefin from outdoor use where fire resistance was required.

Working in close collaboration with the seat producer and a master-batcher, Ciba Specialty Chemicals developed a complete system composed of colors, a flame-retardant and powerful light stabilizer system based on its novel, patented NOR technology. Test results reveal a new state-of-the-art in durability and flame retardancy.

The technology has been used again in re-seating Munich’s Olympic stadium and in other stadiums in Europe. But beyond the three million seats of the world’s major soccer venues, there is the vast outdoor and construction plastics market. Seventeen percent of all plastics are used in construction: for pipes, containers, siding, roof tiles, insulation, patio decks, window and door profiles, lighting fixtures and a host of other applications. In this market, the first great innovation was bringing in plastics to replace wood; bringing in polypropylene to replace other plastics could be almost as revolutionary.

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Plastics

Ciba Specialty Chemicals helps architects realize their visions, by working with compounders, masterbatchers and their customers to create the right combination of additives and pigments for each application. Knowing the exact performance of the plastic allows customers like seat producer Reto Fässler to create objects that look good, last longer and deliver
“Polypropylene is the right choice for many outdoor applications, but it’s a big challenge to make a plastic perform well in so many respects: mechanically, aesthetically, durably, safely. We weren’t completely sure at the start of the project that it was even possible. Fortunately, we had the benefit of an entirely new chemistry from Ciba Specialty Chemicals. This, with their deep expertise in combining additives and pigments, helped us meet the most stringent demands.” Reto Fässler Director Densa AG Basel, Switzerland

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Ciba Specialty Chemicals

Ciba Specialty Chemicals products prepare the influent water, retain the fibers, form the paper, make the paper brighter and whiter, clarify water, reduce water and chemical consumption, color the inks, nish and – most important – deliver the goods, saving the time Madison Paper.
“For a high-throughput, com- petitive business like paper, accurate, lean inventory con- trol is essential... but you need absolute trust in the people and systems that supply you, as well as the products that maintain your productivity. We’ve found we can depend on Ciba Specialty Chemicals.”
Joe Jabczynski Manager of Purchasing Madison Paper Company Alsip, Illinois, USA

People want their Sunday papers... on Sunday. And printers want the paper they need to do their job... when they need it. It’s an industry that waits for no one.

So, late one recent Friday, it was a problem when a Ciba Specialty Chemicals customer – Madison Paper’s Alsip plant (in Alsip, Illinois, USA) – found itself running short of a key coating dispersant. Madison

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Paper

The difference is timing

Paper Alsip makes a high-quality coated paper for Sunday color supplements, catalogues, magazines, as well as other large-volume jobs. Downtime isn’t just expensive – it simply can’t happen.

The call came through to the Ciba Specialty Chemicals order desk in Suffolk, Virginia. Summoned from dinner by their pagers, two Ciba employees rushed back to the office, processed the order and arranged for next-day shipment. At Suffolk, they call these “Friday afternoon opportunities.”

Ciba Specialty Chemicals ships more paper and water treatment products, by weight, than all its other products put together. The challenges facing the over CHF 250 billion worldwide paper industry are not unique to it: high volumes, quick turn-around, successful asset management – all contribute to an increased need for accelerated, just-in-time delivery of supplies to prevent excess inventory stocks and to meet customer production deadlines. Ciba Specialty Chemicals has consolidated and streamlined its own supply chain. Order management, internal replenishment, business data, transport and warehousing are being integrated across the company, to give customers one point of contact, personal or electronic, from which they can oversee all their business with Ciba.

The benefits for Ciba Specialty Chemicals are substantial cost savings, streamlined processes, greater transparency and easier performance measurement – all essential for a company that delivers more than 1.8 million individual orders every year, in sizes from grams to multiple metric tons. But the key to making these systems work for the customer is the attitude and availability of people. Personal commitment – delivering on those “Friday afternoon opportunities” – cements customer relationships, building trust in Ciba’s ability to deliver every day.

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Ciba Specialty Chemicals

Any company can only operate with the consent of society; for a chemical company in particular, social accountability, like financial performance and environmental responsibility, is fundamental to the business.

Ciba Specialty Chemicals is, as a stand-alone company, only five years old – but its roots date back several hundred years and, although many changes have occurred, the tradition of responsibility for products and processes, close connection with neighbors, and care for youth education continues.

At the heart of Ciba Specialty Chemicals’ social philosophy is a set of global principles – most importantly, that Ciba is committed to long-term relationships with the communities in which it invests. An unwavering dedication to plant and product safety is obviously essential; but so are openness, mutual trust and community involvement.

Accountability requires consistent, clear and internationally recognized basic standards of social performance. In 2002, Ciba Specialty Chemicals formalized these standards in a new Social Policy Statement, covering employment conditions, non-discrimination, child labor, environment and community relations. The basic standards are founded on relevant United Nations resolutions, Organization for Economic Cooperation and Development guidelines and International Labor Organization conventions. They operate in tandem with the Code of Conduct, approved in 2000, that governs ethical behavior throughout the Company. These global policies ensure that Ciba follows international best practice in all the communities in which it operates.

Global effectiveness depends on local initiative: Ciba Specialty Chemicals empowers all employees to use its basic standards as a foundation for building relationships with local stakeholders. This has produced a wide variety of locally developed programs to maintain open communication: dedicated call-in numbers in India, local newsletters in the U.K., open house days in Brazil and Indonesia and Community Advisory Panels in the U.S. – to name just a few.

The difference is relationships

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Building Relationships

Ciba Specialty Chemicals’ commitment to plant safety is reflected in its global record, its high rating in the industry’s Responsible Care® program and its many awards from government agencies. For example, in the U.S., there are seven million workplaces, but only 800 are recognized for the highest standards of worker and health safety under OSHA’s Star program. Ciba has five plants on that list.

Ciba Specialty Chemicals is also committed to improving society’s understanding of chemistry, by sharing its resources and expertise to help raise awareness of the contribution science can make to society. The Company participates on industry and government bodies to improve regulatory standards and provides information to the general public both through volunteer teaching and in our many plant site visits around the world. In addition, Ciba knows that its future success depends on developing and attracting the best scientific talent around the world. Therefore, the Company sponsors everything from youth science education initiatives and cross-border apprenticeships, to mathematics competitions in Germany, scholarships in China and school-to-work programs in the U.S.

The combination of global social standards and overall financial performance has led to Ciba Specialty Chemicals’ listing, once again, as a leading chemical company in the well regarded Dow Jones Sustainability Index. The respected U.S.-based social responsibility assessment firm Innovest has again awarded Ciba a high ranking. Ciba plans to continue to build on this success, pursuing a global strategy on social responsibility with strong, sustainable local relationships: upholding international standards, rigorously maintaining plant and product safety, supporting youth education and sharing knowledge. This is how Ciba can make a positive difference in the communities where it operates, creating – here as elsewhere – value beyond chemistry.
Ciba Specialty Chemicals was a lead sponsor for Expo.02’s “Take Your Future in Hand,” a program in which 400 young people across Switzerland proposed concrete initiatives to improve society – initiatives that were developed with the help of volunteers from business, government, non-governmental organizations, the arts and the media. Leading figures, such as the President of Switzerland, Kaspar Villiger, Nobel prize winner Dr. Jean-Marie Pierre Lehn and Ciba’s Chief Executive Officer Armin Meyer, met the youths to discuss and refine their proposals.

“I think it was great that our opinions as young people were being asked for and that our proposals were really taken seriously.” Yasmine Heer Olten, Switzerland

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Ciba Specialty Chemicals’ Organizational Structure

Board of The members of the Board of Directors are all non-executive directors Directors and independent of Ciba Specialty Chemicals, with the exception of the Chairman, who also serves as Chief Executive Officer, linking the policies set by the Board to their operational implementation by the Executive Committee.
Chief Executive The Chief Executive Officer heads the Executive Committee, whose Officer members also include the Chief Financial Officer, Head of Interna- tional Coordination and Human Resources, Chief Technology Officer and the Heads of the five business segments.
Segments
Chief Plastic Water & Home & Technology AdditivesPaper Personal Officer Treatment Care Coating Textile EffectsEffects
The Chief Technology Officer Ciba Specialty Chemicals has five, customer- and market-focused leads the effort to share business segments. Each segment is responsible for its own marketing, and leverage the Company’s research and development, technology, production and sales. existing core technical com- petencies across the five business segments and to identify new fields to explore.
Group Services
Corporate Group Service Finance Law & International Environment Group Coordination Communi- and HR cations
Four group services provide support functions to the segments through centralized units, which operate on a global basis.

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Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

Internet Address
www.cibasc.com

Group Communications
For media inquiries,
please contact:

Headquarters
Switzerland
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

United States
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

Japan
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

Singapore
Carolyn Lo
Tel. +65 6890 6130
Fax +65 6890 6107

United Kingdom
Sally Seed
Tel. +44 1625 888 288
Fax +44 1625 619 002

Investor Relations
For investor or analyst inquiries,
please contact:

Headquarters
Switzerland
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

Share Register
To report shareholder
address or other changes,
please contact:

Share Register
Ciba Specialty Chemicals Holding Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 5791 or
+41 61 636 3559
Fax +41 61 636 5243

Ciba Specialty Chemicals’ 2002 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2002 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2003

Trademarks are either registered or pending in relevant countries and are the property of their respective owners.

Designed and produced by Seiler Basel, a Company of the Seiler DDB Group.

Printed in Switzerland by Birkhäuser+GBC AG.

Forward-Looking Statements

Forward-looking statements and information contained in this Annual Report and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141
CH-4002 Basel
Switzerland
Value beyond chemistry

Ciba Specialty Chemicals Financial Review 2002

Financial Highlights
(in millions of Swiss francs, except share and per share data)

Year to Year Comparison
Year ended December 31,	2002	2001(1)	Change in %

Net sales	7 085	7 367	3*/ (4)

Gross profit	2 356	2 379	(1)

Operating income	788	761	25*/4

Income from continuing operations	406	380	7

Cumulative effects of change in accounting principles, net of tax(2)	0	2

Net income	406	382	6

Net income per share, basic and diluted	5.92	5.76

EBITDA	1 173	1 230	10*/ (5)

EBITDA margin	16.6%	16.7%

EBIT margin	11.1%	10.3%

Net cash provided by operating activities	1 038	1 054	(2)

Cash flows from operating activities, before restructuring payments(3)	1 050	1 100	(5)

Free cash flow(4)	683	779	(12)

Net debt(5)	1 463	2 351	(38)

Research and development expenditures	294	276	7

Number of employees at year end	19 007	19 683

*	Percentage change in local currencies.

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million, income from continuing operations CHF 441 million, net income CHF 443 million and basic and diluted earnings per share CHF 6.68.

(2)	Effective January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(3)	Restructuring payments were CHF 12 million (2001: CHF 46 million).

(4)	For the calculation of free cash flow, see the corresponding table in the “Liquidity and Capital resources” section of the Management’s Discussion and Analysis.

(5)	For the calculation of net debt, see the corresponding table in the “Consolidated Balance sheets” section of the Management’s Discussion and Analysis.

See Glossary of Financial Terms

Table of Contents

2 Management’s Discussion and Analysis of Financial Condition and Results of Operations 16 Consolidated Statements of Income 17 Consolidated Balance Sheets 18 Consolidated Statements of Cash Flows 19 Consolidated Statements of Shareholders’ Equity 20 Business Segment Data 22 Geographic Data 23 Notes to Consolidated Financial Statements 39 Report of Management Independent Auditors’ Report 40 Corporate Governance 46 Summary of Selected Financial Data 48 Major Consolidated Subsidiaries and Associated Companies 50 Ciba Specialty Chemicals Holding Inc. Financial Statements 52 Glossary of Financial Terms Contact Addresses Financial Calendar

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

Year in Review — 2002 Compared to 2001

Results of operations	2002	2001

Net sales	7 085	7 367

Gross profit	2 356	2 379

Operating income	788	761

Income from continuing operations	406	380

Net income	406	382

Basic and diluted earnings per share:
Income from continuing operations per share	5.92	5.72

Net income per share	5.92	5.76

Other data
Operating income	788	761

Depreciation and amortization of other intangible assets	385	408

Amortization of goodwill	0	61

EBITDA	1 173	1 230

Operating cash flows	1 038	1 054

Operating cash flows, before restructuring payments(2)	1 050	1 100

Free cash flow(3)	683	779

Net debt(4)	1 463	2 351

Shareholders’ equity at year-end	4 354	3 908

Dividend per share(5)	—	2.00

Capital reduction per share(5)	3.00	1.00

Results of operations as adjusted, excluding goodwill amortization(1)
Operating income	788	822

Income from continuing operations	406	441

Net income	406	443

Basic and diluted earnings per share:
Income from continuing operations per share	5.92	6.64

Net income per share	5.92	6.68

Key performance ratios
Sales development	(4)%	(7)%

Sales development in local currencies	3%	(3)%

Expressed as a percentage of sales:
Gross profit	33.3%	32.3%

Operating income	11.1%	10.3%

Income from continuing operations	5.7%	5.2%

Net income	5.7%	5.2%

EBITDA	16.6%	16.7%

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. For comparison purposes to the 2002 reported results, the results of operations on an adjusted basis, excluding goodwill amortization, for the year 2001 are shown in the table above in the “Results of operations as adjusted excluding goodwill amortization” section (see Note 1 to Consolidated Financial Statements).

(2)	Restructuring payments were CHF 12 million in 2002 and CHF 46 million in 2001.

(3)	For the calculation of free cash flow, see the corresponding table in the “Liquidity and Capital resources” section of this Management’s Discussion and Analysis.

(4)	For the calculation of net debt, see the corresponding table in the “Consolidated balance sheets” section of this Management’s Discussion and Analysis.

(5)	For 2002, the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to the shareholders resulting from a capital reduction of CHF 3 per share. For further information, see the “Operational Review” section of this Management’s Discussion and Analysis.

The discussion in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”) is based on, and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto, which are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are included elsewhere in this Financial Review. For a definition of certain financial terms used herein, see “Glossary of Financial Terms” at the end of this Financial Review. Except for percentages, share, per share data or exchange rate data and except as otherwise stated, all numbers in tables are in millions of Swiss francs (CHF).

Introduction

The Company follows applicable corporate governance guidelines including the “Swiss Code of Best Practice”, the Corporate Governance guideline of the Swiss Exchange (SWX) as well as the “U.S. Sarbanes-Oxley Act” of 2002 and the applicable rules and regulations in effect thereunder.

In certain sections of this Management’s Discussion and Analysis, some of the results have been adjusted to exclude restructuring payments. In addition, one time gains and non-recurring expenses have been highlighted and commented upon in order to facilitate comparability of ongoing business performance.

Currency trends

The average exchange rates for the major currencies used to translate the consolidated statements of income into Swiss francs were significantly different in 2002 as compared to 2001. The average rate for the U.S. dollar (USD), British pound (GBP), the euro (EUR) and the Japanese yen (JPY) depreciated against the Swiss franc. With respect to the USD, the average rate used to translate the statement of income was CHF 1.56 per USD in 2002, as compared to CHF 1.68 per USD in 2001. With respect to the EUR, the average rate used to translate the statement of income was CHF 1.47 per EUR in 2002, as compared to CHF 1.51 per EUR in 2001.

The December 31, 2002 year-end currency exchange rates for the major currencies used to translate the Company’s consolidated balance sheet into Swiss francs depreciated against the Swiss franc, as compared to December 31, 2001.

These currency trends resulted in currency effects on the Swiss franc statement of income and on the Swiss franc balance sheet items and should be considered in the analysis of the Company’s results of operations and financial position.

For further discussion on the effect of different year-end exchange rates and information on the Company’s currency risk management, see the “Treasury management”, “Consolidated balance sheets” and “Liquidity and capital resources” sections in this Management’s Discussion and Analysis.

Critical accounting policies

The consolidated financial statements of the Company are sensitive to accounting methods, assumptions and estimates that form the basis of these financial statements and accompanying notes. Critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing the Company’s financial statements and the discussion in this Management’s Discussion and Analysis.

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(in millions of Swiss francs, except share and per share data)

Note 1 to the Consolidated Financial Statements in this Financial Review describes the significant accounting policies and methods used in the preparation of the Company’s Consolidated Financial Statements. Following are the Company’s critical accounting policies impacted by judgments, assumptions and estimates.

Impairment of property, plant and equipment, goodwill and other intangible assets

The Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. The impairment review process requires significant management estimates and judgments regarding the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets and other factors to determine the fair value of the respective assets. The key variables which management must estimate in determining these expected future cash flows and fair values include sales volumes, sales prices, sales growth, production and operating costs, capital expenditures, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate.

The assumptions and conditions for determining impairments of property, plant and equipment, goodwill and other intangible assets, reflect management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available.

The assumptions and conditions for determining the level of the environmental liabilities reflects management’s best assumptions and estimates, but these items involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see Note 22 to Consolidated Financial Statements.

Pension and other postretirement benefits

The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and postretirement plans. These assumptions can be affected by (i) for the discount rate, changes in rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund’s assets are invested; (iii) for future compensation levels, on future labor market conditions; and (iv) for health care cost trend rates, on the rate of medical cost inflation in the regions of the world where these benefits are offered to the Company’s employees. The weighted average actuarial assumptions used to compute the pension and postretirement benefit obligation for 2002 and 2001 are disclosed in Note 19 to Consolidated Financial Statements. In accordance with U.S. GAAP, actual results that differ from the assumptions used in calculating the annual retirement benefit liabilities and costs are accumulated and amortized over future periods and therefore generally affect recognized expense and recorded obligations in future accounting periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement obligations and expenses in future accounting periods.

Income taxes

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made by management relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies.

These assumptions are updated periodically by management based on the current business conditions affecting the Company and overall economic conditions. These management judgments are therefore subject to change based on, but not limited to, factors such as (i) changes in the profitability of the Company’s subsidiaries, as well as for the Company as a whole, (ii) the ability of the Company to successfully execute its tax planning strategies and (iii) the accuracy of the Company’s estimates of the potential effect that changes in tax legislation, in the jurisdictions where the Company operates, may have on the Company’s future taxable profits. Failure by the Company to achieve forecasted taxable income and the failure to execute its tax planning strategies may affect the ultimate realization of certain deferred tax assets. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income and successfully execute its tax planning strategies include, but are not limited to, increased competition, general economic conditions, a decline in sales or earnings, loss of market share or delays in product availability and changes in tax legislation.

Ciba Specialty Chemicals
Financial Review 2002

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

In addition, the Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion adequate provisions for income taxes have been made.

Use of certain supplementary financial indicators

The following comparative discussion of the results of operations and financial condition of the Company includes certain non-U.S. GAAP financial indicators which form part of the Company’s value based management reporting system and are used by management to analyze the results of operations and financial condition of the Company. Such non-U.S. GAAP financial indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), EBITDA margin, EBITDA interest coverage ratio, free cash flow, operating cash flows before restructuring payments and net debt. These financial indicators are derived from financial measures prepared in accordance with U.S. GAAP. The way these non-U.S. GAAP financial indicators are derived, as well as definitions of other financial terms used in this Management’s Discussion and Analysis is shown in the “Glossary of Financial Terms” at the end of this Financial Review.

Management is of the opinion that these financial indicators are an important measure of comparative operating performance of the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

Overview

The weakening of the global economic environment of the year 2001 continued during 2002. Following slight signs of recovery during the spring, the economic climate noticeably declined towards the end of the year. The U.S. economy showed volatile and mixed economic development. In the second quarter of 2002, economic growth was noticeable but was followed by a significant weakening by the end of the year. European economic development was sluggish, with Germany experiencing an above average decline in growth. In Asia, the China Region remained the global growth engine in 2002.

The volatile sales development indicates a cautious buying pattern of the customers in the Company’s market segments. Towards the end of the year, a slight increase in inventories at the Company’s customers was noticed.

Operational review

Tight cost management compensated for difficult market conditions

Net sales at CHF 7 085 million increased in local currencies by 3 percent. The Company improved its market position in a difficult environment. Sales in Swiss francs decreased by 4 percent compared to the prior year. Through the Company’s continued focus on global sourcing of raw materials and its position in the chemicals value chain, the Company benefited from a decrease in raw material prices mainly during the first half of the year 2002. The decrease in raw material prices slowed down during the second half of the year and by the end of the year, the Company experienced price increases for some raw materials. In 2002, a higher capacity utilization compared to 2001 also contributed to the increase of the gross profit margin. In absolute terms, gross profit decreased to CHF 2 356 million from CHF 2 379 million in the prior year. This decline is attributable to unfavorable currency fluctuations.

Due to numerous process improvements, normal fluctuation and the completion of restructuring programs that had been previously announced, the number of employees was reduced by 676 full-time equivalents (“FTEs”) to 19 007 FTEs in 2002, compared to 19 683 FTEs in 2001. The integration of the original three supply chains into one single supply chain progresses according to plan and will be completed in 2003. The rationalization of the Information Technology (IT) support structure was completed during 2002.

While these proactive actions to protect profitability were generally successful in reducing the Company’s cost base in 2002, compared to the previous year, they were unable to fully compensate for unfavorable currency fluctuations. The weakening of most currencies against the Swiss franc, particularly the U.S. dollar, the British pound, the euro and the Japanese yen, had a significant negative effect on the Company’s results.

Effective January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortized goodwill to earnings. As a result of goodwill not being amortized, the Company’s operating income in 2002 was improved by CHF 61 million, as compared to prior year.

Operating income increased by CHF 27 million to CHF 788 million compared to CHF 761 million in the prior year.

Income from continuing operations was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 380 million or CHF 5.72 per share in the prior year. Net income was CHF 406 million or CHF 5.92 per share in 2002 compared to CHF 382 million or CHF 5.76 per share in the prior year. The Company’s EBITDA and EBITDA margin were CHF 1 173 million and 16.6 percent, respectively, in 2002 compared to CHF 1 230 million and 16.7 percent, respectively, in 2001.

Free cash flow of CHF 683 million further enhances the Company’s financial position

The Company’s continued focus on the generation of cash further strengthened the financial position of the Company. Improved operational performance plays a crucial role in sustaining high cash flows for the Company. In addition, inventory levels and accounts receivables were reduced to 34.7 percent of net sales in 2002, compared to 35.2 percent in 2001.

Capital expenditures remained relatively stable at 2001 levels and continue to be focused on efficiency improvement projects, remaining below the level of annual depreciation. The combination of cash flows generated from operations and effective asset management resulted in free cash flow of CHF 683 million in 2002 compared to CHF 779 million in 2001.

The continuing focus on operational efficiencies, cash flow and portfolio management resulted in a reduction of the Company’s net debt to CHF 1 463 million in 2002, an improvement of CHF 888 million from 2001 levels. The Company’s treasury share transactions, as well as the capital reduction payment made in 2002, are excluded from the Company’s definition of free cash flow. In 2002, the net effect from the sale of the Company’s treasury shares and the capital reduction also contributed to reduction of net debt.

EBITDA interest cover has improved to 10.66 in 2002 from 9.18 in 2001. EBITDA interest cover is calculated as EBITDA (2002: CHF 1 173 million; 2001: CHF 1 230 million) divided by net interest, calculated as interest expense less interest income (2002: CHF 110 million; 2001: CHF 134 million).

Ciba Specialty Chemicals
Financial Review 2002

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(in millions of Swiss francs, except share and per share data)

The Company continues to optimize its business portfolio through selective acquisitions to strengthen its focus on its core businesses and to improve profitability

In order to improve the product range for flame retardants and integrated formulation with effect combinations in the Plastic Additives Segment, the Company purchased “Melapur B.V.” (“Melapur”) from DSM N.V. in May 2002. Melapur manufactures and distributes halogen-free flame retardants on melamin basis.

The Board of Directors of the Company proposes also for the year 2002 the same high distribution of CHF 3 per share

For 2001, the Company made a total payment to its shareholders of CHF 3 per share, CHF 2 per share as dividend and CHF 1 per share in cash resulting from a share capital reduction. For 2002, the Board of Directors proposes to also make a total payment to shareholders of CHF 3 per share, but exclusively in the form of a capital reduction.

If approved, the capital reduction will take the form of a reduction in the nominal value of each common share from CHF 9 per share by CHF 3 per share to CHF 6 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on March 6, 2003. If approved, the Company expects that payment of the capital reduction will be made to the shareholders on May 23, 2003, subject to various conditions.

Financial review

Sales increased by 3 percent in local currencies

Net sales in local currencies increased by 3 percent. In Swiss francs sales decreased by 4 percent to CHF 7 085 million. Sales development in 2002 compared to 2001 resulted from the following factors:

Consolidated sales development	2002 compared to 2001

Volume/product mix(1)	6%

Price	(3)%

Currency	(7)%

Total in Swiss francs	(4)%

(1)	Includes acquisition effects of 1 percent.

Sales for the year started off moderately as a result of the continued weak economic environment. Sales in Europe and in the NAFTA region started to improve during the second quarter and weakened slightly towards the end of the year. As a consequence of volatile market conditions and mixed economic development, sales in 2002 showed a rather high oscillation from month to month compared to 2001. Contributing to the sales decline in Swiss francs was the strengthening of the Swiss franc compared to other currencies, particularly against the U.S. dollar, the British pound, the euro and the Japanese yen, resulting in a reduction in sales in Swiss francs of 4 percent compared to 2001. In these difficult economic conditions, the Company experienced sales price erosion of 3 percent, but was able to compensate for this by a volume/product mix increase of 6 percent. This emphasizes the overall quality of the Company’s product portfolio and customer partnerships.

Sales in local currencies increased in some of the major markets in Europe, except in the United Kingdom and in France. In Swiss francs, sales declined. In the Americas, sales in local currencies increased in North America and Central America, but decreased in Swiss francs. Sales in South America showed a stronger increase in local currencies than sales in the rest of the Americas, but declined in Swiss francs. In most of the major markets in Asia-Pacific, sales increased in local currencies. China Region and Australia showed increased sales also in Swiss francs, whereas in other markets in the region sales in Swiss francs declined. In the China Region, sales increased by double digits in local currencies.

Geographic sales distribution	2002	2001

Europe	38%	37%

Americas(1)	35%	36%

Asia-Pacific(2)	27%	27%

(1)	The Americas are comprised of North, Central and South America.

(2)	Asia-Pacific is comprised of Asia, Africa, the Middle East, Australia and New Zealand.

Profit margins remained relatively stable and benefited from the Company’s cost reduction programs

The gross profit margin improved to 33.3 percent of sales compared to 32.3 percent in the prior year. The increase in gross profit was achieved through price reductions on raw materials and effective control on other production costs, combined with relatively stable selling prices. In the first half of 2002, raw material prices declined due to the continuation of the Company’s policy to purchase supplies globally through its worldwide organization and its position in the chemical value chain. In the second half of the year, the decline of raw material prices slowed down and prices started to increase for some raw materials towards the end of the year. Process improvements in production with respective staff reductions combined with the increased plant utilization due to higher production output further improved the gross profit margin.

Selling, general and administrative expenses decrease

Selling, general and administrative expenses decreased in absolute terms by CHF 11 million to CHF 1 247 million, compared to CHF 1 258 million in 2001. Selling, general and administrative expenses expressed as a percentage of sales were 17.6 percent compared to 17.1 percent in the prior year. The Company’s continuous efforts to streamline its operational structure, the cost initiatives under the Company’s reorganization program “Fit For Growth!” as announced in 2001, process improvements and the completion of previously announced restructuring programs, resulted in a reduction of personnel levels and a decrease in selling, general and administrative expenses that offset most of the other negative impacts. The Company had higher variable compensation expenses in 2002 compared to 2001, as compensation levels are partly linked to achieving performance targets, which were only partly met in 2002, and to a lesser extent in 2001. The Company also had in 2001 non-recurring income related to providing third party services to Vantico, a company that was established by the purchaser of the Company’s Performance Polymers business. These service contracts have expired and will not be renewed.

In 2003, selling, general and administrative expenses will be adversely affected by higher costs relating to pension funds and insurance. Effective January 1, 2003, the company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 “Accounting for Stock-based Compensation”. As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as expenses over the vesting period of the award based on their fair values as of the date the award is granted. However, continuous cost control programs and further process improvements are expected to offset these negative impacts.

Continuing commitment to research and development

Research and development expenses as a percentage of sales increased to 4.2 percent in 2002 compared to 3.8 percent in 2001. In absolute terms, research and development expenses increased by CHF 18 million to CHF 294 million in 2002 as compared to CHF 276 million in 2001, an increase of 7 percent in Swiss francs or 9 percent in local currencies.

Ciba Specialty Chemicals
Financial Review 2002

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

The Company has historically invested and plans to continue to invest approximately 3 to 4 percent of sales in research and development activities. The Company’s research and development program focuses on generating new business and defending leading market positions by continuous innovation. As part of the reorganization announced in February 2001, certain research and development activities, mostly focused on innovative new ideas and opportunities, were transferred to a central group managed directly by the Chief Technology Officer. The Company’s research and development strategy is to enter both new and existing markets with innovative formulations and solutions that will satisfy customer needs.

Some examples of new formulations used to enter new markets are “soft pigment” formulations for both textile printing and textile dyeing. These formulations have superior characteristics as they can be used for printing and bath dyeing. They maintain the soft handle of the textile in the finished product and are environmentally friendly. A further example are new UV absorber systems that are added to laundry detergents, which when applied regularly, increase the sun-protection of a fabric up to a factor of 30.

Innovative product range extensions and customer focused solutions within existing markets include a new compound for optical information storage on recordable Compact Discs (CDs) and Digital Versatile Discs (DVDs) with improved data storage quality, warp free pigments for use in plastics, and new colors for color filters used in color flat-screen displays (LCD-TFT). The Water & Paper Treatment Segment introduced a series of environmentally friendly fluorine chemicals for the paper market, which prevent, for example, food- packaging papers from being stained by fatty content.

In parallel, the Company continues to develop new and improved manufacturing processes, which are cost competitive and meet all environmental, health and safety requirements.

Amortization of goodwill ceased to apply with the adoption of SFAS No. 142

As of January 1, 2002, in accordance with new U.S. GAAP accounting rules, the Company no longer amortizes any goodwill to earnings, but instead is required to review its recoverability through annual impairment testing. Other identifiable intangibles continue to be amortized to earnings over their estimated useful lives. The Company adopted the new accounting rule effective January 1, 2002. Upon adoption of this accounting rule, an initial impairment test of the goodwill as of January 1, 2002 was required. In addition, the Company was required to perform an annual impairment test of goodwill during 2002. The Company tested the recoverability of its goodwill as of January 1, 2002 and as of December 31, 2002, concluding as of each respective date that the book value of goodwill was not impaired. For further information see Note 1 to Consolidated Financial Statements. In 2001, the goodwill amortization expense was CHF 61 million.

Amortization of other intangible assets

The amortization of other intangible assets remained relatively constant at CHF 33 million compared to CHF 31 million in 2001. The increase was a result of recent acquisitions during 2002 and acquisitions that occurred at the end of 2001.

Income from earnings of equity affiliates decreased

Income from earnings of equity affiliates (investments in unconsolidated companies with greater than 20 percent and less than or equal to 50 percent ownership), before income taxes, decreased to CHF 6 million in 2002 from CHF 8 million in 2001. The related income taxes on earnings of equity affiliates are recorded separately in the Company’s provision for income taxes.

The reduction in income from earnings of equity affiliates is primarily due to the sale, in March 2001, of the Company’s 50 percent interest in TFL Ledertechnik GmbH & Co. KG (“TFL”). The net proceeds received from the sale of the TFL interest approximated the carrying value of the investment at the date of sale.

Operating income increased and EBITDA as a percent of sales maintained

	2002	2001

Operating income (EBIT)	788	761

EBITDA, before restructuring and special charges	1 173	1 230

EBIT margin	11.1%	10.3%

EBITDA margin, before restructuring and special charges	16.6%	16.7%

2002 compared to 2001
Operating income (EBIT)	4%

EBITDA	(5)%

Operating income increased by CHF 27 million in 2002 and the EBIT margin increased by 0.8 percent points to 11.1 percent of sales. Increased sales in local currencies, favorable raw material prices, process improvements and proactive measures for cost control contributed to these improvements. The strengthening of the Swiss franc against most currencies negatively impacted operating income by approximately CHF 165 million. The amortization of goodwill amounted to CHF 61 million in 2001.

EBITDA declined by CHF 57 million compared to 2001, mainly as a result of the unfavorable currency fluctuation of the Swiss franc against other currencies. In local currencies, EBITDA increased by 10 percent. The EBITDA margin of 16.6 percent in 2002 maintained at the previous year’s level.

Restructuring and special charges, net — prior year programs completed in 2002

The Company evaluates the performance of its segments’ operating incomes before restructuring and special charges. Accordingly, restructuring and special charges are not included in the segments’ operating results.

The restructuring accrual at January 1, 2002 relates to the 2000 restructuring projects, announced in the second half of 2000. These restructuring programs were completed during 2002 and are described below.

The Company implemented a program (“Fit For Growth!”) in 2001 that aligned the Company’s operational activities with its customers’ industries. This new structure was designed to bring the Company’s businesses closer to its customers and allow for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company’s existing technological core competencies and to identify new technology platforms for future growth. The “Fit for Growth!” program was also designed to speed up decision-making by

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, which is expected to be completed during 2003, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and business growth.

During 2002, in connection with the “Fit For Growth!” program initiated in 2001, the Company reduced its headcount by an additional 676 employees. These reductions in the number of employees were achieved through productivity gains realized from the implementation of the new organizational structures introduced in 2001. The reductions were made, for the most part, through attrition and the very limited hiring of new personnel.

In 2001, under the “Fit For Growth!” program, the Company reduced its headcount by 262 full-time equivalents (“FTEs”) under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

The 2000 year programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company’s administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs that were incurred in 2000 related to the reduction of approximately 238 FTEs in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. These restructuring programs were completed during 2002.

Under all programs reported and through additional initiatives in the last two years, the company reduced its headcount from 20 306 FTEs at end of 2000 by 1 299 employees to 19 007 FTEs at the end of 2002.

The costs and activity associated with the 2000 restructuring programs during 2002 are summarized below:

	Severance	Other
	costs	costs	Total

January 1, 2002	5	7	12

Amounts utilized(1)	(5)	(7)	(12)

December 31, 2002	0	0	0

(1)	Includes currency adjustments.

Plastic Additives results

Sales decreased to CHF 1 813 million in 2002 or by 1 percent in Swiss francs but increased by 6 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix(1)	10%

Price	(4)%

Currency	(7)%

Total in Swiss francs	(1)%

(1)	Includes acquisition effects of less than 1 percent.

Sales increased in local currencies due to strong volume growth, particularly in lubricant additives, while sales in Swiss francs declined slightly. Base polymers and polymer products sales also increased in local currencies, despite the competitive environment and pricing strategies of competitors. In response to these market conditions, sales price reductions were necessary to maintain the Segment’s market position.

Geographically, sales in Europe increased both in local currencies and to a lesser extent in Swiss francs. Sales growth was positive in the majority of the region in local currencies. In the Americas, sales declined in Swiss francs but grew in local currencies, fuelled especially by a favorable second half in the United States. In Asia Pacific, sales levels increased in local currencies, with sales in China being particularly solid. Sales were, however, slightly lower in Swiss francs.

Operating income (EBIT)	2002	2001

Absolute in CHF	245	275

As a percentage of sales (EBIT margin)	13.5%	15.0%

EBITDA
Absolute in CHF	346	388

As a percentage of sales (EBITDA margin)	19.1%	21.1%

Operating income and EBITDA were adversely affected by lower sales and unfavorable currency fluctuations. Improvements made to the operating cost structure in addition to productivity gains could not fully offset sales price declines. These impacts led to a slight decline in gross profit margin levels. Selling, general and administration costs remained stable at the prior year level, despite a higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. The Segment continued its investment in future growth through research and development activities, which were maintained at the level of approximately 5% of sales. In addition, during 2002 the Segment completed the acquisition of Melapur B.V., a provider of environmentally friendly, halogen-free flame retardants, strengthening the Segment’s position in this market.

Asset management	2002	2001

Net current operating assets:
Absolute in CHF	378	420

As a percentage of sales	21%	23%

Capital expenditure in CHF	86	80

Net assets (invested capital) in CHF	1 236	1 403

Ciba Specialty Chemicals
Financial Review 2002

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

The Segment continued to focus on asset management during 2002, resulting in a lower investment in assets compared to the prior year. Despite higher sales volume, inventory levels were further reduced below prior year levels, improving both in absolute and intensity terms. Receivables levels were also lower in both absolute and intensity terms. In addition, payable levels increased above prior year levels. Capital expenditures were mainly focused on efficiency and improvements programs at the production facilities and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Coating Effects results

Sales decreased to CHF 1 920 million in 2002 or by 1 percent in Swiss francs but increased by 5 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix(1)	8%

Price	(3)%

Currency	(6)%

Total in Swiss francs	(1)%

(1) Includes acquisition effects of 2 percent.

Sales grew in local currencies due to the strong volume growth, particularly in the coatings, imaging and plastics market sectors, while in Swiss francs sales declined slightly. Continued sales growth of patented products into the automotive industry and the introduction of new and innovative products in the plastic markets, where the Segment is well positioned to meet increasing demand for materials substitutes, also contributed to the sales growth. The global printing ink industry continued to be very challenging in the traditional publication areas, although digital printing products continued to grow strongly. The information storage sector remains a difficult market, whereas growth opportunities have occurred in displays and microelectronics.

Geographically, sales in Europe increased in both Swiss francs and in local currencies. In the Americas, sales levels increased in local currencies, supported by a good second half of 2002 in the United States. Asia Pacific sales increased in local currencies and were marginally lower in Swiss francs.

Operating income (EBIT)	2002	2001

Absolute in CHF	341	312

As a percentage of sales (EBIT margin)	17.7%	16.1%

EBITDA

Absolute in CHF	440	411

As a percentage of sales (EBITDA margin)	22.9%	21.1%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales, despite being adversely affected by slightly lower sales and unfavorable currency fluctuations. This improvement was primarily due to lower raw material costs, in conjunction with increased capacity utilization and cost savings realized through continued streamlining activities at selected production facilities. These factors contributed to a significant improvement in gross margin levels. Selling, general and administrative costs were slightly higher, primarily due to the higher level of variable compensation expense in 2002 compared to 2001. This is due to the compensation being partly linked to achieving specified performance targets, which the Segment met in 2002, and to a lesser extent in 2001. Investment in research and development continued at the high level of the prior year, being approximately 5% of sales.

Asset management	2002	2001

Net current operating assets:

Absolute in CHF	575	658

As a percentage of sales	30%	34%

Capital expenditure in CHF	74	66

Net assets (invested capital) in CHF	1 834	2 001

In 2002, the Segment continued its focus on the management of its assets. Inventory levels were below those of the prior year and improved in both absolute and intensity terms. Receivable levels were also lower in both absolute and intensity terms. Payable levels increased above prior year levels. Capital expenditures were focused primarily on efficiency and productivity programs and were below the level of depreciation. The combination of currency effects, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Water & Paper Treatment results

Sales decreased to CHF 1 409 million in 2002 or by 5 percent in Swiss francs but increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	4%

Price	(3)%

Currency	(6)%

Total in Swiss francs	(5)%

Water Treatment sales increased slightly in local currencies, but were lower in Swiss francs. The Segment continues to operate in a difficult economic environment, particularly in the United States where overall demand for its products remains weak. Competitive pricing continues to negatively affect the sales performance. Sales into the paper industry were slightly above prior year levels in local currencies, despite strong competition and the pricing strategies of key competitors. This was achieved, in part, as a result of new product introductions.

Geographically, sales in Europe increased in local currencies and declined marginally in Swiss francs. Performance was mixed in the region. In the Americas, sales decreased in both Swiss francs and in local currencies, driven mainly by the NAFTA region. South America again showed a strong performance in local currencies. Sales in Asia Pacific increased both in Swiss francs and in local currencies with sales in China being particularly solid.

Operating income (EBIT)	2002	2001

Absolute in CHF	98	65

As a percentage of sales (EBIT margin)	7.0%	4.4%

EBITDA

Absolute in CHF	186	157

As a percentage of sales (EBITDA margin)	13.2%	10.6%

Operating income and EBITDA increased both in absolute terms and as a percentage of sales. This was achieved despite the weak sales development through the successful implementation of rightsizing initiatives undertaken to reduce the operating cost base of the Segment by lowering selling, general and administrative costs, idle capacity costs, raw material costs and energy costs. The reduction in selling,

Ciba Specialty Chemicals
Financial Review 2002

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(in millions of Swiss francs, except share and per share data)

general and administrative costs was achieved mainly from lower personnel costs, as a consequence of the completion of the headcount reduction programs, initiated in prior years. Investments in research and development remained stable at approximately 2 percent of sales.

Asset management	2002	2001

Net current operating assets:

Absolute in CHF	335	357

As a percentage of sales	24%	24%

Capital expenditure in CHF	35	52

Net assets (invested capital) in CHF	2 429	2 596

The Segment was again successful in effectively managing its assets. Inventory and receivable levels were below the prior year. Capital expenditures were well below the level of the prior year, with investments focused mainly on debottlenecking projects. The combination of currency fluctuations, lower investment than annual depreciation in fixed assets and the effective management of current assets led to a reduction in total assets and invested capital.

Textile Effects results

Sales decreased to CHF 1 544 million in 2002 or by 8 percent in Swiss francs and by 2 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	2%

Price	(4)%

Currency	(6)%

Total in Swiss francs	(8)%

The Segment continued to face challenges from weak overall demand in the textile dyes markets. In Europe, there were further textile mill closures. This coupled with the continued low level of activity in the wool sector and intensified competition in the market, contributed to the weak performance. In the textile chemicals markets, however, the Segment was able to increase sales in local currencies compared to the prior year, despite the difficult market conditions. In particular, the Segment posted a strong performance in its offering of effects chemicals, where demand for innovative oil and water repellant products, in conjunction with close customer alliances, continues to result in further market share gains.

Geographically, in Europe, sales were below the prior year in both Swiss francs and in local currencies. Sales declines were experienced across all major European markets. In the Americas, sales declined in Swiss francs and were slightly lower in local currencies. In the United States, a slight recovery was seen in the second half of the year, although sales remained below prior year levels in both Swiss francs and in local currency. In the Asia Pacific region, sales increased in local currencies, particularly in the China Region and India, but declined in Swiss francs.

Operating income (EBIT)	2002	2001

Absolute in CHF	142	181

As a percentage of sales (EBIT margin)	9.2%	10.8%

EBITDA

Absolute in CHF	208	248

As a percentage of sales (EBITDA margin)	13.5%	14.8%

Operating income and EBITDA, in both absolute terms and as a percentage of sales were adversely affected by lower sales and unfavorable currency fluctuations. The Segment continued its initiatives to improve productivity and to reduce its cost structures during the year. The cost savings achieved out of these initiatives together with the reduction in raw material costs could not fully compensate for the lower sales levels and, as a consequence, gross profit margins were lower when compared to the prior year. Selling, general and administrative costs were lower compared to the prior year due to the lower cost base achieved, in part from further reductions in the number of employees. Investment in research and development remained stable at approximately 2 percent of sales.

Asset management	2002	2001

Net current operating assets:

Absolute in CHF	532	641

As a percentage of sales	34%	38%

Capital expenditure in CHF	34	32

Net assets (invested capital) in CHF	1 291	1 490

The Segment continued its efforts in the area of reducing its net current operating assets. Successful initiatives to further harmonize inventory management resulted in lower inventory levels in both absolute and intensity terms. Receivable levels in both absolute and intensity terms were well below those of the prior year. In addition, payable levels increased above prior year levels. The combination of effective management of current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Home & Personal Care results

Sales decreased to CHF 399 million in 2002 or by 7 percent in Swiss francs and increased by 1 percent in local currencies. Sales development in 2002 compared to 2001 resulted from the following factors:

Sales development	2002 compared to 2001

Volume/product mix	2%

Price	(1)%

Currency	(8)%

Total in Swiss francs	(7)%

Sales in Home & Personal Care remained relatively stable in local currency in comparison to a strong performance last year, but declined significantly in Swiss francs. As a significant proportion of the Segment’s sales are made in the Americas, the strengthening of the Swiss franc against the U.S. dollar and the other currencies in the region negatively affected the Swiss franc sales performance. In the personal care market, sales increased in local currencies, as lower sales in hygiene effects were offset by growth in new effects, particularly UV-filters and hair dyes. In the home and fabric care market sector, the negative impact of price competition and lower volumes in selected whitener products was offset by growth in new effects products in the areas of protection, colorants and home care specialties, resulting in a stable sales performance compared to the prior year.

Geographically, sales in Europe increased both in Swiss francs and in local currencies, driven by the acceleration of new product launches. Performance among the countries was mixed. In the Americas, sales increased in local currencies but declined in Swiss francs in all major markets in both North and South America. In Asia Pacific, sales declined both in Swiss francs and in local currencies.

Ciba Specialty Chemicals
Financial Review 2002

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

Operating income (EBIT)	2002	2001

Absolute in CHF	56	67

As a percentage of sales (EBIT margin)	14.0%	15.7%

EBITDA

Absolute in CHF	82	95

As a percentage of sales (EBITDA margin)	20.6%	22.2%

Operating income and EBITDA both in absolute terms and as a percentage of sales were adversely affected by lower sales and unfavorable currency fluctuations. Continued tight controls on costs, reductions in raw material costs and operational improvements could not fully compensate for the decline in sales, resulting in a decline in EBIT and EBITDA margins. Selling, general and administrative costs remained relatively stable compared to the prior year. In keeping with the Segment’s long-term commitment to product innovation, investments in research and development activities increased to approximately 8 percent of sales.

Asset management	2002	2001

Net current operating assets:

Absolute in CHF	93	98

As a percentage of sales	23%	23%

Capital expenditure in CHF	18	25

Net assets (invested capital) in CHF	294	340

The Segment maintained its good asset management record, reducing its asset base. Increases in inventory levels required to meet demand for new products and decreases in payable levels were offset by lower receivable levels, in both absolute and intensity terms. Capital investments were lower than the prior year and were focused primarily on efficiency and productivity programs and were below the level of depreciation. The effects of the reduction in net current assets, lower capital investment than annual depreciation in fixed assets, together with currency fluctuations, resulted in a reduction of total assets and invested capital.

Treasury management

The international financial markets in 2002 remained volatile. The major trends in the markets, which were the focus of the Company’s treasury management, included the weakening of the major currencies against the Swiss franc, and during the latter part of the year, the strengthening of the euro against the U.S. dollar, and movements in interest rates.

During 2002, the U.S. dollar fluctuated against the Swiss franc from a high of approximately CHF 1.72 to a low of approximately CHF 1.38. The Swiss franc balance sheet year-end rate was at CHF 1.43 against the U.S. dollar in 2002 versus CHF 1.63 at the end of 2001.

During 2002, the euro fluctuated against the Swiss franc from a high of approximately CHF 1.48 to a low of approximately CHF 1.45. At the end of 2002, the Swiss franc was at a level of CHF 1.46 against the euro versus CHF 1.47 at the end of 2001.

As a consequence of the anticipated economic recovery not being fully realized in the United States and the relatively flat economic growth in Europe, global interest rates fell below 2001 levels. Through the effective anticipation of market conditions and the use of financial instruments available in the financial markets, the Company was able to further reduce the average cost of its total borrowings in 2002 to 4.02 percent, which is below 2001 levels. The Company’s net interest costs decreased by CHF 24 million to CHF 110 million in 2002 compared to CHF 134 million in 2001. This decrease resulted primarily from a reduction in interest rates globally and effective treasury management.

The Company, in accordance with its stated risk management policy, continues to monitor its currency exposures and, where appropriate, enters into transactions to minimize its overall exposures to volatility in the currency markets. The Company selectively executes foreign currency transactions to protect the cash flows of its operating companies against unfavorable foreign currency movements. In 2002, other financial expense, net, which includes foreign currency exchange gains and losses, net hedging expenses, and losses on financial investments, is CHF 105 million, an increase of CHF 46 million, compared to the net expense of CHF 59 million in 2001. Included in other financial expense in 2002 is a CHF 43 million loss on certain of the Company’s short-term investments and financial investments in unconsolidated companies, primarily Hexcel Corporation. The Company was required to record these losses since the decline in market values below the Company’s historical cost basis in these financial investments was, in management’s opinion, no longer deemed temporary. The remainder of the other financial expense, net, excluding the loss on investments, remained relatively stable compared to the prior year, despite the effects of the strengthening of the Swiss franc against the U.S. dollar and the other major currencies, and the effects of currency exchange losses caused by the devaluation of the Brazilian Real, the Mexican Peso and the Argentinean Peso.

Throughout 2002, the Company continued to maintain its long-term debt ratings of ‘A’ from Standard & Poors and of ‘A2’ from Moody’s. In management’s opinion, based on the Company’s current financial position, its credit protection ratios are strong for its rating category.

In accordance with its risk management policy for country risk, the Company increased short-term debt due to local funding needs by CHF 22 million. In 2001 short-term debt was reduced by CHF 48 million. When economically feasible, the Company selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 19 million in 2002 versus CHF 110 million in 2001. The Company’s remaining cash reserves will be utilized in future periods to continue to maintain short-term debt at stable levels, to repay the straight bond debt in May 2003 and the convertible bond debt in July 2003, in accordance with their terms, and to repay of long-term debt when it is economically advantageous to the Company. The Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding of the long-term debt amounts that are due in 2003.

As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. Upon adoption of SFAS No. 133, the Company recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income. For further information, see Note 1 to Consolidated Financial Statements.

Effective tax rate

The Company reported an effective tax rate of 27 percent in 2002, a reduction of 5 percent compared to 32 percent reported in 2001. This reduction in the effective tax rate results, in part, from goodwill not being amortized for financial reporting purposes, in accordance with

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

the Company’s adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (see Note 1 to Consolidated Financial Statements), as a considerable portion of the Company’s goodwill is non-deductible for tax purposes. In 2002, the effective tax rate was also impacted by a lower amount of other non-deductible items (see Note 15 to Consolidated Financial Statements).

In 2001, the effective tax rate was impacted by several non-recurring events. The tax rate was negatively impacted by the effect of a tax payment in Italy (the “Imposta Sostitutiva”) that permitted the future tax deductibility of Prochimica s.r.l.’s goodwill amortization and a tax adjustment. Both of these negative effects were substantially offset by the benefit received from the effect of certain taxable expenses in one of the Company’s subsidiaries that were recognized for income tax purposes but were not recognizable for financial reporting purposes. Excluding the impact of these 2001 non-recurring events, for comparability with the 2002 effective tax rate, the effective tax rate in 2001 would have been 30 percent.

Net income and earnings per share

Net income	2002	2001

Income from continuing operations	406	380

Cumulative effects of change in accounting principles	–	2

Net income	406	382

Earnings per share, basic and diluted	2002	2001

Continuing operations	5.92	5.72

Cumulative effects of change in accounting principles	–	0.04

Net income	5.92	5.76

Earnings per share amounts were computed by dividing income from continuing operations, cumulative effects of change in accounting principles and net income, respectively, by the weighted average number of shares outstanding.

Consolidated balance sheets

Strong focus on asset management continues to reduce net debt

Select balance sheet data as of December 31,	2002	2001

Cash and cash equivalents and short-term investments	2 377	1 643

Total assets	11 792	11 718

Total shareholders’ equity	4 354	3 908

The continued emphasis on the management of operational assets led to a reduction in total assets of CHF 660 million, excluding cash and cash equivalents and short-term investments. This reduction was achieved through continued proactive asset management in the areas of inventories and accounts receivable and through the continued efforts to focus the Company’s capital expenditures on efficiency and safety improvement related items. Proposed investments in additional production capacity continue to be carefully evaluated to ensure that sufficient market demand exists to justify the investment. The Company also continues its practice of maintaining total investments in property, plant and equipment at less than the annual depreciation cost.

In addition to operational effects, the change in year-end exchange rates, between December 31, 2001 and 2002, used for translating the balance sheet into Swiss francs, had a significant effect. Most major currencies particularly the U.S. dollar, the British pound, the Japanese yen and to a lesser extent the euro depreciated against the Swiss franc.

The continued focus on cash and asset management resulted in significantly lower net debt in 2002. The table below shows the movement in net debt from December 31, 2001 to December 31, 2002.

		Cash &	Short
		cash	term	Total
Net debt development	Total	equiva-	invest-	net
from 2001 to 2002	debt	lents	ments	debt

December 31, 2001	3 994	1 602	41	2 351

Cash flows increase (decrease), net	4	833	(25)	(804)

Currency effects and other	(158)	(74)	0	(84)

December 31, 2002	3 840	2 361	16	1 463

The continued generation of cash flows from operations in excess of 1 billion Swiss francs allowed the Company to reduce net debt levels in Swiss franc terms by CHF 888 million in 2002. Net debt amounted to CHF 1 463 million in 2002 compared to CHF 2 351 million in 2001.

Short-term debt, excluding the current portion of long-term debt, and long-term debt, including the current portion, remained relatively stable in 2002 compared to 2001. This was achieved through the Company’s ability to finance its working capital needs through cash flows generated from its operating activities.

Liquidity and capital resources

Liquidity – Net cash provided by operating activities in excess of CHF 1 billion and free cash flow at CHF 683 million in 2002

Cash flows from operating activities	2002	2001

Net cash from continuing operations, before restructuring payments	1 050	1 100

Cash used for restructuring payments	(12)	(46)

Net cash provided by operating activities	1 038	1 054

The Company’s continued focus on asset management and effective cash management again showed good results in the Company’s cash generation during 2002. The Company generated cash flows from its operating activities, before restructuring payments, of CHF 1 050 million in 2002 compared to CHF 1 100 million in 2001.

Cash flows from investing activities	2002	2001

Capital expenditures	(250)	(259)

Sale (acquisition) of businesses, net of cash	(116)	(144)

Proceeds from sale of assets and changes in loans and other long-term assets	17	69

Net cash used in investing activities	(349)	(334)

In 2002, the net cash used in acquisition and divestment activities amounted to CHF 116 million. The most significant costs incurred related to additional cash payments for separation costs attributable to the divestment of the Performance Polymers business, which amounted to approximately CHF 69 million. This is lower than the Company’s prior year estimate of cash payments to be made due to delays in the settlement of certain matters between the parties that is out of the direct control of the Company. The remaining CHF 47 million was used

Ciba Specialty Chemicals
Financial Review 2002

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

primarily for minor strategic business acquisitions, including the acquisition of the flame retardant business of Melapur B.V. from DSM N.V.

In 2001, the net cash used in acquisition and divestment activities amounted to CHF 144 million. The most significant costs incurred related to cash payments for separation costs and transaction taxes attributable to the divestment of the Performance Polymers business. Cash payments made in 2001 for these purposes were approximately CHF 145 million. The net cash effects of the Company’s other 2001 business portfolio management activities substantially offset each other.

Cash flows from financing activities	2002	2001

Increase (Decrease) in short-term and long-term debt, net	4	(152)

Dividends paid	(134)	(132)

Capital reduction paid	(69)	–

Treasury stock transactions and other	343	9

Net cash flows provided by (used in) financing activities	144	(275)

The Company’s short-term and long-term debt increased slightly by CHF 4 million in 2002 compared to a reduction of CHF 152 million in 2001. Short-term debt increased by CHF 22 million in 2002, due to certain subsidiaries local funding needs, compared to a decrease of CHF 48 million in 2001. When economically feasible, the Company selectively retires portions of its long-term debt. Free cash flow utilized for this purpose amounted to CHF 19 million in 2002 versus CHF 110 million in 2001. The Company’s remaining cash reserves will be utilized in future periods to continue to maintain short-term debt at stable levels, to repay the straight bond debt in May 2003 and the convertible bond debt in July 2003, in accordance with their terms, and to repay long-term debt when it is economically advantageous to the Company. The Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding for the long-term debt amounts that are due in 2003.

At the Company’s Annual General Meeting on March 22, 2002, the shareholders approved the Board of Directors’ proposal for the payment of a dividend of CHF 2 per share and an extraordinary payment to the shareholders in the form of a capital reduction of CHF 1 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which amounted to CHF 134 million and paid the capital reduction on June 28, 2002, which totaled CHF 69 million.

As a result of treasury stock transactions, the Company received net proceeds of CHF 344 million in 2002 compared to CHF 9 million in 2001. For further details, refer to Note 17 to Consolidated Financial Statements.

Free cash flow	2002	2001

Net cash from continuing operations	1 038	1 054

Add: restructuring payments	12	46

Less: net cash used in investing activities	(349)	(334)

Add: sale (acquisition) of business, net of cash	116	144

Less: dividends	(134)	(132)

Other	0	1

Free cash flow	683	779

Free cash flow amounted to CHF 683 million in 2002 compared to CHF 779 million in 2001. This stable result, despite the difficult economic environment, is primarily a consequence of the Company’s continued strong focus on cash flow and the positive effects being realized from the completion of the prior years restructuring programs. Free cash flow was used for debt repayment where it was economically advantageous to the Company, for restructuring programs and for small strategic acquisitions.

For information on the 2002 proposed distributions to the Company’s shareholders to be made in 2003, see the Operational Review section of this Management’s Discussion and Analysis above.

Capital resources

The Company’s policy is to maintain a high degree of flexibility in its funding process by using a broad variety of financial instruments and currencies depending on market conditions. The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury group based on the Company’s aggregate exposure.

Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. In accordance with its hedging policy, the Company primarily utilizes foreign exchange currency forwards, swaps and options contracts. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes. For further information see Note 8 to Consolidated Financial Statements.

In recent years, the Company’s sources of liquidity have primarily been provided by operations and funds from capital markets. The management of the Company is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future. The Company’s capital requirements are primarily dependent on management’s business plans regarding the levels and timing of capital expenditures and investments. Subject to developments affecting the Company which cannot be predicted or controlled, management, for the next one to two years, intends to maintain the Company’s capital expenditure levels generally in the range of the past three years. The Company is not currently subject to any commitment for capital expenditures which individually is material to the Company.

As described above, the Company may, if and when it is economically advantageous, issue new debt either under the EMTN Program or as a Bond issuance as partial funding for the long-term debt amounts that are due in 2003. However, there can be no assurances that the debt capital markets will be available to the Company on appropriate terms.

For further information on capital resources available to the Company, see Notes 13 and 14 to Consolidated Financial Statements and “Supplemental Information – Capital resources – additional information” section of this Management’s Discussion and Analysis.

Ciba Specialty Chemicals
Financial Review 2002

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(in millions of Swiss francs, except share and per share data)

Outlook 2003

In the upcoming quarters, Ciba Specialty Chemicals does not expect substantial changes in the current trading conditions. In such a challenging market environment, it is particularly important to continue to reduce the cost base by increasing operational efficiency and by adhering to strict expense controls. The Company will need to compensate for around CHF 60 million in additional expenses, mainly for an increase in pension contributions and higher insurance premiums.

Despite the anticipated challenging first two quarters of the year, for the full year the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002. With the continuous strong focus on cash generation, the Company is striving to achieve a free cash flow for 2003 in excess of CHF 600 million.

These forecasts are based on the assumption of an economic recovery later in the year in the United States and, afterwards, in Europe, as well as reasonably stable currency exchange rates vis-à-vis the Swiss franc, and, as usual, the effects of potential acquisitions are not included. In addition, the Company continues to monitor developments in the geopolitical climate globally and is prepared to react accordingly.

Supplemental information

Inflation

The movements in the annual rates of inflation in Switzerland and the other major markets in which the Company operates have not been significant in the last three fiscal years.

Capital resources – additional information

The Company maintains commercial paper programs and bank overdraft and credit line facilities to finance its working capital requirements. The total amounts outstanding under all the Company’s short-term debt facilities was CHF 298 million as of December 31, 2002 (2001: CHF 316 million).

The Company maintained a multicurrency revolving loan facility that provided for borrowings in multiple currencies up to CHF 400 million at an interest rate of London Interbank Offered Rate (“LIBOR”) plus 21.5 basis points. There were no borrowings outstanding under this facility during 2002 and 2001. This facility expired on July 11, 2002.

On January 24, 2003, the Company entered into a new multicurrency revolving loan facility agreement that provides for borrowings in multiple currencies up to CHF 500 million. A commitment fee of 45 percent of the applicable margin per annum, currently at 0.1125 percent, is paid on the average unused facility. The loans bear interest at an interest rate of LIBOR plus 25 basis points, subject to adjustment on a sliding scale, in the range of LIBOR plus 22.5 to 42.5 basis points, depending on the Company’s Standard & Poor’s and Moody’s debt rating. The facility expires on January 23, 2006. As of January 31, 2003, there were no borrowings outstanding under this facility.

As of December 31, 2002, the Company had available unused credit lines under its other bank overdraft and credit facilities of a total of approximately CHF 753 million (2001: CHF 1 040 million). The Company’s principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1.0 billion (approximately CHF 1.4 billion). At December 31, 2002 and at December 31, 2001, no amounts were outstanding under these programs.

The Company’s long-term debt consists primarily of Euro Medium-Term Notes, convertible bonds, and straight bonds. The total amounts outstanding under all of the Company’s long-term debt facilities, including current portions, was CHF 3 542 million as of December 31, 2002 (2001: CHF 3 680 million).

The Company maintains a Euro Medium-Term Note (“EMTN”) program under which the Company may issue up to USD 2.0 billion (approximately CHF 2.8 billion) multicurrency, unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates. The Company had outstanding borrowings under this EMTN program at December 31, 2002 of approximately CHF 959 million (2001: CHF 1 009 million). As of December 31, 2002 the Company had available borrowings under this EMTN program of approximately CHF 1.9 billion. In May 2003, CHF 247 million (USD 175 million) of these EMTN borrowings are due for repayment in accordance with its terms. Of the remaining outstanding EMTN borrowings, CHF 168 million (EUR 114 million) is due in 2005 and CHF 544 million (GBP 243 million) is due in 2013.

The Company’s commercial paper and EMTN programs, as described above, are uncommitted and the availability of future funds thereunder depends to a large extent on market conditions.

The Company, in July 1998, issued USD 687 million (CHF 1.0 billion) unsecured, unsubordinated convertible bonds due 2003 with a fixed interest rate of 1.25 percent that are convertible into the Company’s common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share (the exchange rate to the USD being fixed at 1.505 until the maturity of the bond), with the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds, and the remaining outstanding balance will be repaid on July 10, 2003, in accordance with the terms of the bonds.

The Company also has outstanding at both December 31, 2002 and 2001, CHF 1 300 million, 3.25 percent Straight Bonds, of which CHF 1 000 million is due in 2008 and CHF 300 million is due in 2009.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. Management believes that the Company substantially complies with all such laws. For further information, see Note 22 to Consolidated Financial Statements.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions of Swiss francs, except share and per share data)

Long-term obligations, commitments and contingencies

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. These commitments are not in excess of current market prices and reflect normal business operations. The Company has outstanding at December 31, 2002, various long-term obligations that will become due in 2003 and beyond. These various purchase commitments and long-term obligations will have an effect on the Company’s future liquidity and capital resources. The table below shows, by major category of commitment and long-term obligations outstanding as of December 31, 2002, the Company’s current estimate of their annual maturities.

	Payments by year, as from December 31, 2002

		Less			More
		than	1 to 3	3 to 5	than
	Total	1 year	years	years	5 years

Long-term debt, including current portion(1)	3 492	1 208	169	2	2 113

Long-term obligations, including current portion(2)	1 665	128	153	140	1 244

Raw material purchase commitments	421	171	250	–	–

Fixed assets and other purchase commitments	160	61	99	–	–

Lease commitments	113	44	46	16	7

Total	5 851	1 612	717	158	3 364

(1)	Long-term debt shown is the face amount of the debt obligations. The amounts reported on the Consolidated Balance Sheets and in Note 14 to Consolidated Financial Statements are net of discounts and premiums, in accordance with U.S. GAAP.

(2)	Estimated payments for long-term obligations have been determined by the Company based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by the Company based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2002. The ultimate timing of these future cash flows may differ due to events and circumstances that are out of the direct control of the Company. Also included is liabilities related to environmental matters, which are further discussed in Note 22 to Consolidated Financial Statements.

In addition to the long-term obligations and commitments disclosed above, the Company in the normal course of business, provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2002, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 18 million of which CHF 6 million expire in 2003, CHF 10 million expire in 2004 and CHF 2 million expire in 2005.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2002, the Company had issued CHF 34 million of environmental indemnifications that decrease to CHF 22 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in Note 22 to Consolidated Financial Statements. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2002, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 13 million (2001: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2001: CHF 1 million).

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the Consolidated Financial Statements.

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

For further information on commitments and contingencies, see Note 22 to Consolidated Financial Statements.

Euro conversion

The introduction of the euro in twelve of the fifteen member states of the European Union may continue to have an impact on the Company’s operations. These potential impacts include, but are not limited to, increased cross-border price transparency and tax and legal implications (such as easier harmonization). Based on the Company’s experiences to date, management is of the opinion that the introduction of the euro will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Tax matters

In their tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In management’s opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.

Change in accounting policy and new accounting standards

During 2002, the Company adopted several new accounting standards that were issued by the Financial Accounting Standards Board (“FASB”). During 2003, the Company will be required to adopt certain other new accounting standards that have been issued by the FASB as of December 31, 2002. For further information regarding the impact on the Company’s results of operations and financial position from adoption of these new standards in 2002 and the planned adoptions in 2003, refer to Note 1 to Consolidated Financial Statements and to the “Financial Review” section of this Management’s Discussion and Analysis under the sub-sections “Amortization of Goodwill ceased in 2002 with adoption of SFAS No. 142” and “Selling, general and administration expenses decrease”.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements and information with respect to the financial condition, results of operations and business of the Company and certain of the plans, objectives and market position of the Company with respect to these items that are based on beliefs of the Company’s management as well as assumptions made by and information currently available to the Company. In particular, among other statements, certain statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations with regard to trends, revenues, costs, net income, accounting policies, market size, market share, market demands, volumes, prices, margins, research and development, capital expenditures, cash flows, debt levels, patents, outlook 2003, the effect of technological developments, strategy and management objectives, opinions and beliefs and sufficiency of environmental reserves and insurance arrangements are forward-looking in nature. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially from those anticipated including, but not limited to, the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, the effects of the Company’s reorganization and restructuring and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. All forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Furthermore, the Company does not assume any obligation to update these forward looking statements.

Ciba Specialty Chemicals
Financial Review 2002

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Consolidated Statements of Income
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	Notes	2002	2001(1)

Net sales		7 085	7 367

Cost of goods sold		4 729	4 988

Gross profit		2 356	2 379

Selling, general and administrative		1 247	1 258

Research and development		294	276

Amortization of goodwill	1	0	61

Amortization of other intangible assets	1,8	33	31

Income from earnings of equity affiliates	9	(6)	(8)

Operating income		788	761

Interest expense		(159)	(203)

Interest income		49	69

Other financial expense, net		(105)	(59)

Income from continuing operations before income taxes and minority interest		573	568

Provision for income taxes	15	154	178

Income from continuing operations before minority interest		419	390

Minority interest		13	10

Income from continuing operations		406	380

Cumulative effects of change in accounting principles, net of tax	1	0	2

Net income		406	382

Per share data	20

Basic and diluted earnings per share

Continuing operations		5.92	5.72

Cumulative effects of change in accounting principles		0.00	0.04

Net income per share		5.92	5.76

Weighted average shares outstanding

Basic		68 549 964	66 419 147

Diluted		68 575 058	66 419 147

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million, income from continuing operations before income taxes and minority interest CHF 629 million, income from continuing operations before minority interest CHF 451 million, income from continuing operations CHF 441 million, net income CHF 443 million and basic and diluted earnings per share CHF 6.68.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Consolidated Balance Sheets
(in millions of Swiss francs, except share and per share data)

December 31,	Notes	2002	2001

Assets

Current assets

Cash and cash equivalents		2 361	1 602

Short-term investments		16	41

Accounts receivable, net	4	1 014	1 066

Inventories	5	1 446	1 526

Prepaid and other current assets		477	592

Total current assets		5 314	4 827

Property, plant and equipment, net	6	3 196	3 565

Goodwill	1,7	1 382	1 417

Other intangible assets, net	1,8	694	730

Financial investments	9	172	193

Other assets	10	1 034	986

Total assets		11 792	11 718

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable		549	490

Short-term debt	13	1 496	316

Income taxes payable		108	81

Accruals and other current liabilities	11	942	1 090

Total current liabilities		3 095	1 977

Long-term debt	14	2 344	3 678

Deferred income taxes	15	386	379

Other liabilities	16	1 537	1 688

Total liabilities		7 362	7 722

Minority interest		76	88

Shareholders’ equity	17

Common stock(1)		649	721

Additional paid-in capital		4 186	3 957

Retained earnings		198	(74)

Accumulated other comprehensive income		(360)	(240)

Treasury stock, at cost(2)		(319)	(456)

Total shareholders’ equity		4 354	3 908

Total liabilities and shareholders’ equity		11 792	11 718

(1)	Par value CHF 9 per share (December 31, 2001: CHF 10 per share), 82 130 117 shares authorized and 72 130 117 shares issued in 2002 and 2001.

(2)	December 31, 2002: 3 192 087 treasury shares; December 31, 2001: 5 987 947 treasury shares.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Consolidated Statements of Cash Flows
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2002	2001

Cash flows from operating activities
Net income	406	382

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	385	469

Deferred income taxes	50	87

Restructuring payments	(12)	(46)

Loss (Gain) on sale/disposal of assets, net	2	(5)

Realized loss on available-for-sale securities	38	0

Minority interest and other non-cash items, net	144	71

Changes in operating assets and liabilities:
Short-term investments	25	27

Accounts receivable, net	4	53

Inventories	(33)	117

Accounts payable	90	(33)

Other operating assets and liabilities	(61)	(68)

Net cash provided by operating activities	1 038	1 054

Cash flows from investing activities
Capital expenditures	(250)	(259)

Proceeds from sale of assets	22	34

Sale (Acquisition) of businesses, net of cash	(116)	(144)

Loans and other long-term assets	(5)	35

Net cash used in investing activities	(349)	(334)

Cash flows from financing activities
Increase (Decrease) in short-term debt, net	22	(48)

Proceeds from long-term debt	1	6

Repayments of long-term debt	(19)	(110)

Dividends paid	(134)	(132)

Capital reduction paid	(69)	0

Treasury stock transactions	344	9

Other	(1)	0

Net cash provided by (used in) financing activities	144	(275)

Effect of exchange rate changes on cash and cash equivalents	(74)	(22)

Net increase in cash and cash equivalents	759	423

Cash and cash equivalents, beginning of year	1 602	1 179

Cash and cash equivalents, end of year	2 361	1 602

Supplemental cash flow information
Cash paid for interest	(177)	(204)

Cash paid for income taxes	(90)	(49)

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Consolidated Statements of Shareholders’ Equity
(in millions of Swiss francs, except share and per share data)

					Accumulated
					other	Treasury	Treasury
			Additional		compre-	stock:	stock:
		Common	paid-in	Retained	hensive	unreserved	reserved
	Notes	stock	capital	earnings	income	shares	shares	Total

Balance at December 31, 2000		721	3 955	(324)	(116)	(72)	(410)	3 754

Net income				382				382

Currency translation adjustments					(83)			(83)

Unrealized loss on available-for-sale

securities, net of tax of CHF 14					(23)			(23)

Minimum pension liability

adjustment, net of tax of CHF 12	19				(19)			(19)

Comprehensive income				382	(125)			257

Cash dividends declared and paid(1)				(132)				(132)

Treasury stock transactions	17		(4)			6	19	21

Other			6		1	1		8

Balance at December 31, 2001		721	3 957	(74)	(240)	(65)	(391)	3 908

Net income				406				406

Currency translation adjustments					(86)			(86)

Realization of previously unrealized loss on available-for-sale securities, net of tax of CHF 16	9				28			28

Unrealized loss on available-for-sale securities, net of tax of CHF 2					(5)			(5)

Unrealized gain on cash flow hedges, net of tax of CHF 0.7					1			1

Minimum pension liability adjustment, net of tax of CHF 37	19				(58)			(58)

Other					0			0

Comprehensive income				406	(120)			286

Cash dividends declared and paid(1)				(134)				(134)

Capital reduction paid(2)		(72)	3					(69)

Treasury stock transactions	17		216			(13)	150	353

Other			10					10

Balance at December 31, 2002		649	4 186	198	(360)	(78)	(241)	4 354

(1)	Cash dividends declared and paid were CHF 2.00 per share in 2002 and 2001.

(2)	Capital reduction paid was CHF 1.00 per share in 2002.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Business Segment Data

(in millions of Swiss francs, except share and per share data)

Net sales	2002	2001

Plastic Additives	1 813	1 834

Coating Effects	1 920	1 944

Water & Paper Treatment	1 409	1 486

Textile Effects	1 544	1 673

Home & Personal Care	399	430

Total net sales	7 085	7 367

Operating income (EBIT)
Plastic Additives	245	275

Coating Effects	341	312

Water & Paper Treatment	98	65

Textile Effects	142	181

Home & Personal Care	56	67

Corporate and other expenses	(94)	(78)

Total operating income before amortization of goodwill	788	822

Amortization of goodwill	0	(61)

Total operating income	788	761

Depreciation and amortization
Plastic Additives	101	113

Coating Effects	99	99

Water & Paper Treatment	88	92

Textile Effects	66	67

Home & Personal Care	26	28

Corporate	5	9

Total depreciation and amortization of other intangible assets	385	408

Amortization of goodwill	0	61

Total depreciation and amortization	385	469

EBITDA
Plastic Additives	346	388

Coating Effects	440	411

Water & Paper Treatment	186	157

Textile Effects	208	248

Home & Personal Care	82	95

Corporate	(89)	(69)

Total EBITDA	1 173	1 230

EBITDA margin
Plastic Additives	19.1%	21.1%

Coating Effects	22.9%	21.1%

Water & Paper Treatment	13.2%	10.6%

Textile Effects	13.5%	14.8%

Home & Personal Care	20.6%	22.2%

Corporate	—	—

Total EBITDA margin	16.6%	16.7%

EBIT margin
Plastic Additives	13.5%	15.0%

Coating Effects	17.7%	16.1%

Water & Paper Treatment	7.0%	4.4%

Textile Effects	9.2%	10.8%

Home & Personal Care	14.0%	15.7%

Corporate	—	—

Total EBIT margin	11.1%	10.3%

Research and development expenditures
Plastic Additives	81	73

Coating Effects	100	96

Water & Paper Treatment	29	34

Textile Effects	36	39

Home & Personal Care	30	24

Corporate	18	10

Total research and development expenditures	294	276

Capital expenditures
Plastic Additives	86	80

Coating Effects	74	66

Water & Paper Treatment	35	52

Textile Effects	34	32

Home & Personal Care	18	25

Corporate	3	4

Total capital expenditures	250	259

Net assets
Plastic Additives	1 236	1 403

Coating Effects	1 834	2 001

Water & Paper Treatment	2 429	2 596

Textile Effects	1 291	1 490

Home & Personal Care	294	340

Shared operating net assets not allocated to segments(1)	(8)	(170)

Non-operating net assets(2)	2 875	2 154

Invested capital	9 951	9 814

Other assets and liabilities not included in invested capital	(5 597)	(5 906)

Total net assets	4 354	3 908

Total assets
Plastic Additives	1 493	1 623

Coating Effects	2 107	2 249

Water & Paper Treatment	2 606	2 790

Textile Effects	1 495	1 676

Home & Personal Care	356	401

Shared operating assets not allocated to segments(1)	426	385

Non-operating assets(2)	3 309	2 594

Total assets	11 792	11 718

(1)	Shared net operating assets not allocated to segments and shared operating assets not allocated to segments include certain net assets and shared assets of Group Service Units and Headquarters. Group Service Units provide services to the segments.

(2)	Non-operating net assets and non-operating assets include primarily cash and cash equivalents and certain financial investments. Also included in non-operating net assets are certain Group Service Units’ current liabilities.

See Glossary of Financial Terms for definitions of invested capital, EBITDA, EBITDA margin and EBIT margin.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

The segment data includes certain non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) financial indicators which form part of the Company’s value based management reporting system and are used by management to analyze the results of operations and the financial condition of the Company. Such non-U.S. GAAP financial indicators include EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), EBITDA margin and invested capital. The Company derives EBITDA, EBITDA margin and invested capital from financial measures prepared in accordance with U.S. GAAP. The way these financial indicators are derived is described in the glossary of financial terms at the end of this Financial Review.

Management is of the opinion that these financial indicators are an important measure of comparative operating performance for the businesses of the Company and, in the case of EBITDA, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability. However, these supplementary financial indicators should be considered in addition to, not as a substitute for, operating income, net income, cash flow, total assets, EBIT margin and other measures of financial performance and liquidity reported in accordance with U.S. GAAP.

In the first half of 2001, the Company implemented a new organizational structure which created five segments focused on specific customer markets. The five reporting segments are Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company’s reportable segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies.

The accounting policies of the segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, headquarters costs, corporate related items, and certain other net expenses not allocated to reportable segments. Intersegment sales are eliminated on consolidation and, as a result, reportable net sales of the segments reflect only sales to third parties.

In 2002, the Company implemented Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets” (see Notes 1 and 7). As a result of adopting this standard, the Company reclassified certain goodwill and intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified the 2001 goodwill amortization that was previously allocated to the segments to corporate and reclassified intangible amortization from corporate to the segments corresponding to the intangible asset reclassification. The amounts reported for 2001 have been reclassified to conform to the 2002 presentation.

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as ‘effect chemicals’ which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-user industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

Geographic Data

(in millions of Swiss francs, except share and per share data)

Net Sales to Customers	2002	2001

Europe
Germany	567	572

United Kingdom	334	373

Italy	343	351

France	298	311

Rest of European Union	841	846

Switzerland	86	75

Rest of Europe	252	227

Total Europe	2 721	2 755

Americas
United States of America	1 703	1 819

Canada	223	243

Central America	209	227

South America	324	365

Total Americas	2 459	2 654

Asia-Pacific
Japan	384	431

Region China	439	424

Rest of Asia	677	686

Australia and New Zealand	155	154

Africa and Middle East	250	263

Total Asia-Pacific	1 905	1 958

Total net sales to customers	7 085	7 367

Net sales to customers are based on the final destination of the sale.

Long-Lived Assets	2002	2001

Europe
Germany	361	380

United Kingdom	561	627

Italy	165	166

France	128	128

Rest of European Union	82	81

Switzerland	614	629

Rest of Europe	2	1

Total Europe	1 913	2 012

Americas
United States of America	869	1 076

Canada	3	7

Central America	123	123

South America	17	30

Total Americas	1 012	1 236

Asia-Pacific
Japan	42	47

Region China	157	195

Rest of Asia	46	48

Australia and New Zealand	18	18

Africa and Middle East	8	9

Total Asia-Pacific	271	317

Total long-lived assets	3 196	3 565

Long-lived assets represent property, plant and equipment, net and are shown by the location of the assets.

See Notes to Consolidated Financial Statements

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

1. Summary of significant accounting policies

Company operations

Ciba Specialty Chemicals Holding Inc. and its wholly owned and majority-owned subsidiaries (the “Company”) is a global leader in the discovery and manufacture of innovative specialty chemicals that provide color, performance and care for plastics, coatings, textile, paper, home and personal care and other products. The Company’s products and services are also used to provide clean water and to treat the water streams in industrial and municipal applications.

Basis of consolidation and presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50 percent ownership interest) are accounted for under the equity method of accounting. Investments in which the Company has less than a 20 percent ownership interest are accounted for under the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from those estimates.

Foreign currency translation

The Company’s financial statements are prepared in Swiss francs (CHF million). For most operations outside Switzerland, where the functional currency is the local currency, income, expense and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at period-end exchange rates. The translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. The financial statements of subsidiaries that operate in economic environments that are highly inflationary maintain financial information for reporting purposes in U.S. dollars or Swiss francs and include gains and losses from translation in income.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Short-term investments

Short-term investments consist of securities that are traded in highly liquid markets. Since they are held for the purpose of investing liquid funds and are readily convertible to cash, they are classified as trading securities and are carried at fair value. Gains and losses are recorded as a component of financial income/expense in the Consolidated Statements of Income.

Accounts receivable

Accounts receivable are recorded at their net realizable value after deducting an allowance for doubtful accounts. Such deductions reflect either specific cases or estimates based on historical evidence of collectibility. This also includes an allowance for country specific transfer risks.

Inventories

The Company values its inventories at the lower of cost, determined principally on a first-in, first-out (FIFO) method, or market. Costs include all costs of production, including applicable portions of plant overhead. Allowances are made for obsolete and slow-moving inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from approximately 20 to 50 years for buildings, 10 to 20 years for machinery and equipment, and 3 to 10 years for office furniture and fixtures and other equipment. The Company assesses its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Property, plant and equipment acquired through finance lease arrangements are recorded as assets at their fair value at the date of acquisition and depreciated over the shorter of the useful life of the asset or the lease term. The corresponding obligation is recorded as a liability in the Consolidated Balance Sheets.

Goodwill and other intangible assets

Goodwill

Change in accounting policy – In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. The Company fully adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed the initial impairment test and determined that its reported goodwill was not impaired.

SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost and requires that goodwill no longer be amortized to earnings. On an annual basis, the Company is required to evaluate the book value of goodwill at the reporting unit level for impairment using a two step impairment test. In the first step, the book value of the reporting unit’s assets, including goodwill and other intangibles, and liabilities (the “net assets”) is compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the book value of its net assets, goodwill is deemed not impaired and the second step is not required to be performed. If, however, the fair value of the reporting unit is less than the book value of its net assets, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any.

In the second step, an allocation is made of the fair value of the assets and liabilities of the reporting unit to all of its tangible assets, other intangible assets (including unrecognized intangible assets but excluding goodwill) and liabilities (the “assets and liabilities”). This fair value allocation to the assets and liabilities is made as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The fair value assigned to the reporting unit’s assets and liabilities is compared to the total fair value of the reporting unit with the excess, if any, considered to be the implied goodwill value of the reporting unit. If the book value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss as a component of operating income in the Consolidated Statement of

Ciba Specialty Chemicals
Financial Review 2002

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Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Income. If the book value of the reporting unit’s goodwill is less than the implied goodwill value, goodwill is deemed not to be impaired and no impairment is required to be recorded.

During 2002, the Company completed the annual impairment test of goodwill and determined that its reported goodwill is not impaired.

Goodwill that had been acquired on or before June 30, 2001 was amortized on a straight-line basis over the estimated periods to be benefited, which ranged from 5 to 33 years. Goodwill acquired after June 30, 2001, was not amortized. In 2001, goodwill was assessed for impairment whenever events or changes in circumstances indicated that the book value might not be recoverable. If the sum of the expected future undiscounted cash flows was less than the book value of the goodwill, a loss would have been recognized for the difference between the fair value and the book value of the goodwill.

The following is a reconciliation of previously reported financial information to the adjusted basis amounts excluding goodwill amortization, which is no longer required under SFAS No. 142:

	2002	2001

	As	Adjusted	Goodwill	As
	reported	basis	amortization	reported

Operating income	788	822	61	761

Income from continuing operations, before taxes and minority interest	573	629	61	568

Income from continuing operations, before minority interest	419	451	61	390

Income from continuing operations	406	441	61	380

Net income	406	443	61	382

Basic and diluted earnings per share
Continuing operations	5.92	6.64	0.92	5.72

Net income per share	5.92	6.68	0.92	5.76

Other intangible assets

In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalized at acquisition cost. Other intangible assets with a finite life are amortized on a straight-line basis over the estimated periods to be benefited, which is the period that the intangible asset can contribute to the cash flow of the Company as determined at the date of acquisition of the intangible asset. Other intangible assets with indefinite lives are not amortized. Other intangible assets are amortized on a straight-line basis over a period ranging from 5 to 33 years, which are the estimated periods to be benefited.

The Company assesses other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the book value of the other intangible asset, a loss is recognized for the difference between the fair value and book value of the other intangible asset.

Financial investments

Financial investments comprise primarily investments in equity affiliates and investments in unconsolidated companies (less than 20 percent ownership). The investments in unconsolidated companies are accounted for as available-for-sale securities and are recorded at fair value with unrealized gains or losses, net of tax included as a component of shareholders’ equity in “accumulated other comprehensive income”. The company uses the specific identification method to determine the cost base of financial investments related to sales or reclassifications from other comprehensive income to earnings.

Derivative financial instruments

Change in accounting policy – Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, which replaced existing pronouncements and practices for derivatives and hedging activities with a single, integrated accounting framework. This statement, as amended, expands the previous accounting definition of derivatives to include embedded derivatives and many commodity contracts. Upon adoption of this statement, as amended, the Company, in 2001, recorded a net transition adjustment gain after taxes of CHF 2 million in net income. The adoption did not have any effect on accumulated other comprehensive income.

For derivative financial instruments designated and that qualify as fair value hedges, changes in the fair value of the derivative financial instrument and the hedged item are recognized currently in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheet. If the derivative financial instrument in a subsequent period is no longer designated or no longer qualifies as a fair value hedge, then the changes in fair value of the hedged item are not recognized in income. The previous changes in fair value that have been recorded as an adjustment to the carrying amount of the hedged item are generally amortized to earnings as the hedged item affects earnings.

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the effective portion of the derivative financial instrument’s fair value are recorded in accumulated other comprehensive income in the balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the income statement as a component of financial income/expense. If the hedged item was a forecasted transaction that is subsequently not expected to or will not occur, then the derivative financial instrument would no longer qualify as a cash flow hedge. As a result, fair value changes that were previously recorded in accumulated other comprehensive income are immediately recognized in earnings as a component of financial income/expense. In all other instances, when a derivative financial instrument ceases to be designated or to qualify as a cash flow hedge, the previously recorded changes in fair value remain in accumulated other comprehensive income until the hedged item affects earnings.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized currently in income as a component of financial income/expense.

Prior to January 1, 2001, gains and losses on derivative financial instruments related to qualifying accounting hedges of existing assets or liabilities, firm commitments or anticipated transactions were deferred and were recognized in income or adjustments of carrying amounts when the hedged transaction occurred. Gains and losses on derivative financial instruments that did not qualify as accounting

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

hedges were recognized currently in other financial income/expense. For interest rate swaps, the differential to be paid or received was accrued as interest rates changed and was recognized over the life of the agreements in interest expense.

Revenue recognition

Revenue is recognized upon shipment of goods to customers. Provisions for discounts and rebates to customers and returns and other adjustments are provided for in the same period the related sales are recorded.

Income taxes

Provision for income taxes has been determined using the asset and liability approach and consists of income taxes paid or payable plus the change in deferred taxes for the current year. Deferred taxes represent the estimated future tax consequences of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Provision has been made for income taxes on the earnings of foreign operations that are expected to be remitted to the parent company. No accruals are made for unremitted earnings of operations that are intended to be reinvested indefinitely or that can be remitted substantially free of tax. The provision for income taxes also includes income taxes from earnings of equity affiliates.

Environmental compliance and expenditures

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Environmental operations and maintenance as well as remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The estimated liability is not discounted or reduced for any potential insurance recoveries. Actual costs to be incurred at identified sites in future periods may vary from the estimates given the inherent uncertainties in evaluating environmental exposures.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company.

New accounting standards
 Business combinations

In July 2001, the FASB issued SFAS No. 141 “Business Combinations”. SFAS No. 141 requires that all business combinations completed after June 30, 2001, be accounted for under the purchase method of accounting. Use of the pooling-of-interests method (also known as the “uniting of interest method”) is no longer permitted. The new standard requires the recording, as a separate asset apart from goodwill, of all intangible assets that can be identified and named if the intangible asset meets the criteria as defined in SFAS No. 141. In addition, the disclosure requirements related to business combinations have been expanded to include, for material business combinations, the disclosure of the reason for the acquisition and the allocation of the purchase price paid to the assets and liabilities assumed by major balance sheet caption. The adoption of this standard did not have any effect on the Company’s results of operations and financial position in either 2002 or 2001.

Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt this new standard as of January 1, 2003, and does not expect the adoption to have a material effect on its results of operations and financial position.

Accounting for the impairment or disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model to be used for long-lived assets to be disposed of by sale or otherwise, whether previously held and used or newly acquired, and broadens the presentations of discontinued operations to include disposal transactions below the reportable segment level, if certain criteria are met. The Company as required adopted this standard as of January 1, 2002. The adoption did not have an effect on the Company’s 2002 results of operations and financial position.

Rescission of FASB Statements No. 4, 44, and 64, amendment of SFAS No. 13, and technical corrections

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”.

The rescission of SFAS No. 4 and SFAS No. 64 eliminates the requirement to report material gains and losses from the extinguishment of debt as an extraordinary item in the statement of income that are not unusual or infrequent in nature. The rescission of SFAS No. 44 does not impact the Company. The Company is required to adopt the provisions of these rescissions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

The amendment to SFAS No. 13 “Accounting for Leases” eliminated an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company is required to and has adopted these provisions for transactions occurring after May 15, 2002. There was no impact on the Company’s results of operations and financial position upon adoption.

Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt these provisions as of January 1, 2003 and does not expect the adoption to have a material effect on the results of its operations and financial position.

Accounting for costs associated with exit or disposal activities In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” which addresses the accounting for restructuring and similar costs. This standard supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard requires that a liability associated with an exit activity that does not involve a newly acquired company in a business combination, or a disposal activity covered by SFAS No. 144, be recognized when the liability is incurred instead of recognizing the liability at the date of a company’s commitment to an exit plan, as was required under EITF Issue No. 94-3. The statement establishes that the fair value of the liability is the objective for initial measurement of the liability and requires that the liability be updated for any changes in its fair value each reporting period. With respect to one-time employee termination costs, SFAS No. 148 changed the accounting in situations where the employee to be terminated is required to render service between the notification date of their termination and the date the employee will be terminated in order to receive any termination benefits. For these situations when the required post-notification service period extends beyond the minimum retention period required by local law, the fair value liability will be amortized over the service period. The Company is required to adopt this new standard for any exit or disposal activities that are initiated after December 31, 2002. The impact of the adoption of SFAS No. 146 on the Company’s future financial position or results of operations will depend upon the timing of and facts underlying any future exit or disposal activities.

Accounting and disclosure for guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN No. 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company is required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not anticipate the adoption to have a material effect on the Company’s financial position or results of operations. The disclosure requirements are required to and have been adopted by the Company as of December 31, 2002 (see Note 22).

Stock based compensation

Effective January 1, 2003, the Company will adopt the fair value method of accounting for stock option plans as defined in SFAS No. 123 “Accounting for Stock-Based Compensation.” As a consequence, future employee stock option grants and other stock based compensation plans will be recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The FASB has issued, in December 2002, SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123” that allows companies adopting the fair value method permitted under SFAS No. 123 to choose from three alternative transition methods. The Company has elected to adopt the modified prospective method that recognizes stock based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The ultimate impact on the future years’ results of operations and financial position will depend upon the level of stock based compensation granted in future years. Assuming no additional stock based compensation grants are made in 2003 and no additional forfeitures of outstanding unvested grants, the Company estimates the additional compensation expense associated with its current outstanding awards will be CHF 5 million in 2003, CHF 3 million after tax, and CHF 1 million in 2004, CHF 0.6 million after tax. SFAS No. 148 also amends certain annual disclosure provisions of SFAS No. 123. The Company has adopted these disclosure requirements in 2002, as permitted in accordance with the statement. SFAS No. 148 also requires the disclosure in interim financial statements the pro forma net income and earnings per share determined as if the Company had used the fair value method of accounting for its stock based compensation plans in accordance with the fair value method for all periods for which it has not been applied. Previously this pro forma disclosure was only required for annual financial statements. For the pro forma net income and earnings per share of the Company for 2002 and 2001 determined as if the Company had used the fair value method of accounting for its stock based compensation plans, see Note 18.

In 2002 and prior years, the Company has applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

Reclassifications

In accordance with the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets”, effective January 1, 2002, the Company was required to present goodwill as a separate line item on the Consolidated Balance Sheet. Previously the Company had presented goodwill and other intangible assets together on a single line on the Consolidated Balance Sheet. In addition, certain reclassifications were made to separately report amortization of goodwill and amortization of other intangible assets in the Consolidated Statements of Income. The amounts reported for 2001 have been reclassified to conform to the 2002 presentation.

Beginning in 2002, minority interest is no longer reported as a component of “financial expense, net” and is reported separately on the Consolidated Statements of Income. On the Consolidated Balance Sheets, minority interest is no longer classified with liabilities, but rather presented as a separate line after total liabilities and before shareholders’ equity. Reclassifications have been made to the 2001 Consolidated Balance Sheet and the 2001 Consolidated Statement of Income to conform to the 2002 presentations.

Certain other reclassifications to the 2001 financial statements and related footnote amounts have been made to conform with the 2002 presentation.

2.     Exchange rates of principal currencies

			Statement of income		Balance sheet
			average rates		year-end rates

			2002	2001	2002	2001

1	U.S. Dollar	(USD)	1.56	1.68	1.43	1.63

1	Britsh pound	(GBP)	2.34	2.43	2.28	2.37

1	Euro(1)	(EUR)	1.47	1.51	1.46	1.47

100	Japanese yen	(JPY)	1.24	1.39	1.18	1.28

(1)	Effective January 1, 2001 the Company’s subsidiaries in the twelve countries, that adopted the euro, converted their transaction systems and their reporting currency to the euro.

Ciba Specialty Chemicals

Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

3. Acquisitions and divestitures

Minor acquisitions and divestitures

In May 2002, the Company purchased Melapur B.V. (“Melapur”) from DSM N.V. for a total purchase price of approximately CHF 22 million (euro 15 million). Melapur is a provider of halogen-free melamine-based flame retardants. If the Melapur business reaches certain sales milestones over the next three years, additional purchase consideration of up to CHF 5 million (euro 3.5 million) will be paid to DSM N.V. The resulting other intangible assets are being amortized over a weighted average of 12 years. The results of operations for Melapur have been included in the Company’s statement of income from the date of acquisition. The business acquired will expand the range of flame retardants of the Plastic Additives Segment.

In June 2001, the Company completed the acquisition of EFKA Additives B.V. (“EFKA”), a manufacturer of additives for the coatings and inks industries, for a total purchase price of approximately CHF 65 million. The acquisition was accounted for under the purchase method of accounting with the resulting intangibles being amortized over a weighted average of 11 years. The results of operations for EFKA have been included in the Company’s statement of income from the date of acquisition. The business acquired will expand the service element and the high added value products for the Coating Effects Segment.

In March 2001, the Company sold its 50 percent interest in TFL Ledertechnik GmbH & Co. KG for net proceeds of CHF 62 million. The net proceeds received approximated the carrying value of the investment at the date of sale.

4. Accounts receivable

	2002	2001

Accounts receivable	1 110	1 186

Allowance for doubtful accounts	(96)	(120)

Total	1 014	1 066

The allowance for doubtful accounts decreased by CHF 24 million in 2002 compared to 2001. This decrease includes a CHF 23 million reclassification to accrued liabilities for provisions that did not relate to accounts receivable (see Note 23).

5. Inventories

	2002	2001

Raw materials	180	180

Work in process and finished goods	1 324	1 412

Allowance for obsolete and slow moving inventory	(58)	(66)

Total	1 446	1 526

6. Property, plant and equipment

			Machinery
			and	Construction
	Land	Buildings	equipment	in progress	Total	Total
	2002	2002	2002	2002	2002	2001

Cost at January 1,	123	1 923	5 842	154	8 042	8 098

Additions	0	1	65	184	250	259

Retirements/disposals	(1)	(4)	(92)	(4)	(101)	(146)

Changes in consolidation scope	0	0	1	0	1	44

Currency adjustments	(7)	(104)	(348)	(7)	(466)	(211)

Other	(1)	28	117	(170)	(26)	(2)

Cost at December 31,	114	1 844	5 585	157	7 700	8 042

Accumulated depreciation at January 1,		(893)	(3 584)		(4 477)	(4 311)

Depreciation		(55)	(297)		(352)	(377)

Accumulated depreciation on retirements/disposals		3	75		78	109

Changes in consolidation scope		0	0		0	0

Currency adjustments		38	196		234	111

Other		0	13		13	(9)

Accumulated depreciation at December 31,		(907)	(3 597)		(4 504)	(4 477)

Net book value at December 31,	114	937	1 988	157	3 196	3 565

The insurance value of the property, plant and equipment was approximately CHF 10 325 million at December 31, 2002 and CHF 10 804 million at December 31, 2001.

7. Goodwill

Changes in the carrying amount of goodwill by Segment from December 31, 2001 to December 31, 2002 were as follows:

				Foreign Currency
	Dec. 31, 2001	Reclass to	Dec. 31, 2001	Translation	Other	Dec. 31,
	As reported	segments	Reclassified	Adjustments	Changes(1)	2002

Plastic Additives	20	0	20	(3)	4	21

Coating Effects	70	128	198	(9)	0	189

Water & Paper Treatment	7	984	991	(34)	15	972

Textile Effects	0	166	166	(6)	0	160

Home & Personal Care	1	41	42	(2)	0	40

Corporate	1 319	(1 319)	0	0	0	0

Total	1 417	0	1 417	(54)	19	1 382

(1)	Other changes represents a reclassification from other intangible assets and minor acquisitions.

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Ciba Specialty Chemicals
Financial Review 2002

Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)

8. Other intangible assets

Other intangible assets by major class consist of the following:

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2002	value	amortization	value

Developed technology and know-how	763	(125)	638

Patents	37	(6)	31

Trademarks and tradenames	3	0	3

Minimum pension liability – intangible asset	19	–	19

Other	4	(1)	3

Total	826	(132)	694

	Gross		Net
	carrying	Accumulated	carrying
December 31, 2001	value	amortization	value

Developed technology and know-how	774	(103)	671

Patents	36	(3)	33

Trademarks and tradenames	2	0	2

Minimum pension liability – intangible asset	22	–	22

Other	2	0	2

Total	836	(106)	730

For 2002, amortization of other intangible assets amounted to CHF 33 million (2001: CHF 31 million). Based on the other intangible assets values at December 31, 2002, the estimated future annual other intangible assets amortization expense is expected to be as follows: 2003: CHF 33 million, 2004: CHF 32 million, 2005: CHF 32 million, 2006: CHF 32 million, 2007: CHF 31 million, 2008 and thereafter CHF 515 million.

9. Financial investments and instruments

Fair value of financial investments and instruments

The fair value of financial investments and instruments is the price at which one party would assume the rights and duties of another party. Fair values of financial investments and instruments have been determined with reference to available market information at the balance sheet date and when such information is not readily available using valuation methodologies as described below. Considering the variability of their value-determining factors, the fair values used for financial reporting purposes may not be indicative of the amounts that the Company could realize under current market conditions.

Financial assets and liabilities with book values approximating fair market value due to their short-term nature include cash and cash equivalents, accounts receivable, accounts payable and short-term debt.

The fair value of short-term investments is estimated using quoted market prices.

The fair value of publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. The book value and fair value of the Company’s long-term debt is as follows:

		2002		2001

	Book	Fair	Book	Fair
	value	value	value	value

Long-term debt, including current portion	3 542	3 601	3 680	3 675

The fair value of financial investments for which quoted market prices are available are based on such market prices. Financial investments for which quoted market prices do not exist and where it is not practical to estimate fair value are reflected at their book value. Investments in unconsolidated companies are reported at fair value with the unrealized gains and losses reported in accumulated other comprehensive income. For investments in equity affiliates, there are no quoted market prices available.

Financial investments

	2002	2001

Investments in equity affiliates	147	157

Investments in unconsolidated companies	25	36

Total financial investments	172	193

At December 31, 2002, the cumulative unrealized gain/(loss), before tax on investments in unconsolidated companies, which is recorded in accumulated other comprehensive income, was CHF 0 million and at December 31, 2001, was an unrealized loss of CHF 37 million. These unrealized losses were the result of market weakness in the industry segments in which these companies participate. In management’s opinion, this situation in 2001 was temporary.

In 2002, the decline in the market values below the Company’s cost basis in its financial investments in unconsolidated companies, primarily the Company’s investment in Hexcel Corporation, was in management’s opinion no longer deemed to be temporary. As a result, a loss was realized in the Consolidated Statement of Income of CHF 38 million (CHF 23 million, net of tax).

The most significant of the Company’s investments in equity affiliates are CIMO Compagnie Industrielle de Monthey SA (50 percent) and Daihan Swiss Chemical Corp. (50 percent), both of which have maintained the same level of investment in 2002 and 2001. In March 2001, the Company sold its 50 percent investment in TFL Ledertechnik GmbH & Co. KG (see Note 3). Effective January 1, 2001, the Company acquired a controlling interest in Musashino-Geigy Co. Ltd increasing its holdings from 50 percent to 60 percent.

The following table presents summarized financial information on a 100 percent basis for the companies accounted for as investments in equity affiliates as of December 31, 2002 and 2001.

	2002	2001

Sales	152	213

Income before taxes	21	16

Net income	16	11

Total assets	136	161

Shareholders’ equity	280	293

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

The income from earnings of equity affiliates of CHF 6 million (CHF 8 million in 2001) are shown before taxes as a separate line item in the operating income section of the Consolidated Statements of Income. The related income tax provision of CHF 2 million (CHF 3 million in 2001) is included in the Company’s provision for income taxes.

Derivative financial instruments

The Company enters into derivative financial instruments in the ordinary course of business to mitigate its exposure to adverse changes in foreign exchange rates and to manage its interest rate exposures. Various risk exposures, arising from existing assets and liabilities, from future transactions in which the Company is firmly committed and from future anticipated transactions, are assessed and managed centrally by the Company’s treasury function based on the Company’s aggregate exposure. Under the Company’s written hedging policy, treasury management continuously monitors and reports the results of its risk management programs to senior management and may choose to partially or fully hedge exposures. The Company’s risk management policies do not permit the utilization of financial instruments for speculative or trading purposes.

The Company has procedures to monitor the credit exposure amounts and manages exposure to counter-party credit risk through specific minimum credit standards and diversification of counter-parties. The counter-parties to financial instruments are financial institutions with a minimum ‘A’ credit rating or its equivalent and with significant experience with such instruments.

Foreign currency risk management

A substantial portion of the Company’s cash flows is denominated in foreign currencies. The Company collects global expected cash flows information on a monthly basis and, based on these cash flows, prepares a consolidated exposure forecast by currency and determines to what extent these consolidated currency exposures will be hedged. To hedge the balance sheet and income exposure associated with diminution in value of foreign currency cash flows (principally U.S. dollars, euro, British pounds, Australian dollars and Japanese yen), the Company primarily utilizes foreign currency forwards and swaps as well as options, which generally expire within twelve months. In order to lower the overall hedging costs, the Company may issue derivatives on existing or future positions.

Generally, the Company does not designate foreign exchange contracts as accounting hedges. For specific anticipated transactions, the Company may designate the foreign exchange contract as a cash flow hedge. For specific firm purchase or sale commitments or for recognized foreign currency denominated assets and liabilities, the Company may designate the foreign exchange contract as a fair value hedge.

Interest rate risk management

The Company is exposed to market risks due to fluctuating interest rates primarily through its borrowing activities and to a lesser extent through its investments. The Company issues debt, using the most efficient capital markets and products to fund its working capital and investment needs, which can result in a currency or interest rate mismatch with the underlying assets. Most short-term borrowings are in foreign currencies and floating interest rate instruments, whereas the majority of long-term borrowings are in fixed interest rate instruments. The Company manages its ratio of fixed to floating interest rate with financial instruments and the objective of achieving a mix which is appropriate both in terms of risk and cost. To manage this mix effectively, the Company selectively enters into interest rate swaps and forward rate agreements, in which it agrees to exchange various combinations of fixed and variable interest rates based on agreed-upon nominal amounts.

Interest rate swaps that qualify and are designated as a hedge against the change in the fair value of the Company’s fixed-rate debt obligations are recorded as fair value hedges. Interest rate swaps and forward rate agreements that qualify and are designated as a hedge against the variability of cash flows associated with Company’s variable-rate long-term debt are recorded as cash flow hedges.

Information with respect to fair value hedges

In 2002, the Company recorded a net gain of CHF 1 million (2001: a net gain of CHF 6 million) for hedging ineffectiveness in “Other financial expense, net” in the Consolidated Statements of Income.

Information with respect to cash flow hedges

The Company has entered into natural gas forward contracts that are designated as cash flow hedges of price risk related to a portion of the Company’s forecasted natural gas purchases in the United States. The Company used natural gas forward contracts to minimize its exposure to increases in natural gas prices in 2002 and in 2001. At December 31, 2002, the Company had open forward contracts with maturity dates ranging from January 2003 to September 2003.

At December 31, 2002, the fair value of open natural gas forward contracts was an unrealized gain of CHF 1.7 million, before taxes (2001: CHF 0 million) recorded in other comprehensive income. If this amount were to be realized, all of it would be reclassified into cost of goods sold during the next twelve months. During 2002, both realized gains and losses recorded in cost of goods sold and hedge ineffectiveness were not significant.

10. Other assets

	2002	2001

Prepaid pension costs	699	640

Deferred taxes	183	168

Loans to third parties and equity affiliates	86	80

Other	66	98

Total	1 034	986

11. Accruals and other current liabilities

	2002	2001

Payroll and employee benefits	208	166

Environmental remediation and compliance	33	31

Restructuring	141	180

Retirement and postemployment benefits	27	33

Deferred income taxes	84	115

Other	449	565

Total	942	1 090

Restructuring includes CHF 141 million (2001: CHF 168 million) for accrued separation costs related to the divestment of the Performance Polymers business. The change in the accrued separation costs and transaction taxes for the Performance Polymers business reflects amounts utilized and currency adjustments. In 2001, restructuring also included CHF 12 million for prior years’ restructuring programs (see Note 12).

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Ciba Specialty Chemicals
Financial Review 2002

Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)

12. Restructuring and special charges

Prior year programs

The restructuring accrual at January 1, 2002 relates to the 2000 restructuring projects, announced in the second half of 2000. These programs comprised primarily the restructuring of certain operations of the Water & Paper Treatment segment in the United States (mainly relating to the closure of a manufacturing facility), the reorganization of the Company’s administration functions in Southern Europe and the reduction of personnel, principally at a Plastic Additives and Home & Personal Care manufacturing facility in the United States. Severance costs incurred in 2000 relate to the elimination of approximately 238 full-time equivalents (“FTEs”) in the United States and Southern Europe, principally in the administration, sales and marketing functions and, in addition, the manufacturing functions in the United States. The terminations and costs related to these restructuring programs were completed during 2002.

In 2001, the Company implemented a program (“Fit For Growth!”) that aligned the Company’s operational activities with its customers’ industries. This new structure was designed to bring the Company’s businesses closer to its customers and allows for a greater focus on providing not just products, but total integrated solutions. This program resulted in the establishment of five business segments, a Chief Technology Officer at the Executive Committee level and a new, cross-segment Research and Technology Board, which was formed to leverage the Company’s existing technological core competencies and to identify new technology platforms for future growth. The “Fit for Growth!” program was also designed to speed up decision-making by eliminating the former divisional layer, as well as to improve efficiency by harmonizing several support areas. The major initiatives in these efficiency projects are the merging of the existing three supply chains into one coordinated global supply chain system, the rationalization of Information Technology support structures and infrastructure and the reduction of personnel in the Water & Paper Treatment Segment as part of the strategy to streamline operations, improve profitability and grow the business.

In 2001, under the “Fit For Growth!” program, the Company eliminated 262 full-time equivalents (“FTEs”) under severance programs. The total cost of these severances was approximately CHF 33 million. The Company also released to income excess restructuring provisions of CHF 8 million and special charges provisions of CHF 25 million that were established in prior years.

The costs and activity associated with the prior year restructuring programs are summarized below:

	Severance	Other
2002	costs	costs	Total

January 1,	5	7	12

Amounts utilized(1)	(5)	(7)	(12)

December 31,	0	0	0

(1)	Includes currency adjustments.

	Severance	Other
2001	costs	costs	Total

January 1,	30	22	52

Amounts utilized(1)	(25)	(15)	(40)

December 31,	5	7	12

(1)	Includes currency adjustments and a release of excess reserves of CHF 8 milion.

13. Short-term debt

	2002	2001

Bank overdrafts	38	31

Loans	102	122

Commercial paper	5	4

Other	153	157

Current portion of long-term debt	1 198	2

Total	1 496	316

The Company’s principle commercial paper programs are in the United States and provide for short-term borrowings up to USD 1 000 million. At December 31, 2001 and 2002, no amounts were outstanding. The programs were secured by a USD 50 million standby credit facility through December 31, 2002, when the standby letter of credit expired.

The Company maintained a multicurrency revolving loan facility. The facility expired on July 11, 2002. At December 31, 2001, the available commitments under this facility were CHF 400 million, all of which were unused. A commitment fee of 0.10 percent per annum was paid on the average unused facility. The facility bore interest at London Interbank Offered Rate (LIBOR) plus 21.5 basis points.

The weighted average interest rate for short-term debt (excluding current portion of long-term debt) calculated at December 31, 2002 was 4.9 percent and at December 31, 2001 was 6.3 percent. Unused short-term credit lines totaled approximately CHF 753 million at December 31, 2002 and approximately CHF 1 040 million at December 31, 2001.

14. Long-term debt

	2002	2001

Bonds and Euro Medium-Term Notes	2 583	2 585

Convertible bonds	889	1 005

Amounts owed to credit institutions	5	11

Other long-term debt	65	79

Total	3 542	3 680

Less: current portion of long-term debt	1 198	2

Total long-term debt	2 344	3 678

Bonds and Euro
Medium-Term Notes		2002	2001

CHF 1 000	3.25% Straight Bonds, principal due 2008	1 065	982

CHF 300	3.25% Straight Bonds, principal due 2009	303	303

USD 178	U.S. pollution control and industrial
	development bonds, principal due
	between 2008 and 2028
	(weighted average interest rate of 3.03%)	256	291

Total Bonds		1 624	1 576

USD 175	6.125% Euro Medium-Term Note,
	principal due 2003	247	277

EUR 114(1)	4.875% Euro Medium-Term Note,
	principal due 2005	168	169

GBP 243	6.50% Euro Medium-Term Note,
	principal due 2013	544	563

Total Euro Medium-Term Notes		959	1 009
Total Bonds and Euro Medium-Term Notes		2 583	2 585

(1)	The underlying note is denominated in German Marks (DEM 223).

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Ciba Specialty Chemicals
Financial Review 2002

(in millions of Swiss francs, except share and per share data)

The Company maintains a Euro Medium-Term Note program, under which the Company may issue up to USD 2 000 million multicurrency unsecured, unsubordinated notes with a minimum maturity of one month and at fixed, floating or indexed interest rates.

In July 1998, the Company issued USD 687 million unsecured, unsubordinated convertible bonds, due 2003, with a 1.25 percent fixed interest rate. The bonds are convertible into the Company’s common stock from September 2, 1998 to July 10, 2003 at a conversion price of CHF 254.14 per share, the conversion price being subject to the usual adjustments. In 2001, the Company repurchased approximately CHF 91 million (USD 59 million) of these bonds. The Company had 3 461 399 shares of treasury stock reserved for the potential conversion in 2001, and none in 2002.

The annual maturities of long-term debt outstanding at December 31, 2002 are as follows: 2003 CHF 1 208 million; 2004 CHF 1 million; 2005 CHF 168 million; 2006 CHF 1 million; 2007 CHF 1 million; 2008 and thereafter CHF 2 113 million.

15. Income taxes

Income from continuing operations before income taxes and minority interest consists of the following:

	2002	2001

Switzerland	258	319

Foreign	315	249

Total income from continuing operations before income taxes and minority interest	573	568

The provision for income taxes in 2002 and 2001 from continuing operations consists of the following:

	2002	2001

Switzerland	62	34

Foreign	42	57

Total current provision	104	91

Switzerland	3	35

Foreign	45	49

Total deferred provision	48	84

Share of taxes from earnings of equity affiliates	2	3

Total provision for income taxes	154	178

The Company is incorporated in Switzerland but operates in numerous countries with differing tax laws and rates. The income before income taxes and provision for income taxes are generated primarily outside of Switzerland. Therefore, the weighted average expected tax rate (computed by multiplying the statutory rate applicable to each local subsidiary’s income or loss) may vary between periods reflecting the income or losses generated in each country. The main factors causing the effective tax rate to differ from the expected tax rate are:

	2002	2001

	%	%

Expected tax rate	30	30

Non-deductible items	2	7

Tax free income	(2)	(2)

Income taxed at reduced rates	(3)	(3)

Changes in valuation allowance	0	1

Other	0	(1)

Effective tax rate	27	32

“Non-deductible items” includes the tax effect of amortization of other intangible assets in 2002 and in 2001 additionally the effect of amortization of goodwill.

In 2002, “Other” includes approximately 4 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes.

In 2001, “Other” includes approximately 3 percent for the effect of a tax payment in Italy (the “Imposta Sostitutiva”) that permitted the future tax deductibility of Prochimica s.r.l.’s goodwill amortization, 3 percent for tax adjustments, offset by (4) percent reflecting the effect of certain taxable expenses in one of the Company’s subsidiaries that was not recognized for financial reporting purposes.

In 2001, the change in valuation allowance is primarily the result of not recognizing the full benefit from loss carryforwards in certain tax jurisdictions as their realization was not certain.

The significant components of activities that gave rise to deferred tax assets and liabilities on the balance sheet at December 31, 2002 and 2001, were as follows:

Deferred tax assets	2002	2001

Pensions and other employee compensation	120	104

Inventory	32	44

Restructuring and special charges	26	22

Environmental reserves	186	241

Tax loss carryforwards	181	170

Other	34	45

Gross deferred tax assets	579	626

Valuation allowance	(131)	(146)

Net deferred tax assets	448	480

Deferred tax liabilities
Property, plant and equipment	(398)	(429)

Other	(193)	(186)

Gross deferred tax liabilities	(591)	(615)

Net deferred tax liabilities	(143)	(135)

Included in
Prepaid and other current assets	144	191

Other assets	183	168

Accruals and other current liabilities	(84)	(115)

Deferred income taxes	(386)	(379)

Net deferred tax liabilities	(143)	(135)

In management’s opinion the majority of deferred tax assets will be realized because of the depletion of certain significant tax deductions and anticipated future taxable income resulting from the Company’s operations. Valuation allowances have been established for certain tax loss carryforwards and certain long-term deferred tax assets of the Company.

For tax return purposes, the Company has available tax loss carryforwards of approximately CHF 500 million, of which CHF 71 million will expire in the next five years and CHF 325 million will expire between five and twenty years. The remaining carryforwards do not expire.

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Ciba Specialty Chemicals
Financial Review 2002

Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)

At December 31, 2002, unremitted earnings of subsidiaries outside of Switzerland of approximately CHF 340 million were deemed to be permanently invested. No deferred tax liability has been recognized with regard to the remittance of such earnings as it is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to Switzerland.

16. Other liabilities

	2002	2001

Environmental remediation and compliance	581	717

Retirement and postemployment benefits	679	625

Other	277	346

Total	1 537	1 688

The environmental remediation and compliance accrual, including the current portion, decreased by CHF 134 million as a result, of a CHF 82 million usage of the accrual in 2002 (see Note 22) and a CHF 52 million reduction related to currrency effects.

17. Shareholders’ equity

On April 20, 1998 the Company’s shareholders approved the creation of authorized and conditional capital of the Company. The approval allows for the issuance of a maximum of 10 million registered shares with a par value of CHF 9 per share (2001:10 CHF per share). While 2 million shares are reserved for employee stock option plans, 4 million are primarily reserved for an issuance under future convertible bonds and similar debt instruments. After a re-approval by the shareholders due to requirements of Swiss law, another 4 million shares may also be issued until March 22, 2004 without any restriction.

According to the Swiss Code of Obligations, the Company may under certain conditions, as defined, acquire up to 10 percent of its own shares. Within this limit, the Company intends to acquire up to 5 percent of its shares to cover future demands under its various stock based compensation plans (see Note 18).

At the Company’s Annual General Meeting held on March 22, 2002, the shareholders voted in favor of the proposal made by the Board of Directors to pay to the Company’s shareholders a dividend of CHF 2 per share, based on 2001 results and a capital reduction of CHF 1 per share. The capital reduction payment was in the form of a reduction in the nominal value of each common share from CHF 10 per share to CHF 9 per share. The Company paid the dividend on March 27, 2002, which totaled CHF 134 million (2001: CHF 132 million paid on March 28, 2001, based on 2000 results). The capital reduction was paid on June 28, 2002, which totaled CHF 69 million.

The Company sold 4 970 437 shares in 2002 (1 929 453 shares in 2001) of treasury stock at market prices. In addition, in 2002, the Company purchased 2 174 577 shares of treasury stock (2001: 1 855 966 shares of treasury stock) at market prices. At December 31, 2002, the Company held 3 192 087 of treasury shares (2001: 5 987 947 treasury shares).

The Company designated a total of 1 978 567 shares in 2002 (5 278 224 shares in 2001) of its treasury stock as reserved shares primarily for satisfaction of future share requirements under its various outstanding employee stock option plans and in 2001 also for the potential share issuance under its outstanding convertible bonds (see Notes 14 and 18). The remaining 1 213 520 shares in 2002 (709 723 shares in 2001) of treasury stock have been designated as unreserved shares.

The after-tax components of accumulated other comprehensive income are as follows:

	2002	2001

Currency translation adjustment	(285)	(199)

Unrealized gain on cash flow hedges, net of tax	1	0

Unrealized gains/(losses) on available-for-sale securities, net of tax	0	(23)

Minimum pension liability, net of tax	(77)	(19)

Other, net of tax	1	1

Accumulated other comprehensive income	(360)	(240)

The deferred tax effect on the unrealized gains/(losses) on available-for-sale securities is a benefit of CHF 0 million in 2002 (2001: CHF 14 million) and on cash flow hedges an expense of CHF 0.7 million (2001: CHF 0 million). The deferred tax effect on the minimum pension liability adjustment is a deferred tax benefit of CHF 49 million in 2002 (2001: CHF 12 million). The currency translation adjustment is not adjusted for income taxes as it relates primarily to indefinite investments in non-Swiss subsidiaries.

18. Stock based compensation plans

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock Based Compensation,” and applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Descriptions of the terms of the Company’s plans are presented in the following paragraphs.

In 2002, in connection with the capital reduction of CHF 1 per share (see note 17), the Company, in accordance with the terms of its stock option plans, reduced the exercise price of its outstanding stock options (“the capital reduction repricing”). No compensation expense was recorded as a result of the capital reduction repricing. For the Leveraged Executive Asset Plan, which is described below, the capital reduction repricing was set by the investment bank. All exercise prices disclosed herein have been accordingly adjusted.

LEAP – In March 1997, the Company established a one-time Leveraged Executive Asset Plan for key executives and non-executive Board members (participants) to promote share ownership. Under the LEAP, approximately 320 participants were given the opportunity to purchase a total of 288 400 restricted shares of common stock of the Company at a price per share of CHF 110, which was the market price per share on the purchase date. For each share purchased, each participant was granted a right to receive four share options (total 1 153 600) with an exercise price of CHF 110 per share, the market value of the shares at the grant date (after the capital reduction repricing CHF 108.70 per share). The participants will receive the market price increase from the grant date to the exercise date in equivalent shares of the Company’s common stock. The restricted shares were released to the participants on March 15, 2002. The share options became fully vested on March 1, 2000, and may be exercised on the 15th day of any month beginning March 15, 2002 through March 15, 2005, the date the share options expire. As of December 31, 2002 a total of 50 468 share options have been exercised. As a result of terminations from the program, a total of 60 318 options (2001: 58 502 options) have been returned to the Company.

The Company paid a fee of CHF 51 million to a major investment bank to assume the Company’s obligations to the participants under the LEAP,

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Ciba Specialty Chemicals
Financial Review 2002

(in millions of Swiss francs, except share and per share data)

including supplying all necessary equivalent shares of the Company’s stock to the participants of the LEAP when they are due and for administering the plan. Even if the cost of supplying the shares exceeds the fee paid by the Company of CHF 51 million, the investment bank will supply all necessary shares and the Company will not be required to issue any additional shares. Therefore, independent of the prevailing future share price, the total cost of the LEAP program to the Company will be the CHF 51 million fee that was paid. Compensation expense was recognized as this fee was amortized ratably over the three year vesting period through March 1, 2000.

CAPS – In 1997, the Company established a Capital Appreciation Performance Share Plan for key executives and non-executive Board members (participants). In accordance with the CAPS, participants were granted rights to receive one share of common stock of the Company for each right granted in the event that the closing share price on any seven days up to August 31, 2001, the date the share option expires, equaled or exceeded CHF 264 per share (which was double the price at the initial grant date in August 1997). Under the program a total of 5 participants were granted 8 192 rights in 1998 and 333 participants were granted 342 572 rights in 1997. As the conditions of the CAPS were not met by August 31, 2001, all share options under this program expired unexercised. No compensation expense was ever recorded under this plan as the target price was never reached.

LTIP – In 1998, the Company established a Long-Term Incentive Plan which grants options and, beginning in 2000, also include grants of restricted shares of common stock of the Company to senior management, other key employees and non-executive Board members. For grants of options made to participants other than those in the United States, vesting is at the date of grant and the right to exercise is restricted for three years following the grant date. For grants of options made to participants in the United States, vesting and the right to exercise is over three years. The options expire either five years or ten years after the date of grant. In 2002 and 2001, no compensation expense was recorded for the options issued under this plan.

The following table summarizes option activity under the LTIP during 2002 and 2001:

	Weighted average	Options
	exercise price	outstanding

Balance at December 31, 2000	123.81	1 299 900

Options granted	111.07	461 444

Options issued on conversion of stock appreciation rights	163.70	60 799

Options canceled/forfeited	114.61	(43 694)

Balance at December 31, 2001	122.09	1 778 449

Options granted	111.09	481 401

Options exercised	110.90	(32 098)

Options canceled/forfeited	113.41	(32 413)

Balance at December 31, 2002	119.97	2 195 339

In January 1998, the Company issued 68 500 stock appreciation rights to certain of its senior managers with an exercise price of CHF 165 which equaled the market value of the common stock at grant date, adjusted to CHF 163.70 after the capital reduction repricing. These rights entitle the participants to receive the appreciation in the common stock’s market value between grant date and exercise date in cash or under certain circumstances in common stock. These rights vest ratably over a three year period and expire after ten years from date of grant. In March 2001, the remaining 60 799 stock appreciation rights under this plan were, according to the provisions of the plan, converted to stock options with an exercise price of CHF 163.70. In 2001, no compensation expense was recognized on the stock appreciation rights.

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2002:

		Stock Options Outstanding		Stock Options Exercisable

			Weighted		Weighted
	Weighted		average		average
	average	Number of	remaining	Number of	remaining
Exercise	exercise price	out-	contrac-	out-	contrac-
price	– outstanding/	standing	tual life	standing	tual life
range	exercisable	options	(in years)	options	(in years)

107.09	110.20/
–114.09	111.12	1 802 321	4.3	636 234	4.1
163.70	163.70/
	163.70	393 018	1.6	393 018	1.6

		2 195 339		1 029 252

In connection with the LTIP 2001, the Company granted 96 729 restricted shares of common stock, which are restricted for three years from the date of grant, to 639 participants. These restricted shares were granted as part of the payment of the 2000 incentive bonus, which was recorded as compensation expense in 2000. The market value of the common stock at date of grant was CHF 112 per share.

In connection with the LTIP 2002, the Company granted 85 128 restricted shares of common stock, which are restricted for three years from the date of grant, to 683 participants. The market value of the common stock at date of grant was CHF 112 per share. Compensation expense of approximately CHF 10 million has been recognized in 2002 related to the grant of these shares.

LEXIP – In April 1998, the Company established a Long-term Executive Incentive Plan in which five participants were given the right to purchase 6 007 shares of common stock at the market value at grant date of CHF 183. For each share purchased, four stock options (total 24 028) were granted to the participants. The strike price equals the market value of the shares of common stock at the date of the grant of CHF 183, adjusted to CHF 181.70 after the capital reduction repricing. These options vest after four years and expire after seven years from date of grant. As of December 31, 2002, 12 560 of the stock options have been forfeited. In 2002 and 2001, no compensation expense was recorded under this plan.

ESOP – In 1998, the Company established a plan which enables substantially all employees to annually purchase up to 20 shares of common stock at a price equal to 85 percent of the average market price, as defined as the average closing price of the shares on the Swiss Exchange for 10 trading days prior to the purchase date of the shares, pursuant to the Company’s “Employee Share Ownership Plan”. During 2002, 1 660 employees (2001: 2 279 employees) purchased 29 499 shares (2001: 40 069 shares) for which approximately CHF 3 million (2001: CHF 4 million) was paid to the Company. In 2002 and 2001, no compensation expense was recorded under this plan.

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Ciba Specialty Chemicals
Financial Review 2002

Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)

MAB – In 1998, the Company established a “Mitarbeiterbeteiligungs- plan” (Employee Investment Plan) which grants annually to most employees in Switzerland (as an enhancement to their pension plan arrangements) the right to purchase 20 shares (beginning in 2003, 25 shares) of common stock at CHF 15 per share (so long as the share price is not greater than CHF 200 at which level the Employee Investment Plan price may be adjusted). The rights vest at the grant date and become exercisable at the date of the employees’ retirement or termination.

The following table summarizes rights activity under the MAB during 2002 and 2001:

		Rights
	Exercise price	outstanding

Balance at December 31, 2000	15	232 760

Rights granted	15	86 240

Rights exercised	15	(16 260)

Balance at December 31, 2001	15	302 740

Rights granted	15	86 040

Rights exercised	15	(18 500)

Balance at December 31, 2002	15	370 280

Compensation expense is recorded in the year the rights are granted and, in 2002, CHF 8 million (2001: CHF 8 million) of compensation expense was recorded under this plan.

PSP – In 2001, the Company established a Performance Share Plan (PSP) for selected senior and key management and non-executive Board members (participants). In accordance with the PSP, participants are granted rights to receive shares of common stock of the Company if the performance of the Company, defined and measured as Total Shareholder Return (TSR), during the measurement period under the PSP meets or exceeds specified conditions and the share price of the Company is equal to or higher than the market value of shares at the beginning of the measurement period. The TSR includes three parameters: (i) the change in the share price from the close of the first trading day at the beginning of the measurement period to the share price at the close of the last trading day at the end of the measurement period, expressed as a percentage; (ii) any dividends paid or payable for the measurement period and (iii) any extraordinary returns paid to the shareholders during the measurement period. In 2001, 86 700 rights were granted to 137 participants with a measurement period from January 1, 2001 through December 31, 2003. The share price as of the beginning of the measurement period was CHF 109.25, the market value of the shares on January 3, 2001. The rights vest ratably over a three year period except if a participant voluntarily terminates employment, in which case all rights are forfeited. Each right is entitled to receive from one share up to a maximum of four shares of Company common stock, depending on the Company’s share price and the Company’s TSR ranking within the benchmark group at the end of the measurement period. As a result of terminations from the plan, a total of 1 675 rights (2001: 1 250 rights) have been returned to the Company. As the conditions of the PSP were not met, no compensation expense was recorded under this plan in 2002 and 2001.

Change in control and reserve of shares

Upon a change in control of the Company (defined as 30 percent for LEAP, 33.33 percent other than 1998, which is 50 percent, for LTIP program and 20 percent for PSP, such percentage, in each case, as being a percentage of total voting power. Additionally, for the PSP in a merger where the Company’s shareholders retain less than 50 percent of total voting power or the Company’s board of directors does not maintain a majority of the voting rights in the board of the combined company), the vesting and restriction periods for the plans stated above (if still current) will cease to apply and a cash or share payment for the value of the outstanding plans and related taxes and duties will be due to the participants.

At December 31, 2002, the Company had approximately 2.0 million shares (2001: 1.8 million shares) of treasury stock reserved for issuance under the various stock based compensation plans.

Pro forma disclosure

The pro forma net income and earnings per share for 2002 and 2001 have been determined as if the Company had used the fair value method of accounting for its stock option based compensation plans in accordance with the provisions of SFAS No. 123. No pro forma compensation expense was recorded as a result of the capital reduction repricing. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2002 and 2001, based on the vesting or service period over which the awards are earned.

Year-ended December 31,	2002	2001

Net income, as reported	406	382

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	18	8

Deduct: Stock-based employee compensation expense determined as if the fair value based method was used for all plans, net of related tax effects	(29)	(20)

Pro forma net income	395	370

Earnings per share – basic and diluted:

Basic and diluted – as reported	5.92	5.76

Basic and diluted – pro forma	5.76	5.57

The Company used the Black-Scholes model to value the stock options granted. The weighted-average assumptions used to estimate the fair value of the options included in the pro forma amounts are as follows:

Year-ended December 31,	2002	2001

Expected option lives in years	6.07	7.04

Expected volatility in percentage	23.00	29.93

Risk-free interest rate in percentage	3.23	3.60

Expected dividend yield in percentage	1.81	1.80

Weighted average fair value in CHF	24.05	33.13

19. Retirement benefits

Pension plans

Employees receive and the Company funds pensions and retirement benefits in accordance with the applicable laws and customs in the countries in which the Company operates. The Company has both contributory and non-contributory defined benefit and defined contribution plans.

Defined contribution plans

In countries in which employees are covered by defined contribution plans, employ3er contributions charged to income from continuing operations were CHF 16 million in 2002 and CHF 19 million in 2001.

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Ciba Specialty Chemicals
Financial Review 2002

(in millions of Swiss francs, except share and per share data)

Defined benefit plans

Benefits are generally based on years of service, levels of compensation or stated amounts for each year of service.

The components of net pension and postretirement expense for the Company-sponsored defined benefit plans were:

		Pension	Postretirement
		benefits	benefits

	2002	2001	2002	2001

Major plans
Service cost	95	92	1	1

Interest cost	182	185	5	5

Expected return on plan assets	(230)	(252)	0	0

Amortization of prior service cost	1	0	(1)	(1)

Other (gains), losses and amortization, net	(26)	(38)	(2)	0

Benefit expense (income) major plans	22	(13)	3	5

Other plans	1	2	0	0

Total benefit expense (income)	23	(11)	3	5

For the Company’s major plans, the following table provides a reconciliation of the changes in the benefit obligation, the changes in the fair value of assets, and the funded status of the plans as of December 31, 2002 and 2001:

		Pension	Postretirement
		benefits	benefits

	2002	2001	2002	2001

Benefit obligation, beginning of year	3 532	3 340	67	66

Service cost	95	92	1	1

Interest cost	182	185	5	5

Participant contributions	22	20	2	2

Actuarial (gains) loss	(114)	74	12	1

Plan amendments	2	7	0	0

Benefits paid	(171)	(157)	(9)	(7)

Foreign currency translation	(102)	(65)	(9)	(1)

Other	(3)	36	1	0

Benefit obligation, end of year	3 443	3 532	70	67

Plan assets, beginning of year	3 292	3 939	0	0

Actual return on plan assets	(384)	(505)	0	0

Employer contributions	104	60	6	5

Participant contributions	22	20	2	2

Benefits paid	(171)	(157)	(9)	(7)

Foreign currency translation	(77)	(53)	0	0

Other	3	(12)	1	0

Plan assets, end of year	2 789	3 292	0	0

Funded status	(654)	(240)	(70)	(67)

Unrecognized net (gain) loss	890	415	(7)	(17)

Unrecognized prior service cost	9	(9)	(1)	(8)

Net amount recognized, major plans	245	166	(78)	(92)

Other plans	(14)	(9)	0	0

Total net amount recognized	231	157	(78)	(92)

Certain of the Company’s pension plans have accumulated benefit obligations that exceed plan assets (the “unfunded accumulated benefit obligation”) by CHF 553 million in 2002 (2001: CHF 501 million). The aggregate accumulated benefit obligations of those plans are CHF 871 million in 2002 (2001: CHF 882 million) and the plan assets of those plans are CHF 318 million in 2002 (2001: CHF 381 million). The aggregate benefit obligations of these plans are CHF 958 million in 2002 (2001: CHF 968 million).

The Company is required to recognize an accrued pension liability at least equal to the unfunded accumulated benefit obligation. For pension plans where the accrued pension cost for the plan is less than the unfunded accumulated benefit obligation or a prepaid pension asset has been recognized for these plans, an additional minimum pension liability is required to be recorded.

In certain of the Company’s plans, mainly in the United States, the unfunded accumulated benefit obligations, which amounted to CHF 126 million (2001: CHF 70 million), exceeded the accrued pension costs resulting in the recognition of an additional minimum pension liability of CHF 136 million (2001: CHF 53 million). This additional minimum pension liability has no impact on income as it was offset by recording an intangible asset of CHF 19 million (2001: CHF 22 million) and by reducing shareholders’ equity by CHF 117 million, before taxes (2001: CHF 31 million, before taxes).

The majority of the remaining unfunded plans are in Germany where, in line with local practices, the Company has not funded the pension plans of its German subsidiaries. This results in an accrued benefit liability of approximately CHF 445 million in 2002 (2001: CHF 435 million), which exceeds the unfunded accumulated benefit obligation by CHF 33 million (2001: CHF 35 million).

The amounts recognized in the Consolidated Balance Sheets as of December 31, 2002 and 2001, related to retirement benefits consists of the following:

		Pension	Postretirement
		benefits	benefits

	2002	2001	2002	2001

Prepaid benefit cost(1)	700	650	–	–

Accrued benefit liability(1)	(605)	(546)	(78)	(92)

Minimum pension liability- intangible asset	19	22	–	–

Accumulated other comprehensive income, pre tax	126	31	–	–

Currency adjustments(2)	(9)	–	–	–

Total net amount recognized	231	157	(78)	(92)

(1)	Current and long-term portion

(2)	Currency effect on the prior year additional minimum pension liability

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Ciba Specialty Chemicals
Financial Review 2002

Notes to Consolidated Financial Statements

(in millions of Swiss francs, except share and per share data)

The weighted average key actuarial assumptions used to compute the benefit obligations were as follows:

		Pension	Postretirement
		benefits	benefits

	2002	2001	2002	2001

Discount (interest rate)	5.1%	5.3%	6.9%	7.2%

Rate of increase in compensation levels	2.4%	2.9%	n.a	n.a.

Expected long-term rate of return on plan assets	6.2%	6.5%	n.a	n.a.

The weighted average healthcare cost trend rate is 10.0 percent for 2003 and is assumed to decrease to an ultimate trend rate of 5.0 percent in 2010. A one percent annual increase in the assumed healthcare cost trend rate would increase the 2002 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by approximately CHF 0.4 million. A one percent annual decrease in the assumed healthcare cost trend rate would decrease the 2002 accumulated postretirement benefit obligation by approximately CHF 4 million and the annual postretirement benefit cost by approximately CHF 0.4 million.

At December 31, 2002, the Company’s various pension plans held 86 211 shares (2001: 500 000 shares) with a market value of approximately CHF 8 million (2001: CHF 52 million).

Number of personnel and personnel expenses

The Company employed in its continuing operations 19 007 employees at December 31, 2002 and 19 683 at December 31, 2001. The Company’s salaries and wages, including social charges in its continuing operations, were CHF 1 752 million in 2002 and CHF 1 796 million in 2001.

20. Earnings per share

In 2002 and 2001, there was no difference in basic and diluted earnings per share. In 2002 the basic weighted average number of shares outstanding were 68 549 964 (2001: 66 419 147) and the diluted weighted average number of shares outstanding were 68 575 058 (2001: 66 419 147). In 2002, the difference of 25 094 in the weighted average number of shares outstanding (2001: no difference) for the purposes of computing the diluted earnings per share was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 107.09 and CHF 111.09, as their exercise prices were less than the average market price of the Company’s shares for 2002. For purposes of calculating the basic and diluted earnings per share in 2002 and 2001 there was no required adjustment to the reported income from continuing operations or net income.

The calculation of diluted earnings per share considers the effect of the Company’s outstanding convertible bonds and stock options as further described in the following paragraphs.

Diluted earnings per share assumes (i) that the 1.25 percent convertible bonds, issued in 1998, were converted at the beginning of the year in 2002 and 2001, with related interest and common shares adjusted accordingly, and (ii) that the weighted average shares outstanding were increased by shares issuable upon exercise of those stock options for which the average stock market price exceeded the exercise price, less shares which could have been purchased by the Company with the related proceeds receivable from the exercise of the stock options. These two calculations are not considered in calculating diluted earnings per share if the effect would be antidilutive, that is the diluted earnings per share would be higher than the basic earnings per share.

For the years ended December 31, 2002 and 2001, the calculation of diluted earnings per share excluded the assumed conversion of the 1.25 percent convertible bonds, issued July 1998, due 2003, as their inclusion would have been antidilutive.

The calculation of diluted earnings per share in 2002 excluded 878 036 stock options outstanding with exercise prices between CHF 112.09 and CHF 181.70, in 2001 excluded 1 768 952 stock options outstanding with exercise prices between CHF 108 and CHF 183, as their exercise prices were greater than the average market price of the Company’s shares in the respective years.

21. Related party transactions

Transactions with associated companies

Investments in affiliates of CHF 147 million in 2002 and CHF 157 million in 2001 are included in financial investments and are described in Note 9.

Loans receivable from equity affiliates of CHF 10 million in 2002 and CHF 10 million in 2001 are included in other assets. Included is a loan to CIMO Compagnie Industrielle de Monthey SA, of CHF 10 million in 2002 and 2001, which bears interest at 2 percent in 2002 (2001: 3 percent).

The Company had payables and accrued expenses to equity affiliates of CHF 12 million in 2002 and CHF 11 million in 2001.

22. Commitments and contingencies

Lease Commitments

The Company leases certain facilities under operating leases. The future minimum lease commitments required under fixed term leases are: 2003 CHF 44 million; 2004 CHF 30 million; 2005 CHF 16 million; 2006 CHF 9 million; 2007 CHF 7 million; 2008 and thereafter CHF 7 million. Rental expense amounted to CHF 67 million in 2002 and CHF 74 million in 2001.

Purchase Commitments

The Company has various purchase commitments for materials, supplies and items of permanent investment incident to the ordinary course of business. In the aggregate, these commitments are not in excess of current market prices and reflect normal business operations.

The Company has the option to purchase two leased facilities, the first for CHF 29 million (USD 21 million) in 2003 and the second for CHF 97 million (USD 68 million) in 2005. Should the Company choose not to purchase these facilities it will be liable for any shortfall between the market value of the facilities and the settlement value at the respective lease termination date. The Company currently utilizes these facilities in its business operations and as a result does not anticipate any material losses relating to these purchase options.

Guarantees

In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of December 31, 2002, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 18 million of which CHF 6 million expire in 2003, CHF 10 million expire in 2004 and CHF 2 million expire in 2005.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At December 31, 2002, the Company had issued CHF 34 million of environmental indemnifications

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Ciba Specialty Chemicals
Financial Review 2002

that decrease to CHF 22 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the “Environmental Matters” section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of December 31, 2002, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 13 million (2001: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2001: CHF 1 million).

Contingencies

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

As a result of a dispute over certain agreements with third parties, in the context of the Company’s divestment of the Performance Polymers business in 2000, some third parties initiated arbitration proceedings against the Company. This dispute has been settled and will not have any material adverse effect on the financial position or results of operations of the Company.

In connection with its Toms River, New Jersey site in the United States, the Company was named as a defendant in several actions, most of which were settled in 2002 (see “Environmental Matters” below).

Taxes

In their tax audit of the Company’s operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In management’s opinion, the ultimate outcome of this matter will not have a material adverse effect on the financial position or overall trends in the results of operations of the Company.

Environmental Matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

For outstanding environmental matters that are currently known and estimable by the Company, provisions of approximately CHF 614 million at December 31, 2002 and CHF 748 million at December 31, 2001 have been recorded in the accompanying Consolidated Balance Sheets. The decrease in the provision of CHF 134 million in 2002 compared to 2001 relates to usage of the provisions of CHF 82 million and to foreign currency exchange rate effects of CHF 52 million. The Company’s environmental protection and improvement cash expenditures were approximately CHF 96 million in 2002 (CHF 43 million in 2001), including investments in construction, operations and maintenance and usage of the provision.

In the agreement on the Company’s spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to which business unit allegedly used the site before the Spin-off. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility, unless the Company retains responsibility for any clean-up at such site.

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

At its Toms River, New Jersey remediation site, the Company began implementation of a large bio-remediation project which will take eight to ten years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2000, several actions were filed against the Company’s subsidiary in the United States in New Jersey state court seeking medical monitoring as well as payment of damages for alleged personal injuries and property damage. The Company settled all the medical monitoring and personal injury cases in 2002, the total amount of which was

Ciba Specialty Chemicals
Financial Review 2002

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Notes to Consolidated Financial Statements
(in millions of Swiss francs, except share and per share data)

sufficiently provided for in the Company’s environmental reserve. The case seeking property damages is still in litigation, but the Company does not believe the outcome of this case will have any material adverse impact on its financial position. Following the settlement of the above mentioned personal injury cases, the Company received three additional personal injury claims against its subsidiary in the United States in connection with the Toms River site. No lawsuits, however, have yet been filed with respect to these claims. The Company does not believe these additional claims have merit and does not believe that these additional claims will have any material adverse impact on its financial position.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

In the Basel region several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of December 31, 2002, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

23. Valuation and qualifying accounts and reserves

Allowance for doubtful accounts
For the year ended December 31,	2002	2001

Balance at beginning of year	120	118

Additions (deductions) charged (credited) to cost and expenses, net	31	22

Other, net(1)	(43)	(20)

Currency adjustments	(12)	0

Balance at end of year	96	120

Allowance for obsolete and slow moving inventory
For the year ended December 31,	2002	2001

Balance at beginning of year	66	73

Additions (deductions) charged (credited) to cost and expenses, net	5	5

Other, net(1)	(9)	(13)

Currency adjustments	(4)	1

Balance at end of year	58	66

Deferred income tax valuation allowance
For the year ended December 31,	2002	2001

Balance at beginning of year	146	143

Additions (deductions) charged (credited) to cost and expenses, net	1	3

Other, net(1)	0	0

Currency adjustments	(16)	0

Balance at end of year	131	146

(1) Other, net is primarily additions and deductions applicable to acquisitions and divestitures, amounts written-off and miscellaneous other adjustments and for allowance for doubtful accounts in 2002, also included is a reclassification to accrued liabilities for provisions that did not relate to accounts receivable.

Ciba Specialty Chemicals
Financial Review 2002

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Report of Management

The management of Ciba Specialty Chemicals and its subsidiaries are responsible for the preparation and integrity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts. These management estimates and assumptions are based on management’s best knowledge of current events and actions the Company may undertake in the future as of the date the financial statements are prepared.

Management relies upon established accounting procedures and related systems of internal control to meet its responsibilities to maintain reliable financial records. This effective control structure consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. To assure the effective administration of internal control, management carefully selects and trains the Company’s employees, develops and disseminates written policies and procedures, provides appropriate communication channels, and fosters an environment conducive to the effective functioning of controls. An important element of the internal control systems is the worldwide monitoring performed by the Company’s internal audit group that reports its findings and recommendations for possible improvements to management and the Audit Committee of the Board of Directors.

We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, as well as, to adequately safeguard, verify and maintain accountability of assets.

The Company retains Ernst & Young AG, independent accountants, to examine its financial statements. Their accompanying report is based on an examination conducted in accordance with United States and Switzerland generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Board of Directors exercises their responsibility for these financial statements through its Audit Committee that is composed entirely of independent directors. The Audit Committee meets regularly with the internal auditors, the independent accountants and the Company’s management to discuss audit scope and results, internal control evaluations, and other accounting and financial reporting matters. The internal auditors and independent accountants have access to the Audit Committee without management’s presence.

Armin Meyer
Chairman of the Board and Chief Executive Officer

Michael Jacobi
Chief Financial Officer

Basel, January 17, 2003

Independent Auditors’ Report

Report of the Group Auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As auditors of the Group, we have audited the consolidated financial statements (statement of income, balance sheet, statement of cash flows, statement of shareholders’ equity and notes presented on pages 16 to 38) of Ciba Specialty Chemicals Holding Inc. and its subsidiaries for the year ended December 31, 2002. The prior year corresponding figures were audited by an other auditing firm.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards generally accepted in the United States and in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with United States Generally Accepted Accounting Principles and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd

Eric G. Ohlund	Martin Mattes

Zurich, January 17, 2003

Ciba Specialty Chemicals
Financial Review 2002

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Corporate Governance

1. The Board of Directors and its committees

The Board of Directors of Ciba Specialty Chemicals defines the strategic direction and supervises the overall affairs of the Company, while the implementation of strategies and the day-to-day management is vested in the Executive Committee. The Board also reviews the Company’s key plans and objectives, identifies external risks and opportunities, and initiates required activities.

The Members of the Board are elected by the General Meeting of Shareholders for a term of between one and four years; a re-election is possible. The Company has a staggered board. The Chairman is elected by the Board from its members. A Board Member may tender his or her resignation during the term of his or her office. The Shareholders’ Meeting may vote to remove a Board Member.

The Board continues to commit itself to maintaining the highest standards of integrity and transparency in its governance of the Company. The Board charter reflects recent developments in corporate governance principles including the Swiss Code of Best Practice and the Board believes that it is in compliance with well recognized corporate governance standards, in particular with regard to:

•	A Lead Director having been appointed by the Board who is entitled to convene on his own and chair meetings of the Board

•	Broad supervisory and reviewing powers being held by the Board directly supported by Internal Audit

•	With the exception of the Chairman, the Members of the Board both being non-executive directors and independent from the Company

•	Having Board Committees with a majority of non-executive, independent directors

•	Having an Audit Committee exclusively comprised of outside directors

•	Providing continuous and comprehensive information to Board members including periodic and yearly reports prepared by management on finances, strategies, research and development, production planning and risk management

Topics of the Board in 2002

In 2002, the Board focused on the following key topics besides the overall supervision of the Company’s affairs and the preparation of the annual accounts and the General Meeting of the Shareholders: global production, product stewardship, supply chain, corporate governance including implications of the U.S. Sarbanes-Oxley Act on the Company, performance review of board members, management development, development of the sales and the capital markets, outlook and strategic analysis of the Company’s segments.

The members of the Board of Directors are as follows:

			Year	Year
	Date of		appointed	term
Name	Birth	Nationality	to Board	expires	Significant positions outside the Company

Armin Meyer, Chairman and CEO	July 25, 1949	Swiss	1997	2004	Member of the Board of Directors, Zurich Financial Services, Zurich Member of the Board, CEFIC (European Chemical Industry Council), Brussels
					Member Foundation Board IMD – International Institute for Management Development, Lausanne

Kurt Feller, Vice Chairman, Lead Director	August 31, 1937	Swiss	1999	2003(1)	Chairman of the Board of Directors, Rieter Holding Ltd., Winterthur Chairman of the Board of Directors, Geberit Ltd., Jona Member of the Board of Directors, Scintilla Ltd., Solothurn Member of the Board of Directors, Büro-Furrer Ltd., Zurich

Erwin W. Heri	March 6, 1954	Swiss	1997	2003(1)	Consultant in Finance and Asset Management Member of the Board of Directors, Hilti Ltd., Schaan Chairman of the Board of Trustees, Anlagestiftung Winterthur, Winterthur Member of the Board of Trustees, Publica, Pensionskasse des Bundes, Bern

Gertrud Höhler	January 10, 1941	German	1997	2004	Management Consultant Member of the Board of Directors, Bâloise-Holding, Basel Member of the Board of Directors, Georg Fischer Ltd., Schaffhausen

Jean-Marie Pierre Lehn	Sept. 30, 1939	French	1997	2006	Professor of Chemistry, Nobel Prize Winner Member of the Scientific Advisory Board of Aventis, Strasbourg Member of the Scientific Board of the Novartis Venture Fund, Basel

Peter Littmann	Dec. 21, 1947	German	1997	2006	Chairman and Chief Executive Officer, Brandinsider GmbH, Hamburg Member of the Board of Directors, Compass Ltd. (Bata Shoe Company), Toronto
					Member of the Advisory Board, Nijenrode University, The Netherlands Member of the Harvard University Art Museum’s Visiting Committee, Cambridge, Massachusetts

Uli Sigg	April 29, 1946	Swiss	1999	2003(1)	Chairman of the Board of Directors, Ringier Group Member of the Board, Infront Holding AG

Hans-Ulrich Müller Secretary (not member of the Board)	June 25, 1941	Swiss	1997	–	Member of the Board of SGCI (Schweiz. Gesellschaft für Chemische Industrie), Zurich

(1) At the Company’s Annual General Meeting of Shareholders to be held on March 6, 2003, Messieurs Feller, Heri and Sigg are proposed to be re-elected as Members of the Board for an additional term of four years.

Ciba Specialty Chemicals
Financial Review 2002

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Directors

With the exception of Armin Meyer, who is also CEO of Ciba Specialty Chemicals, all other Board Members are both non-executive directors and independent from the Company.

More biographical details of the Board Members are available at the Company’s website, www.cibasc.com/view.asp?id=1726

None of the non-executive directors has ever been a member of the management of the Company or any of its subsidiaries and none of them has or had a substantial business relationship with the Company or any of its subsidiaries in the last four financial years.

There is no cross-involvement among the boards of directors of the Company and other listed Swiss companies. There are no service contracts between any director and the Company providing for benefits upon termination of employment.

Four standing Board Committees in the areas of audit, finance, human resources and compensation and nomination provide guidance and support to the full Board:

•	Audit Committee: Erwin W. Heri (chairman), Kurt Feller, Uli Sigg
Mission: Evaluates the independence, objectivity and effectiveness of external and internal auditors, approves auditing services to be performed by the external auditors, evaluates business risk assessment, evaluates scope and overall audit plan, assesses the quality of financial accounting and reporting, reviews audit results and monitors compliance with specific laws and regulations governing the preparation and filing of financial statements. The Audit Committee reviews complaints regarding accounting, internal accounting controls or auditing matters of employees.

•	Finance Committee: Armin Meyer (chairman), Kurt Feller, Erwin W. Heri
Mission: Develops principles for financial planning, accounting and reporting, disclosure and control, reviews concepts of financial objectives to optimize shareholder value, develops finance policy, is regularly briefed on application/implementation of principles of finance policy, approves financial transactions, investments and acquisitions and supports the preservation and enhancement of the Company’s reputation in the financial markets.

•	Human Resources and Compensation Committee: Kurt Feller (chairman), Gertrud Höhler, Peter Littmann, Armin Meyer (member of the Human Resources Committee only)
Mission: Develops objectives and principles of human resource policy and internal communication, reviews the management development situation, develops compensation guidelines in line with overall company strategies, is informed about benefit plans for employees, is briefed in applications/implementation of principles of human resource policy and supports the preservation and enhancement of the Company’s reputation in the Human Resources area. The Compensation Committee assesses the emoluments of the members of the Board and its Committees and prepares a request to the Board concerning the emoluments and the terms of employment of the CEO and the members of the Executive Committee. The Lead Director is the chairman of the Human Resources and Compensation Committee.

•	Nomination Committee: Armin Meyer (chairman), Gertrud Höhler, Peter Littmann, Kurt Feller
Mission: Develops the principles for the selection of candidates for election or re-election to the Board by the General Meeting and prepares a selection of candidates in accordance with these criteria. The Nomination Committee nominates the candidates for the appointments made by the Board. The chairman of the Board is the chairman of the Nomination Committee.

The Company’s “Rules governing the Organization” and committee Charters set out in detail the powers and responsibilities of the Board and its Committees. In order for the Board and its Committees to pass resolutions, at least half of its Members must be personally present, which may be deemed satisfied if simultaneous communication is ensured, such as by telephone or video conference. The full Board meets at least 6 times per year.

2. The Company’s Executive Committee

Armin Meyer became Chairman of the Board of Ciba Specialty Chemicals in autumn 2000. Starting January 1, 2001, he in addition took over as Chief Executive Officer. He streamlined the Company structure and shifted priority targets to profitable growth, innovation, highly qualified people as well as cash generation. He has been a Member of the Board of the Company since its spin-off in 1997.

Previously Armin Meyer was Head of the global Building Technologies Segment of ABB Ltd. As of 1995, he was a member of the Executive Committee of ABB, a global technology Group.

Armin Meyer started his career in 1976 when he joined the former Brown Boveri Ltd. (BBC) as development engineer. In 1980 he became Head of Research and Development for industrial motors and took over as Head of the international business unit for electrical power generators in 1984. Further steps included the presidency of ABB Drives Ltd. as well as of ABB Power Generation Ltd. In 1995, he became Head of the Power Generation Segment. In 1998, he took over as Head of the Building Technologies Segment.

Armin Meyer, born 1949 in Zurich, Switzerland, holds a Ph.D. in electrical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich. In addition to his responsibilities at ABB, Armin Meyer was also Professor for Electrical Engineering and Drives at ETH, Zurich for twelve years.

Michael Jacobi joined Ciba-Geigy’s finance area in 1978. In 1980, Michael Jacobi moved to Brazil as Corporate Controller and later was appointed Treasurer. In 1986, he moved to the United States where he led the financial department at the Toms River Plant in New Jersey. After further management training at Harvard, he returned to the Finance department in Basel in 1987 as Head of Management Accounting. He became Group Controller of Ciba-Geigy in 1990, responsible for the Company’s overall corporate financial accounting and reporting. In 1997, he was appointed Chief Financial Officer for Ciba Specialty Chemicals, responsible for Treasury, Mergers and Acquisitions (M&A), Investor Relations, Control and Information Management. Michael Jacobi serves on the Council of the Foundation for Accounting and Reporting Recommendations and plays a significant role in setting Swiss guidelines for accounting and disclosure. He has a doctorate in Economics from the university of St. Gallen.

Ciba Specialty Chemicals
Financial Review 2002

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Corporate Governance

Brendan Cummins was appointed head of International Coordination and Human Resources on December 1, 2001. Brendan Cummins joined Ciba-Geigy in Ireland in 1971 as an Accountancy Student. In 1974, he assumed the position of Planning and Information Manager in Ireland. In 1979, he moved to Ciba-Geigy Singapore as Treasury Head and, in 1981, was appointed Head of Finance and Administration South East Asia. In 1984, he transferred to Hong Kong as Head of Finance and HR North Asia with project responsibility for China. In 1990, he moved to Philippines as Head of Pharmaceutical Division and later that year was appointed in combination Group Company Head. In 1994, he transferred to the UK as Head of Finance and HR of Ciba-Geigy Horsham. In 1995, he returned to the Far East as Group Company Head China and, in 1997, assumed the position of Regional President Greater China for Ciba Specialty Chemicals. In 1999, he moved to Basel and was appointed Global Head of Whiteners and, in 2000, he established and headed the Global Business Unit Home & Personal Care. In 2001, he worked for Irish Fertilizer Industries as Managing Director. He has a degree in accounting and is a Fellow of The Institute of Company Accountants.

Martin Riediker was appointed Chief Technology Officer in 2001. Martin Riediker joined Ciba-Geigy in 1982 as a photochemist in central research at Ciba-Geigy in Basel. In 1988, he moved to the United States as Vice President, Research and Development (R&D) for the Polymers Division and was later appointed Vice President and General Manager of the North American Resins Business Unit in 1991. He was named Head of Ciba’s US Polymers Division in 1994. Riediker was named as Global President of the Consumer Care Division in 1995. He also took direct charge of the Detergents and Cosmetics Business Units. In 1997 he was named Global President of the Consumer Care Division and member of the Executive Committee of Ciba Specialty Chemicals. Mr Riediker has a Doctorate in Chemistry and did Post-Doctoral Studies at Princeton University.

Hermann Angerer was appointed Head of Coating Effects Segment in 2001. He joined Ciba-Geigy Limited in 1981 as a development chemist in the Additives Division in Basel. In 1985, he assumed the global marketing responsibility for radiation curing additives in the Business Unit Imaging and Coating Additives. In 1990, he was appointed Head of the Business Unit Additives for Lubricants. In 1996, he moved to Japan as Head Additives Division, responsible for the markets in Japan and South Korea. In 1999, he moved to Germany, responsible for the German holding company of Ciba Specialty Chemicals and the Additives Division in the Central Europe region. Mr Angerer holds a Ph.D. in Chemical Engineering from the Swiss Federal Institute of Technology Zurich.

Christoph Biedermann was appointed Head of Textile Effects Segment in 2001. From 1982 to 1985, Christoph Biedermann worked for ABB as Project Engineer in Switzerland and Commissioning Engineer in South Africa. From 1986 to 1989, he was Associate and Project Manager at McKinsey in Zurich, Switzerland. In 1990 he joined ABB Drives AG as Manager of High Power Semiconductors. In 1991 he was appointed Manager of Electrical Machines. From 1994 to 1997, he was Manager Business Unit Total Optimization of Processes at ABB Business Area Automation & Drives. In 1997, Christoph Biedermann was appointed President of ABB Industrie AG Switzerland. Since 1999, he was also a member of the Management Committee ABB Switzerland, responsible for the Segment Automation. Mr Biedermann holds a Diploma in Electrical Engineering from the Swiss Federal Institute of Technology, Zurich and has an MBA from INSEAD, Fontainebleau, France.

The Company’s Executive Committee:

Date of
Name	Birth	Nationality	Function	Significant positions outside the Company

Armin Meyer	July 25, 1949	Swiss	Chief Executive Officer	Member of the Board of Directors, Zurich Financial Services, Zurich Member of the Board of CEFIC (European Chemical Industry Council), Brussels
Member of the Foundation Board IMD – International Institute for Management Development, Lausanne

Michael Jacobi	January 30, 1953	German	Chief Financial Officer	Member of the Board of Industrie-Holding, Berne Member of the commission and of the committee of Swiss GAAP, FER, Zurich

Brendan Cummins	May 18, 1951	Irish	Executive Vice President, International Coordination and Human Resources	None

Martin Riediker	June 28, 1952	Swiss	Chief Technology Officer	Member of the Board, American Chemistry Council, Arlington

Hermann Angerer	Dec. 23, 1947	Swiss	Head Segment Coating Effects	None

Christoph Biedermann	March 19, 1957	Swiss	Head Segment Textile Effects	None

Mark Garrett	May 11, 1962	Australian	Head Segment Water & Paper Treatment	Member of the Board of TEGEWA Industry Association, Frankfurt am Main

Felix Meyer	Feb. 18 1953	Swiss	Head Segment Plastic Additives	None

Tim Schlange	January 15, 1963	German	Head Segment Home & Personal Care	None

Mr. Armin Meyer and Mr. Felix Meyer are not related.

Ciba Specialty Chemicals
Financial Review 2002

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Mark Garrett was appointed Head of the Water & Paper Treatment Segment in 2001. He joined Ciba-Geigy in Australia in 1986 and worked there as Information and Planning Manager. In 1989, he moved to the Swiss headquarters in Basel, working in Finance and as Marketing Center Manager and Business Development Manager. In 1995, he became head of the Business Unit Paper and in 1996 he was appointed Global Head of the Business Segment Whiteners. In 1998, Garrett became Global Head of the Business Unit Textile Chemicals where he successfully integrated three textile chemical businesses into one Business Unit that became a worldwide leader in its field. Garrett joined DuPont from Ciba Specialty Chemicals in September 2000, initially as Director Corporate Plans before becoming the Global Business Director Tyvek/Typar. Mark Garrett holds the following degrees: Bachelor of Arts, Economics, University of Melbourne, Melbourne, and Master of Applied Information Systems, Royal Melbourne Institute of Technology, Melbourne, Australia.

Felix Meyer was appointed Head of the Plastic Additives Segment in 2001. Felix Meyer joined Ciba-Geigy Limited in 1981 as Marketing Specialist for Polymer Additives and was appointed Head of Marketing for Polyolefin Additives in 1984. In 1987, he became Product Manager for Antioxidants, was promoted in 1990 to Head of Business Product Management and then to Head of Strategic Affairs, Additives Division in 1993. From 1994 to 1996 he was responsible for Purchasing and Materials Management and was a member of the Executive Committee of Ciba Additives GmbH in Lampertheim, Germany. In 1996, he assumed responsibility as Global Head of the Business Unit Polymer Additives and member of the Management Committee Additives Division. Mr Meyer has a Diploma in Chemical Engineering and a Ph.D. in Physical Chemistry from the Swiss Federal Institute of Technology, Lausanne.

Tim Schlange joined Ciba-Geigy’s Corporate Planning staff in 1992. In 1994, Schlange assumed a marketing and sales position with Ciba Vision. In 1996, he began as Head of the Market Center Basic Polyolefins in a global marketing role for the Polymer Additives Business Unit. In 1999, he was appointed Transition Manager for the project management of the divestment of the Performance Polymers Division. In 2000, he headed Strategic Business Development for the Consumer Care Division. Since 2001, he has been Head of the Home & Personal Care Segment. He has a doctorate in Economics from the university of St. Gallen.

There are no management agreements between the Company or its management bodies and any third parties.

So as to promote honest and ethical conduct, legal compliance, prompt internal reporting, accountability, full, fair, accurate, timely, and understandable disclosure in public reports, the Company relies on its “Rules governing the Organization”, its “Code of Conduct”, its “Social Policy Statement” and its “Insider Trading Policy” as well principles of Swiss law which require an employee to behave honestly and in an ethical way. In management’s opinion, all these rules amount to a “Code of Ethics”.

3. Compensation

Non-executive members of the Board

In 2002, the non-executive members of the Board in aggregate received as remuneration, bonuses and other benefits a total of CHF 691 008. In addition, they were given 3 831 Shares by the Company and held a total of 18 330 Shares as at December 31, 2002 (including those allocated in 2002).

In addition, these persons have been given the following options by the Company:

Year	Term	Subscription		Strike price
of allocation	(years)	ratio	Number	(CHF)

1997	8	1:1	23 632	108.70

1998	5	1:1	3 284	163.70

1999	5	1:1	4 108	112.09

2000	5	1:1	2 562	107.09

2001	5	1:1	6 892	111.09

2002	5	1:1	9 280	111.09

Executive Member of the Board and Members of the Executive Committee

In 2002, the executive member of the Board and the members of the group Executive Committee in aggregate received as salaries, bonuses and other benefits inclusive any voluntary company pension contributions a total of CHF 7 795 438. In addition, they were given 28 330 Shares by the Company (of which most are restricted) and held a total of 67 745 Shares as at December 31, 2002 (including those allocated in 2002).

Year	Term	Subscription		Strike price
of allocation	(years)	ratio	Number	CHF

1997	8	1:1	63 624	108.70

1998	5	1:1	18 613	163.70

1999	5	1:1	28 970	112.09

2000	5	1:1	23 549	107.09

2001	5	1:1	65 672	111.09

2001Supplementary grant	4y and 10.5 months	1:1	19 572	111.09

2002	5	1:1	135 640	111.09

Highest Total Compensation

In 2002, the member of the Board with the highest total compensation received as salary, bonus and other benefits inclusive any voluntary Company pension contributions a total of CHF 2 641 271. In addition, in 2002, this person was allocated 5 965 restricted Shares, 2 232 unrestricted Shares and 31 000 options (terms as indicated above).

Additional fees and loans

None of the above mentioned persons has received any fees or any compensation for services rendered to the Company during 2002 other than disclosed in this report, nor have they been extended any loans.

Former members

Four former executive members of the Company’s Board and of the group management have received a total compensation of CHF 2 568 313 in 2002. This amount includes contributions in the form of Shares and options and voluntary Company pension contributions. It also includes the salary paid to former Executive Committee members who became employees of the Company.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Corporate Governance

Closely Linked Persons

The Company has never made any share or cash contribution to any Closely Linked Person, i.e. to a third party which is closely linked to members of the board or to members of the group Executive Committee. However, they may have acquired Shares of the Company or options on their own. Also, the Company never paid any fees to such persons nor has it granted them any loans.

Shareholdings of Closely Linked Persons – if any – are included in the figures reported above.

Base salaries of the Members of the Board and Executive Committee are established according to a comparative analysis of base salaries paid within selected peer groups of international companies. Annual bonuses are based on corporate performance, primarily in relation to profitability, and personal objectives, established at the beginning of the year.

4. The Company’s shares and shareholders

The Company’s nominal share capital amounts to CHF 649 171 053 and is divided in 72 130 117 shares with a nominal value of CHF 9 each. Until June 28, 2002, the nominal value per share amounted to CHF 10. The Board of Directors proposes to the shareholders of the Company to further reduce the Company’s share capital from CHF 649 171 053 by CHF 216 390 351 to CHF 432 780 702 by reducing the nominal value of each of the Company’s Shares from CHF 9 by CHF 3 to CHF 6 and by making a cash payment to the Company’s shareholders of CHF 3 per Share. The shareholders will vote on this proposal at the Company’s General Meeting of Shareholders on March 6, 2003.

For the Company’s major subsidiaries, see Major Consolidated Subsidaries and Associated Companies section of this Financial Review.

The Company only has one class of shares and has no bonus certificates. Each share is entitled to any dividends proposed by the Board and approved by the shareholders, and has one vote, subject to the limitations set out below. The Company has an authorized capital of CHF 36 million, conditional capital for acquisitions of CHF 36 million and conditional capital for employee participation plans of CHF 18 million. For additional information please refer to article 4 of the Company’s Articles of Association which can be downloaded as a pdf file from http://www.cibasc.com/image.ASP?ID=1704. The German version — which is legally binding – can be downloaded from http://www.cibasc.com/image.ASP?ID=1705. For changes in capital, see Note 17 to the Consolidated Financial Statements.

For information about the Company’s major shareholders see Note 8 to the financial statements of Ciba Specialty Chemicals Holding Inc. The Company has no cross holdings nor has it executed any pooling or management agreements.

No shareholder may be registered as a shareholder with voting rights for more than 2 percent of the Company’s share capital. A shareholder purchasing more than 2 percent of the Company’s share capital will be recorded in the Company’s share register for the shares in excess of 2 percent of the Company’s share capital as a shareholder without voting rights. The Board or a committee designated by the Board may, however, on a case-by-case basis allow some or all of the excess shares to be registered with voting rights. In 2002, the Board granted no such exception and currently no shareholder has the benefit of any such exception. For purposes of the 2 percent rule, individuals and/or legal entities acting in concert are considered to be one shareholder.

Nominees may be entered with the right to vote for more than 2 percent of the voting stock, if the nominee discloses the names, addresses and number of shares of those persons for which it holds the shares.

For information about the Company’s treasury stock, see Note 17 to the Consolidated Financial Statements and the Consolidated Balance Sheets.

At the Company’s general meeting, no person may vote more than 5 percent of the Company’s stock, with the exception of depositaries, corporate bodies, independent proxies or nominees complying with their duty to disclose the names, addresses and number of shares of those persons for which it holds the shares.

Any shareholder may demand that an item be put on the agenda of the general meeting if he represents shares held with a nominal value of at least CHF 1 million. Such a demand must be made in writing at least 60 days before the Annual General Meeting (“AGM”). In line with good Corporate Governance, the Board proposes to the shareholders to reduce the above threshold amount to CHF 600 000, so as to ensure that 100 000 Shares are sufficient to have an item put on the agenda. The shareholders will vote on this proposal at the Company’s General Meeting of Shareholders on March 6, 2003.

The record date for participation at the AGM is usually fifteen days before the general meeting while persons who have subsequently become shareholders may register their voting rights at the AGM Office if the shareholder can prove that he or she is the owner of the shares and that these shares are not being voted otherwise.

There is no provision in the Articles or under Swiss law requiring a presence quorum for the holding of shareholders’ meetings. Resolutions generally require the approval of the “majority” of the shares represented at a shareholders’ meeting (i.e. a simple majority of the shares represented at the shareholders’ meeting, with abstentions having the effect of votes against the resolution). A resolution passed at a shareholders’ meeting with the affirmative vote of at least two-thirds of the shares represented at such meeting is required for:

(i)	any change to the Company’s business purpose,

(ii)	the creation of shares with privileged voting rights,

(iii)	the creation of restrictions on the transferability of registered shares, or the elimination of transfer restrictions,

(iv)	an authorized or conditional increase in the Company’s share capital,

(v)	an increase in the Company’s share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contribution in kind, for the acquisition of assets, or involving the grant of special privileges,

(vi)	the restriction or elimination of preemptive rights of shareholders,

(vii)	a relocation of the domicile of the Company or

(viii)	the dissolution of the Company other than by liquidation (for example, by way of a merger). In addition, any provision in the Articles for a greater voting requirement than is prescribed by law or the existing Articles must be adopted in accordance with such greater voting requirements.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Dividends and Dividend Policy

The amount of dividends to be paid by the Company to its shareholders depends on general business conditions, the Company’s financial performance and other relevant factors. Under Swiss law, dividends may be paid out only if approved at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders usually approve the dividend proposal of the Board. At the shareholders’ meeting that was held on March 22, 2002, a dividend of CHF 2 per Share was approved in respect of the fiscal year 2001. In addition, the shareholders approved a capital reduction of CHF 1 per Share and a cash payment of the same amount to the shareholders. For 2002, the Board proposes to the shareholders to carry forward the entire retained earnings, not to pay a dividend and to make a cash payment of CHF 3 per share from a capital reduction. The shareholders will vote on this proposal at the Company’s Annual General Meeting of Shareholders on March 6, 2003.

Equity linked debt

The Company has a USD 687 milllion convertible bond outstanding. The bond matures on July 10, 2003. For details, see Note 14 to Consolidated Financial Statements.

Share and option plans

The Company’s share and option plans are further described in Note 18 to Consolidated Financial Statements.

5. Change of Control Provisions

If a shareholder acquires securities of a listed Swiss company and thereby exceeds the threshold of 331/3 percent of the voting rights, it has to offer to acquire the remaining shares (“mandatory offer obligation”). By shareholders’ resolution, this threshold may be raised to 49 percent (“opting up”). A company may also opt out of the mandatory offer obligation. In its articles of association, the Company has no opting out or opting up provision.

All members of the Company’s Executive Committee have an “employee retention agreement” with the Company which enables them to be involved in a transaction with a third party that considers to take over the Company in a way which does not affect their status as employees.

6. Auditors

Effective August 6, 2002, Ciba Specialty Chemicals Holding Inc., Basel, replaced its statutory and group auditors Arthur Andersen AG, Zurich, with Ernst & Young Ltd, Zurich, to implement a resolution taken by its shareholders on March 22, 2002. This resolution was taken in anticipation of Arthur Andersen’s inability to safeguard the Company’s interests.

Ernst & Young Ltd’s lead audit partner, Eric Ohlund, who had formerly been with Arthur Andersen AG, has supervised the Company’s audit since 1997.

The audit fees paid by the Company in 2002 to Ernst & Young and to Arthur Andersen amounted to CHF 3.3 million. In addition, the Company paid CHF 2.3 million to Ernst & Young and to Arthur Andersen for other services in 2002.

The auditors of the Company are present at those Board meetings during which the annual accounts of the Company are discussed and the items and proposals to the general meeting of the shareholders of the Company are decided upon. The auditors are also present at the meetings of the audit committee where audit mandate and audit planning are discussed. Any other participation is as required.

The audit committee will introduce processes for the pre-approval of audit and of non-audit services. During a preliminary assessment on a world-wide basis, there has been found to be no material issue. The Company is fully on track with its preparations and will implement appropriate additional processes as soon as the respective regulation has come into effect.

7. Information Policy

The Company also reports to the exchanges on which it is listed, the SWX Swiss Exchange and the New York Stock Exchange (“NYSE”). Its reports submitted to the U.S. stock exchange supervision authority, the Securities and Exchange Commissions (“SEC”), may also be downloaded from: http://www.sec.gov/cgi-bin/srch- edgar?text=ciba+specialty+chemicals+holding

The Company’s official means of communication is the Swiss Official Gazette of Commerce.

Inquiries may also be made to Investor Relations,
 telephone +41 61 636 5081 and to Group Communications,
 telephone +41 61 636 4444.

The Company’s website is www.cibasc.com.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Summary of Selected Financial Data
(in millions of Swiss francs, except share and per share data)

Results of operations(1)	2002	2001	2000	1999	1998

Net sales	7 085	7 367	7 902	7 244	6 632

Operating income (loss)	788	761	876	632	(528)

Income (loss) from continuing operations(2)	406	380	418	238	(971)

Income (loss) from discontinued operations, net of tax(3) (4)	–	–	34	87	(13)

Cumulative effects of change in accounting principles, net of tax(5)	–	2	–	–	–

Net income (loss)(6)	406	382	452	325	(984)

Basic earnings (loss) per share

Continuing operations(2)	5.92	5.72	6.31	3.58	(14.65)

Discontinued operations(4)	–	–	0.50	1.31	(0.20)

Cumulative effects of change in accounting principles(5)	–	0.04	–	–	–

Net income (loss) per share(6)	5.92	5.76	6.81	4.89	(14.85)

Diluted earnings (loss) per share

Continuing operations(2)	5.92	5.72	6.31	3.58	(14.65)

Discontinued operations(4)	–	–	0.50	1.31	(0.20)

Cumulative effects of change in accounting principles(5)	–	0.04	–	–	–

Net income (loss) per share(6)	5.92	5.76	6.81	4.89	(14.85)

Equity per share	63.16	59.08	56.82	54.74	48.94

Dividend per share(7)	–	2.00	2.00	2.00	2.00

Capital reduction per share(7)	3.00	1.00	–	–	–

Weighted average number of shares outstanding

Basic	68 549 964	66 419 147	66 311 879	66 454 357	66 293 130

Diluted	68 575 058	66 419 147	66 311 879	66 462 898	66 293 130

Other data – continuing operations

Net sales development percentage	(4%)	(7%)	9%	9%	7%

Operating income (loss)	788	761	876	632	(528)

Depreciation and amortization of other intangible assets	385	408	406	402	380

Amortization of goodwill	–	61	64	52	38

Restructuring and special charges(8)	–	–	2	–	1 286

EBITDA, before restructuring and special charges	1 173	1 230	1 348	1 086	1 175

EBITDA margin, before restructuring and special charges	16.6%	16.7%	17.1%	15.0%	17.7%

EBIT margin	11.1%	10.3%	11.1%	8.7%	(8.0%)

Capital expenditures	250	259	249	267	396

Research and development	294	276	293	256	249

Personnel costs	1 752	1 796	2 047	1 836	1 883

Number of employees at year-end	19 007	19 683	20 306	20 117	21 148

Results of operations as adjusted, excluding goodwill amortization(1)

Operating income (loss)	788	822	940	684	(490)

Income (loss) from continuing operations(2)	406	441	482	290	(933)

Net income (loss)(6)	406	443	520	387	(934)

Basic earnings (loss) per share

Continuing operations(2)	5.92	6.64	7.27	4.37	(14.08)

Net income (loss) per share(6)	5.92	6.68	7.83	5.83	(14.10)

Diluted earnings (loss) per share

Continuing operations(2)	5.92	6.64	7.27	4.37	(14.08)

Net income (loss) per share(6)	5.92	6.68	7.83	5.83	(14.10)

Balance sheet data

Current assets	5 314	4 827	4 797	4 272	4 284

Property, plant and equipment, net	3 196	3 565	3 787	3 914	3 853

Total assets	11 792	11 718	12 105	12 407	12 045

Short-term debt	1 496	316	371	1 174	1 905

Long-term debt	2 344	3 678	3 859	4 265	3 648

Common stock	649	721	721	721	721

Shareholders’ equity	4 354	3 908	3 754	3 638	3 252

The Summary of Selected Financial Data includes the non-U.S.-GAAP financial indicators EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and EBITDA margin, see “Use of Certain Supplementary Financial Indicators” section of the Management’s Discussion and Analysis in this Financial Review.

See Glossary of Financial Terms for further definitions.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

Business segment data(9)	2002	2001	2000	1999	1998

Plastic Additives
Net sales	1 813	1 834	1 959	1 784	1 609

Operating income	245	275	319	279	276

Depreciation and amortization of other intangible assets	101	113	104	98	99

EBITDA	346	388	423	377	375

EBITDA margin	19.1%	21.1%	21.6%	21.1%	23.3%

EBIT margin	13.5%	15.0%	16.3%	15.6%	17.2%

Coating Effects
Net sales	1 920	1 944	2 118	1 955	1 823

Operating income	341	312	371	307	299

Depreciation and amortization of other intangible assets	99	99	104	96	93

EBITDA	440	411	475	403	392

EBITDA margin	22.9%	21.1%	22.4%	20.6%	21.5%

EBIT margin	17.7%	16.1%	17.5%	15.7%	16.4%

Water & Paper Treatment(10)
Net sales	1 409	1 486	1 558	1 408	1 100

Operating income	98	65	92	50	81

Depreciation and amortization of other intangible assets	88	92	95	101	87

EBITDA	186	157	187	151	168

EBITDA margin	13.2%	10.6%	12.0%	10.7%	15.3%

EBIT margin	7.0%	4.4%	5.9%	3.6%	7.4%

Textile Effects
Net sales	1 544	1 673	1 841	1 683	1 678

Operating income	142	181	204	116	110

Depreciation and amortization of other intangible assets	66	67	71	63	62

EBITDA	208	248	275	179	172

EBITDA margin	13.5%	14.8%	14.9%	10.6%	10.2%

EBIT margin	9.2%	10.8%	11.1%	6.9%	6.6%

Home & Personal Care
Net sales	399	430	426	414	422

Operating income	56	67	58	62	68

Depreciation and amortization of other intangible assets	26	28	22	23	23

EBITDA	82	95	80	85	91

EBITDA margin	20.6%	22.2%	18.8%	20.5%	21.5%

EBIT margin	14.0%	15.7%	13.5%	15.0%	16.1%

Discontinued operations(11)
Performance Polymers business
Net sales	–	–	774	1729	1791

Operating income (loss)	–	–	57	131	(17)

Gain on sale, net of tax	–	–	34	–	–

Footnotes

(1)	As of January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized to earnings. The results of operations on an adjusted basis, excluding goodwill amortization, for the years prior to 2002 are shown in the Summary of Selected Financial Data “Results of operations as adjusted excluding goodwill amortization” section (see Note 1 to the Consolidated Financial Statements). For the year 2000 and prior years, net income as adjusted excludes goodwill amortization from continuing operations and from discontinued operations (see footnote (11) below).

(2)	Included in income from continuing operations is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000 and CHF 1 274 million or CHF 19.22 per share in 1998.

(3)	The 2000 income from discontinued operations of CHF 34 million represents the gain on sale of discontinued operations, net of tax for the Company’s Performance Polymers business which was sold on May 31, 2000. This gain includes income from operations, net of taxes, of CHF 37 million and a CHF (3) million loss on the sale of the net assets of the Performance Polymers business. (See footnote (11) below).

(4)	Included in income from discontinued operations is restructuring and special charges, net of tax of CHF 68 million or CHF 1.03 per share in 1998.

(5)	As of January 1, 2001, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(6)	Included in net income is restructuring and special charges, net of tax of CHF 2 million or CHF 0.03 per share in 2000 and CHF 1 342 million or CHF 20.24 per share in 1998.

(7)	For 2002 the Board of Directors proposes to carry forward the entire retained earnings of Ciba Specialty Chemicals Holding Inc. and not to pay a dividend. The Board of Directors, however, proposes a cash payment to its shareholders resulting from a capital reduction of CHF 3 per share. The capital reduction is subject to shareholder approval at the Annual General Meeting to be held on March 6, 2003. If approved, the capital reduction will take the form of a reduction in the nominal value of each share from CHF 9 by CHF 3 to CHF 6 per share. The Company expects, subject to various conditions and approval, that the payments of the capital reduction will be made to the shareholders on May 23, 2003.

(8)	Included in the 1998 restructuring and special charges is CHF 1 012 million for the write-off of acquired in-process research and development costs associated with the acquisition of Allied Colloids.

(9)	In 2002, the Company implemented Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. As a result of adopting this standard, the Company reclassified certain goodwill and other intangible assets to the segments that were previously reported as corporate items and not allocated to the segments. In addition, the Company reclassified goodwill amortization that was previously allocated to the segments to corporate and reclassified other intangible asset amortization from corporate to the segments corresponding to the other intangible asset reclassification. Amounts reported for the previous periods have been restated to conform to the 2002 presentation.

(10)	The 1998 Financial data for Water & Paper Treatment Segment includes the results of the water and paper treatment business acquired from Allied Colloids for the nine month period commencing April 1, 1998, the date of the Allied Colloids acquisition.

(11)	Reflects the results of the Performance Polymers business as a discontinued operation due to its sale on May 31, 2000. The results represent substantially all of the operations of the Performance Polymers division’s business and do not include an allocation of the Company’s interest costs or unallocated corporate general and administrative expenses. For 2000, the results are for the five month period ended May 31, 2000, the date of the divestment. Included in the Performance Polymers results is goodwill amortization of CHF 4 million in 2000, CHF 10 million in 1999 and CHF 12 million in 1998.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Major Consolidated Subsidiaries and Associated Companies

AMERICAS	Group holding %	Selling	Manufacturing	Research	Services, Finance

Argentina
Ciba Especialidades Químicas S.A., Buenos Aires	100	•

Bermuda
Chemical Insurance Company Ltd., Hamilton	100				•

Ciba Specialty Chemicals Eurofinance Ltd., Hamilton	100				•

Ciba Specialty Chemicals International Finance Ltd., Hamilton	100				•

Ciba Specialty Chemicals Investment Ltd., Hamilton	100				•

Brazil
Ciba Especialidades Químicas Ltda., São Paulo	100	•	•

Canada
Ciba Specialty Chemicals Canada Inc., Mississauga	100	•	•

Ciba Specialty Chemicals Water Treatments Corp., Mississauga	100	•

Chile
Ciba Especialidades Químicas Ltd., Santiago de Chile	100	•	•

Ciba Especialidades Químicas Conosur S.A., Santiago de Chile	67	•

Colombia
Ciba Especialidades Químicas S.A., Bogota	100	•	•

Guatemala
Ciba Especialidades Químicas, S.A. (ACC), Guatemala	100	•	•

Mexico
Ciba Especialidades Químicas Mexico S.A. de C.V., Mexico	100	•	•

Panama
Ciba Especialidades Químicas Colon S.A., Colon	100	•

United States of America
Ciba Specialty Chemicals Corporation, Tarrytown, NY	100	•	•	•

ASIA-PACIFIC	Group holding %	Selling	Manufacturing	Research	Services, Finance

Australia
Ciba Specialty Chemicals Pty. Ltd., Thomastown	100	•	•

China
Ciba Specialty Chemicals (China) Ltd., Beijing	100				•

Ciba Specialty Chemicals (Hong Kong) Ltd., Hong Kong	100	•

Ciba Specialty Chemicals (Shanghai) Ltd., Shanghai	100	•

Guangdong Ciba Specialty Chemicals Co. Ltd., Panyu, Guangdong	95	•	•

Guangzhou Ciba Specialty Chemicals Co. Ltd., Guangzhou	80	•	•

Qingdao Ciba Dyes Co. Ltd., Qingdao	94	•	•

Qingdao Ciba Pigments Co. Ltd., Qingdao	91	•	•

Shanghai Ciba Gao-Qiao Chemical Co. Ltd., Shanghai	67	•	•

Shenzhen Ciba Specialty Chemicals Co. Ltd., Shenzhen	85	•	•

Xiangtan Chemicals & Pigments Co. Ltd., Xiangtan	49	•	•

India
Ciba India Private Ltd., Mumbai	100			•	•

Ciba Specialty Chemicals (India) Ltd., Mumbai (1)	69	•	•

Diamond Dye-Chem Limited, Mumbai	51	•	•

Indonesia
P.T. Ciba Specialty Chemicals Indonesia, Jakarta	80	•	•

Japan
Chemipro Fine Chemical Kaisha Ltd., Kobe	51	•	•

Ciba Specialty Chemicals K.K., Osaka	100	•		•

Musashino-Geigy Co. Ltd., Tokyo	60	•	•

Nippon Alkyl Phenol Co. Ltd., Tokyo	46	•	•

Republic of Korea (South Korea)
Ciba Specialty Chemicals Korea Ltd., Seoul	100	•

Daihan Swiss Chemical Corp., Seoul	50	•	•	•

Doobon Fine Chemical Co., Ltd., Chongwon-kun	63	•	•

Malaysia
Ciba Specialty Chemicals (Malaysia) SDN BHD, Klang	70	•	•

New Zealand
Ciba Specialty Chemicals N.Z. Ltd., Auckland	100	•	•

Singapore
Ciba Specialty Chemicals (Singapore) Pte Ltd., Singapore	100	•

South Africa
Ciba Specialty Chemicals (Pty) Ltd., Spartan	100	•

Taiwan
Ciba Specialty Chemicals (Taiwan) Ltd., Kaohsiung	100	•	•

Thailand
Ciba Specialty Chemicals (Thailand) Ltd., Bangkok	100	•	•

Ciba Specialty Chemicals Industries Ltd., Bangkok	95	•	•

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

EUROPE	Group holding %	Selling	Manufacturing	Research	Services, Finance

Austria
Ciba Spezialitätenchemie GmbH, Hard	100	•

Belgium
Ciba Specialty Chemicals N.V., Groot-Bijgaarden	100	•

Finland
Ciba Specialty Chemicals Finland OY, Helsinki	100	•

France
Ciba Specialités Chimiques SA, Saint Fons	100	•	•

Ciba Specialty Chemicals Masterbach SA, Saint Jeoire en Faucigny	100	•	•	•

Germany
Ciba Spezialitätenchemie Grenzach GmbH, Grenzach-Wyhlen	100		•	•

Ciba Spezialitätenchemie Holding Deutschland GmbH, Lampertheim	100				•

Ciba Spezialitätenchemie Lampertheim GmbH, Lampertheim	100	•	•	•

Ciba Spezialitätenchemie Pfersee GmbH, Langweid/Lech	100	•	•	•

Greece
Ciba Specialty Chemicals Hellas ABEE, Thessaloniki	100	•

Hungary
Ciba Specialty Chemicals Magyarorszag, Kft., Budapest	100	•

Italy
Ciba Specialty Chemicals S.p.A., Sasso Marconi (Bologna)	100	•	•	•

Magenta Master Fibres, S.p.A., Milano	60	•	•	•

Netherlands
Ciba Specialty Chemicals International Neder- land B.V., Maastricht	100				•

Ciba Specialty Chemicals (Maastricht) B.V., Maastricht	100	•	•	•

EFKA Additives B.V., Heerenveen	100	•	•

Melapur B.V., Heerlen	100	•

Portugal
Ciba Especialidades Químicas Lda.,.Porto	100	•

Spain
Ciba Especialidades Químicas S.L., Barcelona	100	•	•

Sweden
Ciba Specialty Chemicals Sweden AB, Göteborg	100	•

Switzerland
Ciba Specialty Chemicals Holding Inc., Basel(1)					•

Ciba Spécialités Chimiques Monthey SA, Monthey	100		•

Ciba Spezialitätenchemie AG, Basel	100	•	•	•

Ciba Spezialitätenchemie Finanz AG, Basel	100				•

Ciba Spezialitätenchemie International AG, Basel	100				•

Ciba Spezialitätenchemie Kaisten AG, Kaisten	100		•

Ciba Spezialitätenchemie Schweizerhalle AG, Muttenz	100		•

Ciba Spezialitätenchemie Services AG, Basel	100				•

CIMO Compagnie Industrielle de Monthey SA, Monthey	50				•

Turkey
Ciba Özel Kimyevi Ürünler Sanayi ve Ticaret Ltd., Istanbul	100	•

United Kingdom
Ciba Specialty Chemicals PLC, Macclesfield	100	•	•	•

Ciba Specialty Chemicals Investment PLC, Macclesfield	100				•

Ciba Specialty Chemicals Water Treatments Ltd., Bradford	100	•	•	•

To enhance the readability of this report and because of being less relevant, shareholdings by Ciba group companies are not indicated in the table above.

(1)	Ciba Specialty Chemicals Holding Inc. is the ultimate holding company of Ciba Specialty Chemicals Group. Its shares are listed on the Swiss Exchange and since August 2, 2000, the Company’s American Depository Shares (“ADSs”) are listed on the New York Stock Exchange. Two ADSs represent one share of the Company’s common stock.

(2)	The shares of Ciba Specialty Chemicals (India) Ltd., Mumbai are listed on the Mumbai Stock Exchange. The total market value of the 13 280 819 shares of the company as of December 31, 2001 was approximately CHF 43 million (INR 1 454 million).

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Ciba Specialty Chemicals Holding Inc. Financial Statements

(in millions of Swiss francs, except share and per share data)

Statement of income	2002	2001

Financial income	159	466

Total income	159	466

Administrative expenses	7	8

Financial expenses	21	34

Taxes	1	(1)

Total expenses	29	41

Profit for the year	130	425

	December 31	December 31
Balance sheet	2002	2001

Assets
Cash and cash equivalents	870	487

Short-term investments	5	31

Accounts receivable:

Subsidiaries	3	763

Third parties	16	33

Total current assets	894	1314

Financial investments	2474	2124

Total long-term assets	2474	2124

Total assets	3368	3438

Liabilities and shareholders’ equity
Liabilities:
Subsidiaries	2	188

Third parties	28	35

Bonds	300	300

Accrued liabilities	126	126

Total liabilities	456	649

Common stock	649	721

Legal reserves:
General reserve	1680	1249

Treasury stock reserve	86	320

Retained earnings brought forward	497	499

Total shareholders’ equity	2912	2789

Total liabilities and shareholders’ equity	3368	3438

Notes to the financial statements of Ciba Specialty Chemicals Holding Inc.

1. Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with the requirements of the Swiss Code of Obligations. The short-term positions on the balance sheet denominated in foreign currencies are translated into Swiss Francs at year-end exchange rates. The resulting exchange rate differences and the differences from current business operations are charged to the income statement.

2. Short-term investments

Short-term investments include treasury stock at a book value of CHF 5 million (2001: CHF 22 million); see also note number 6.

3. Contingencies

	2002	2001

Guarantees for capital and interests for “Industrial Revenue Bonds”	351	402

Guarantees for the benefit of subsidiaries	217	70

Guarantees for bonds and notes for the benefit of subsidiaries	4680	5259

Total as per December 31	5248	5731

4. Bonds

In 1999, the Company issued a CHF 300 million straight bond with an interest rate of 3.25 percent. Interest payments are due on April 6 of each year. Date of repayment is April 6, 2009.

5. Financial investments

Financial investments include loans to subsidiaries amounting to CHF 523 million (2001: CHF 300 million). The major direct and indirect investments in subsidiaries and joint ventures of Ciba Specialty Chemicals Holding Inc. are listed in this Financial Review in the section “Major Consolidated Subsidiaries and Associated Companies”.

6. Treasury stock (number)

	2002	2001

Treasury stock on January 1	5987947	6061434

Purchased at market prices	2174577	1855966

Sold at market prices	(4970437)	(1929453)

Treasury stock on December 31	3192087	5987947

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

(in millions of Swiss francs, except share and per share data)

7. Common stock

The General Meetings of the Shareholders on April 20, 1998 and March 22, 2002 resolved the following:

Authorised increase of common stock

Until March 22, 2004 the Board of Directors is allowed to issue a maximum of 4 million fully paid in registered shares at a par value of CHF 9 per share. This results in an increase of the common stock by up to CHF 36 million.

Conditional increase of common stock

The Company’s common stock can be increased by issuance of up to 4 million fully paid in registered shares at a par value of CHF 9 per share. This increase of the common stock by up to CHF 36 million is restricted to the execution of option and conversion rights. The subscription rights of the existing shareholders may be excluded.

The Company’s common stock can be increased by issuance of up to 2 million fully paid in registered shares at a par value of CHF 9 per share. This increase of the common stock by up to CHF 18 million is restricted to the execution of option and conversion rights granted to the Group’s employees.

8.     Major shareholders

According to our knowledge the following shareholders hold more than 2 percent of the Company’s common stock:

	2002	2001

Artisan Partners Limited, USA-Wisconsin	5.0%	–

BNP Paribas (Suisse) SA, Geneva*	–	2.2%

Chase Nominees Ltd, London*	5.0%	2.7%

Putnam Group, Boston	5.2%	5.2%

(*registered as nominees)

These shareholders may use their voting rights up to 2 percent of the common stock.

Proposed appropriation of retained earnings	2002	2001

Retained earnings of previous year	367	74

Profit for the year	130	425

Total retained earnings	497	499

No distribution of dividend in 2002 (2001: CHF 2.00 on 66 142 170 registered shares – treasury shares excluded)	–	132

Balance to be carried forward	497	367

Report of the statutory auditors to the General Meeting of the Shareholders of Ciba Specialty Chemicals Holding Inc., Basel

As statutory auditors, we have audited the accounting records and the financial statements (statement of income, balance sheet, notes and proposed appropriation of retained earnings, see page 50 to 51) of Ciba Specialty Chemicals Holding Inc., for the year ended December 31, 2002. The prior year corresponding figures were audited by an other auditing firm.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence. Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with the Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Eric G. Ohlund	Patrick Fawer

Zurich, January 17, 2003

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Glossary of Financial Terms

Accumulated Other Comprehensive Income is a component of shareholders’ equity and is the sum, at the balance sheet date, of the cumulative, net of tax amounts of (i) the currency translation adjustment, (ii) the unrealized gains and losses on available-for-sale securities, (iii) the effective portion of a derivative financial instrument’s fair value, that qualify and that are designated as cash flow hedges, and (iv) the minimum pension liability, less the corresponding intangible asset.

Acquired In-Process Research and Development Costs is the portion of the consideration paid in an acquisition that is allocated to incomplete research and development (R&D) projects. The amount allocated is based on an independent appraisal using standard valuation procedures and techniques. In accordance with U.S. GAAP, in-process R&D costs are expensed immediately.

Basic Earnings per Share is defined as net income divided by the weighted average number of common shares outstanding during the reporting period.

Cash Flow Hedges are hedges of the exposure to variability in expected future cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

Commercial Paper are short-term borrowings in the capital markets that are typically due within 30 to 270 days from the date of issuance and are issued by companies with good credit ratings.

Comprehensive Income is the change in equity of the Company during the year from transaction and other events, other than dividends paid, treasury stock and common stock transactions. It includes (i) net income for the year; (ii) the current year’s currency translation adjustment; (iii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; (iv) the changes in the effective portion of derivative financial instruments’ fair value, net of tax, that qualify and that are designated as cash flow hedges and (v) the change in the minimum pension liability, less the corresponding intangible asset, net of tax.

Convertible Bonds are debt instruments that may be converted into shares based on predefined conditions as stipulated in the debt agreement.

Defined Benefit Pension Plan is a pension plan that provides employees at their date of retirement, a predefined payment. The payment is, depending on the benefit plan, a function of one or more factors such as age, years of service or compensation level of the employee.

Defined Contribution Pension Plan is a pension plan for employees that provides the employees, at the date of their retirement, benefits based on the amount of capital paid-in by the participant or the Company, plus returns earned on the investment of those contributions.

Derivatives, Derivative Financial Instruments are financial contracts or agreements, the value of which is linked to current or future interest rates, exchange rates, prices of securities, or financial or commodity indices. Derivative financial instruments currently used by the Company are forward exchange contracts, options and interest and currency swaps. The Company uses these instruments to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

Diluted Earnings per Share is similar to basic earnings per share (net income divided by the weighted average number of common shares outstanding) except that it reflects the potential dilution that could occur if dilutive securities, such as stock options and convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the Company. Antidilutive effects are not considered.

EBIT Margin is operating income (EBIT) expressed as a percentage of net sales (EBIT divided by net sales).

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

EBITDA-Interest Cover is calculated as EBITDA divided by net interest expense (interest expense less interest income).

EBITDA Margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).

Embedded Derivative Financial Instruments are derivatives that are included within another type of contract (“host contract”) that affect some or all of the cash flows or value of other exchanges required by the host contract in a manner similar to a derivative financial instrument.

Equity per Share is calculated by dividing total shareholders’ equity by the number of outstanding common shares (total common shares issued less treasury shares outstanding) at the balance sheet date.

Fair Value Hedges are hedges of the exposure to changes in the fair value of a recognized asset or a liability or an identified portion of such asset or liability (the hedged item) that is attributable to a particular risk.

Free Cash Flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. The Company uses free cash flows for reinvestment in the business, for repayment of debt and for restructuring programs.

Goodwill is recognized in an acquisition of a business if the amount of the consideration paid by the Company is in excess of the fair value of the acquired entity’s tangible and identifiable intangible net assets.

Gross Profit Margin is Gross Profit expressed as a percentage of net sales (Gross Profit divided by net sales).

A Hedge is an economic relationship between a hedged item and a derivative financial instrument whereby losses or gains are expected to offset each other in whole or in part.

A Hedged Item is specifically identified as either all or a specific portion of a recognized asset, liability, a forecasted transaction or of an unrecognized firm commitment.

Hedge Effectiveness is the portion of the derivative financial instrument’s change in fair value that offsets the change in the fair value or cash flows of the hedged item.

Hedge Ineffectiveness is the amount by which the derivative financial instrument’s change in fair value does not equal the change in fair value or cash flows of the hedged item.

Intensity is an amount expressed as a percentage of net sales. Intensity of inventories is equal to the inventories divided by net sales. Intensities of accounts receivables and accounts payable are calculated correspondingly.

Invested Capital is the sum of total assets less non-interest bearing current liabilities (i.e. accounts payable, income taxes payable as well as accruals and other current liabilities, except the current portion of deferred tax liabilities) and less deferred tax assets.

Minimum Pension liability is the additional pension liability required to be recognized for a pension plan if the accumulated benefit obligation of the plan exceeds the fair value of the plan’s assets (this excess obligation is the “unfunded accumulated benefit obligation”) and the pension accrual recorded on the balance sheet is not equal to or greater than the unfunded accumulated benefit obligation or a prepaid pension asset has been recognized for these plans. The additional minimum pension liability has no impact on income as it is offset by recording an intangible asset, if certain conditions are met, and by reducing shareholders’ equity.

Net Cash Provided by Operating Activities is the net cash provided from the principal revenue-producing activities of the business. It excludes financing and investing activities.

Net Current Operating Assets is the sum of inventories and accounts receivable less accounts payable.

Net Debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

Net Sales Development percentage is the change in the current period’s net sales in Swiss francs over the previous period’s sales in Swiss francs expressed as a percentage.

Net Sales Development percentage, in local currencies is the change in the current period’s net sales in local currencies over the previous period’s net sales in local currencies expressed as a percentage.

Operating Cash Flows before restructuring payments is the net cash provided by operating activities less restructuring payments.

Other Intangible Assets are assets (excluding financial assets) that lack physical substance, not including goodwill. They may include, but not limited to, such assets as trademarks; trade names; patented and unpatented developed technology and know how, trade secrets, including processes and formulations; certain agreements such as licensing, royalty, not-to-compete, supply contracts, operating permits; and customer relationships, lists and contracts.

Ciba Specialty Chemicals
Financial Review 2002

www.cibasc.com

Contact Addresses

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

Internet Address
www.cibasc.com

Group Communications

For media inquiries, please contact:

Headquarters
Switzerland
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

United States
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

Japan
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

Singapore
Carolyn Lo
Tel. +65 6890 6130
Fax +65 6890 6107

United Kingdom
Sally Seed
Tel. +44 1625 888 288
Fax +44 1625 619 002

Investor Relations

For investor or analyst inquiries, please contact:

Headquarters
Switzerland
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

Share Register

To report shareholder address or other changes, please contact:

Share Register
Ciba Specialty Chemicals
Holding Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 5791 or
+41 61 636 3559
Fax +41 61 636 5243

Financial Calendar

Ciba Specialty Chemicals reporting dates:
First Quarter 2003 financial results	April 24, 2003
First Half 2003 financial results	August 20, 2003
Third Quarter 2003 financial results	October 23, 2003
The Annual General Meeting of Shareholders for the 2002 financial year will take place on in Basel, Switzerland	March 6, 2003
Expected payment from capital reduction	May 23, 2003

Ciba Specialty Chemicals’ 2002 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2002 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2003

Trademarks are either registered or pending in relevant countries and are the property of their respective owners.

Designed and produced by Seiler Basel, a Company of the Seiler DDB Group.

Printed in Switzerland by Birkhäuser+GBC AG.

Ciba Specialty Chemicals Inc.
Klybeckstrasse 141 CH-4002 Basel Switzerland	Value beyond chemistry

Ciba Specialty Chemicals
Environment, Health and Safety 2002

Environment, Health and Safety 2002

Statement from the Chairman of the Board
and Chief Executive Officer Armin Meyer

In industry, we often hear the term “continuous improvement.” Usually, it’s in reference to making a series of incremental enhancements that lead to greater profitability.

In the Ciba Specialty Chemicals EHS Policy “A Commitment to Excellence” – which we publish in this report each year – we also speak of continuous improvement. Our reference is to continuously improve our EHS performance, which we know is directly linked to our financial success. That’s why environmental, health and safety matters are part of our business plan. It’s a critical component of success.

Last year, we introduced a novel way of reporting our environmental performance – both the traditional reporting of our actual emissions and energy consumption, as well as our new approach of connecting them to our business performance. By relating these factors to gross profit, we can demonstrate how our high-quality products add value throughout the value chain, using fewer resources and minimizing environmental impact. I invite you to review our primary measurement parameters (energy usage, water usage and carbon dioxide emissions) for 2002, as published in this report, and would like to remind you that more information is available on our Internet, at www.cibasc.com/ehs.

Continuous improvement in product stewardship

For many years, Ciba Specialty Chemicals has been a leading participant in the chemical industry’s Responsible Care® program, in which a primary focus is product stewardship. Product stewardship means adopting a comprehensive “cradle-to-grave” process for identifying and managing the development, manufacture, distribution, marketing, use and ultimate disposal of our products – in a way that is as safe, healthy, environmentally sound and sustainable as possible and that ensures conformity between Ciba’s global policy and the local implementation of that policy.

In 2002, we took another step forward in our path toward continuous improvement: theExecutiveCommittee adoptedCiba SpecialtyChemicals’ Guiding Principles for Product Stewardship, which reinforce and expand our commitment to the product stewardship aspects of the Responsible Care® program. This action formalizes our efforts and makes them a systematic part of our management processes. This will more firmly establish product stewardship as a general attitude and habit amongst Ciba Specialty Chemicals employees, whether they be in research and development, product safety and registration, purchasing, manufacturing, sales and marketing or supply chain – all driven by a commitment from the top leadership in Ciba.

Our program will focus on several key priorities in the short-term: establishing a simplified, clear and standardized approach to assessing product risks; seeking benefits from improved product design; increasing our knowledge about how our products are used by customers; learning more about how our products are re-used or disposed; and learning more about the materials we buy from third parties.

Under our program, each business segment will create a Product Stewardship organization and then work with our Group EHS staff to establish annual targets to identify, prioritize and manage the various risks of creating and marketing chemical effects. The Executive Committee will review these targets. The businesses will periodically review and update the targets, leading to continuous improvement of our product stewardship efforts.

I am impressed with the many good individual product stewardship projects that are already underway within Ciba Specialty Chemicals. I am also aware that our new initiative will indeed bring additional benefits. We expect that there will be many lessons learned and they will be applied company-wide to make Ciba Specialty Chemicals stronger. I look forward to updating you in future reports.

Update on 0-10-10

In 2000, we introduced three EHS target goals for the year 2003: (1) zero lost-time accidents; (2) a 10 percent reduction in the absolute level of energy usage, regardless of any changes in production; and (3) strive for a 10 percent greater material use efficiency as measured through material use accounting. We have one more year to go to our target date and I’d like to give you an update.

The number of lost-time accidents declined again – by 12 percent last year, with the number of such accidents falling from 92 in 2001 to 81. More than one-third of our manufacturing facilities (25) had no lost-time accidents in 2002, while another three manufacturing facilities celebrated 12-month “accident-free” periods.

While this is an encouraging trend and statistically shows that our Safety First! campaign is bringing results in this category, our efforts were overshadowed by the fact that we experienced three fatalities in 2002. These fatalities occurred in two separate incidents in which workers were performing maintenance on our manufacturing facilities. In one instance, two workers were overcome by fumes in an underground maintenance chamber; in the second, a worker fell from a platform while performing maintenance on an overhead pipe. Our deepest condolences have been shared with the families of these employees. As with any accident, these incidents could have been avoided and our commitment is to intensify our training programs worldwide with an even stronger focus on encouraging safe behavior. This broadened safety message will serve as a reminder that not only do we face risks on the job, but off the job as well, and we need to keep Safety First! in the very forefront of our minds at all times.

We have made further progress regarding energy consumption. In 2001, we reduced our energy usage by 5 percent; in 2002, we reduced it a further 2.5 percent. This brings the reduction so far to 7.5 percent of our target of 10 percent.

In Mexico, President Vicente Fox presented Ciba Specialty Chemicals with an award in 2002 for extraordinary achievements in conserving electrical energy at the Atotonilquillo Plant. Atotonilquillo personnel were successful in increasing production by nearly 2 percent, while reducing electricity usage by 12.5 percent. The reduction amounted to 10 percent of the plant’s total energy costs.

Key Enviromental Figures

In a related matter, we have made improvements in using fewer natural resources for energy consumption. We are successfully substituting fossil fuels with nonrecoverable wastes. At eight of our sites, we have adapted our boilers to use such comparable fuels, lowering our use of both natural gas and oil. At one of our U.S. facilities, Suffolk, we are even using recovered methane gas from a closed municipal landfill as a major fuel source.

In the third part of our 0-10-10 program, we have built upon the material use accounting framework we implemented in 2001 and can report that in 2002, we increased material use efficiency by 5 percent. We have implemented standard definitions company-wide and have learned significant lessons that will make us even more efficient in the future.

EHS remains good business
 As I have stated before, at Ciba Specialty Chemicals we firmly believe that a strong EHS performance leads to a good financial performance. As one of the leading members of the chemical industry, we understand the importance of communicating about our performance and proactively finding ways to make a difference by continuously improving our operations. I invite you to share your comments and ideas with me at any time.

Thank you for your interest in Ciba Specialty Chemicals.

Armin Meyer
Chairman of the Board and
Chief Executive Officer

Comments to EHS Figures

GP stands for gross profit.

2 Data for 2000 and 2001 have been restated. See Comments to EHS Figures.

The data on energy consumption, water usage and CO2 emissions have been collected using Ciba Specialty Chemicals’ global SEEP (Safety, Energy, Environmental Protection) reporting system. This system ensures that uniform reporting procedures and standards are used throughout the Company, regardless of any local reporting standards or requirements.

All of the data has been consolidated to 100 percent, irrespective of our effective holding in joint ventures. The CO2 emission data includes the CO2 emissions from third-party electricity generation that can be attributed to Ciba Specialty Chemicals’ usage.

With the reorganization of the Company into segments in 2001, we introduced a standard definition of how the production quantity was to be measured. As a result, we have restated the figures for per tonne of product for the period between 2000 and 2002, but continue to show the old figures for 2000 and 2001 for comparison purposes.

Comparisons of our environmental data between 2000 and 2002 show the following percentage changes:

Absolute figures: energy usage (-7.5%), water usage (-8%) and CO2 emissions (-6%)

Per million CHF gross profit: energy (+1%), water (0%) and CO2 emissions (+3%).*

Per tonne of product: energy (-12%), water (-13%) and CO2 emissions (-10%)

In 1998, the European Chemical Industry Council (“CEFIC”) published its Health Safety and Environmental Reporting Guidelines. These guidelines form the basis for the EHS data, which are published on Ciba Specialty Chemicals’ Internet site at www.cibasc.com/ehs.

•     Without the significant appreciation of the Swiss franc during this period, especially during 2002, and its impact on gross profit, the Company would have shown substantial improvement (that is, a reduction in percentages) in all three categories.

Environment, Health and Safety Policy

A Commitment to Excellence

Ciba Specialty Chemicals strives for a leading position in all its markets and business segments. An important element to ensure business leadership is the successful integration of EHS management into all relevant business processes.

We will focus on product and process innovation, supply chain management and customer support to continuously improve the EHS performance of our products and services.

We are committed to exploring all reasonable opportunities to apply our EHS strategies and policies in close cooperation with our customers and suppliers for the benefit of all parties.

Ciba Specialty Chemicals is committed to:

•	Integrating EHS management into business processes and strategic planning

•	Global compliance with laws, regulations, international treaties and conventions

•	Minimizing, managing and communicating all risks relating to its products and operations; participating in Responsible Care® programs in all major regions

•	Maintaining a high level of awareness, motivation, training and professionalism in EHS for all employees

•	Continuously improving EHS performance through goal-setting and measurement

•	Considering EHS performance as a key element in selecting suppliers, distributors and contractors

•	Communicating EHS strategies and performance openly and consistently to all key stakeholders

Production Sites with Zero Lost-Time Accidents

In 2002, 25 production sites reported zero lost-time accidents, compared with 24 in 2001, 19 in 2000 and 15 production sites in 1999. In addition, three sites – Bradford, in Great Britain, and Lampertheim and Langweid, in Germany – celebrated a 12-month period without a lost-time accident during the course of 2002.

The total number of lost-time accidents reported in 2002 fell to 81, compared to 92 in 2001, 142 in 2000 and 154 in 1999.

Listed here are the 25 production sites that reported zero lost-time accidents in 2002:

•	Wyong	Australia
•	Camaçari	Brazil
•	Estrada do Colégio	Brazil
•	Santiago	Chile
•	Guangzhou	China
•	Panyu	China
•	Shekou	China
•	Bogotá	Columbia
•	Grimsby	Great Britain
•	Fraijanes	Guatemala
•	Candra Sari	Indonesia
•	Goa	India
•	Ai-oi	Japan
•	Isohara	Japan
•	Chiba	Japan
•	Kuala Lumpur	Malaysia
•	Puebla	Mexico
•	Kaohsiung	Taiwan
•	Lad Krabang	Thailand
•	Mahachai	Thailand
•	Albemarle	USA
•	Charlotte	USA
•	Newport	USA
•	St. Gabriel	USA
•	Suffolk	USA

Ciba Specialty Chemicals Inc.	Contacts

Klybeckstrasse 141	Group Service Law & Environment
CH-4002 Basel	Peter Naish
Switzerland	charles_peter.naish@cibasc.com
Fax +41 61 636 4670

Group Communications
Michael Cech
michael.cech@cibasc.com
Fax +41 61 636 3019

Internet address
www.cibasc.com

Ciba Specialty Chemicals’ 2002 Annual Report consists of the Business Review, the Financial Review and the Environment, Health and Safety Report.

The documents are published in both English and German.

This report was produced using Ciba Specialty Chemicals’ products contained in papers, inks and other materials.

The 2002 Annual Report was developed and written by Group Communications, Corporate Finance and Group Service Law & Environment, Ciba Specialty Chemicals.

© Ciba Specialty Chemicals Inc. 2003

Trademarks are either registered or pending in relevant countries and are the property of their respective owners.

Designed and produced by Seiler Basel, a Company of the Seiler DDB Group.

Printed in Switzerland by Birkhäuser+GBC AG.